Semiannual Report

June 30, 2015

Ivy Funds Variable Insurance Portfolios

Pathfinder Aggressive
Pathfinder Conservative
Pathfinder Moderate
Pathfinder Moderately Aggressive
Pathfinder Moderately Conservative
Pathfinder Moderate - Managed Volatility
Pathfinder Moderately Aggressive - Managed Volatility
Pathfinder Moderately Conservative - Managed Volatility
Asset Strategy
Balanced
Bond
Core Equity
Dividend Opportunities
Energy

Global Bond
Global Growth
Global Natural Resources
Growth
High Income
International Core Equity
Limited-Term Bond
Micro Cap Growth
Mid Cap Growth
Money Market
Real Estate Securities
Science and Technology
Small Cap Growth
Small Cap Value
Value



IVY FUNDS
Variable Insurance Portfolios

CONTENTS
Ivy Funds VIP



Henry J. Hermann, CFA

Dear Shareholder,

Over the six months since our last report to you, we've seen a few surprises and some familiar patterns. U.S. growth remains slow, developed economies overseas have shown very modest growth, China's stock market has been very volatile and we're still waiting for an interest rate policy change from the Federal Reserve.

The underlying driver of growth overseas has been central banks' aggressive monetary policy. The Chinese have become more aggressive recently, in tandem with the European Central Bank and the Bank of Japan. Financial asset prices in Japan and the Eurozone have appreciated significantly so far, as have those in China. The presumption of economic acceleration imbedded in stock prices eventually will need to be substantiated by the data going forward for this to continue.

In the U.S., the Federal Reserve (Fed) remains steadfast in stating that rates will rise slowly and the timing of a decision on an increase will be data dependent, meaning driven by an increase in the rate of inflation and by job growth. Markets recently have begun to discount a less-accommodative Fed. A degree of uncertainty has emerged, as the equity and bond markets struggle to assess when and how much rates will rise.

Though economic data in the U.S. has improved, the timing of a rate increase is still up for debate. We believe that the economic foundation in the U.S. remains less than robust, so the odds of a rate increase by September are no better than even. When the Fed does implement a rate increase, it should be small enough not to disrupt economic growth.

The U.S. economy's ability to maintain growth in the face of sluggish global growth is one of the key questions for the months ahead. We believe an improving U.S. jobs picture, little inflation and low interest rates create a favorable environment for U.S. businesses and will combine to drive corporate earnings growth and associated equity prices.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	6/30/2015	12/31/2014
S&P 500 Index	2,063.11	2,058.90
MSCI EAFE Index	1,842.46	1,774.89
10-Year Treasury Yield	2.35%	2.17%
U.S. unemployment rate	5.30%	5.60%
30-year fixed mortgage rate	4.02%	3.87%
Oil price per barrel	$59.47	$53.27

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Ivy Funds VIP Portfolios, the Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative Portfolios (collectively, the "Pathfinder Portfolios") and the Pathfinder Moderate — Managed Volatility, Pathfinder Moderately Aggressive — Managed Volatility and Pathfinder Moderately Conservative — Managed Volatility Portfolios (collectively, the "Managed Volatility Portfolios") will indirectly bear their pro rata share of the expenses incurred by the underlying funds. These expenses are not included in the Pathfinder Portfolios or Managed Volatility Portfolios annualized expense ratios or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2015.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

Portfolio	Actual[1] Beginning Account Value 12-31-14	Actual[1] Ending Account Value 6-30-15	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 12-31-14	Hypothetical[2] Ending Account Value 6-30-15	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Pathfinder Aggressive	$1,000	$1,043.60	$0.41	$1,000	$1,024.40	$0.40	0.08%
Pathfinder Conservative	$1,000	$1,018.90	$0.30	$1,000	$1,024.45	$0.30	0.07%
Pathfinder Moderate	$1,000	$1,026.70	$0.20	$1,000	$1,024.63	$0.20	0.03%
Pathfinder Moderately Aggressive	$1,000	$1,032.20	$0.20	$1,000	$1,024.63	$0.20	0.03%
Pathfinder Moderately Conservative	$1,000	$1,023.10	$0.20	$1,000	$1,024.58	$0.20	0.04%
Pathfinder Moderate - Managed Volatility	$1,000	$1,024.10	$1.32	$1,000	$1,023.52	$1.32	0.26%
Pathfinder Moderately Aggressive - Managed Volatility	$1,000	$1,029.20	$1.72	$1,000	$1,023.14	$1.72	0.33%
Pathfinder Moderately Conservative - Managed Volatility	$1,000	$1,019.60	$1.82	$1,000	$1,023.03	$1.82	0.36%
Asset Strategy	$1,000	$1,000.00	$4.80	$1,000	$1,019.96	$4.85	0.98%
Balanced	$1,000	$1,018.70	$4.95	$1,000	$1,019.89	$4.95	0.99%
Bond	$1,000	$ 998.00	$3.90	$1,000	$1,020.87	$3.94	0.79%
Core Equity	$1,000	$1,010.30	$4.72	$1,000	$1,020.06	$4.75	0.95%
Dividend Opportunities	$1,000	$ 989.20	$4.97	$1,000	$1,019.84	$5.05	1.00%
Energy	$1,000	$1,009.20	$6.03	$1,000	$1,018.82	$6.06	1.21%
Global Bond	$1,000	$1,010.60	$3.12	$1,000	$1,021.71	$3.13	0.62%
Global Growth	$1,000	$1,049.20	$5.84	$1,000	$1,019.07	$5.75	1.15%
Global Natural Resources	$1,000	$1,003.00	$6.71	$1,000	$1,018.11	$6.76	1.35%
Growth	$1,000	$1,053.40	$4.93	$1,000	$1,020.00	$4.85	0.97%
High Income	$1,000	$1,020.00	$4.44	$1,000	$1,020.40	$4.44	0.89%
International Core Equity	$1,000	$1,073.10	$6.01	$1,000	$1,019.01	$5.86	1.17%
Limited-Term Bond	$1,000	$1,007.40	$4.01	$1,000	$1,020.81	$4.04	0.80%
Micro Cap Growth	$1,000	$1,070.00	$6.83	$1,000	$1,018.17	$6.66	1.34%
Mid Cap Growth	$1,000	$1,033.00	$5.59	$1,000	$1,019.34	$5.55	1.10%
Money Market	$1,000	$1,000.00	$0.90	$1,000	$1,023.90	$0.91	0.18%
Real Estate Securities	$1,000	$ 943.50	$5.83	$1,000	$1,018.77	$6.06	1.22%
Science and Technology	$1,000	$1,046.80	$5.73	$1,000	$1,019.16	$5.65	1.14%
Small Cap Growth	$1,000	$1,152.60	$6.03	$1,000	$1,019.17	$5.65	1.13%
Small Cap Value	$1,000	$1,006.10	$5.82	$1,000	$1,019.03	$5.86	1.16%
Value	$1,000	$ 996.60	$4.99	$1,000	$1,019.84	$5.05	1.00%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2015, and divided by 365.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustrations are based on ongoing costs only.

Pathfinder Aggressive – Asset Allocation

Ivy Funds VIP Growth	19.8%
Ivy Funds VIP Global Growth	16.7%
Ivy Funds VIP International Core Equity	11.8%
Ivy Funds VIP Limited-Term Bond	10.9%
Ivy Funds VIP Small Cap Growth	10.5%
Ivy Funds VIP Value	10.0%
Ivy Funds VIP Mid Cap Growth	9.8%
Ivy Funds VIP Small Cap Value	9.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.7%

Pathfinder Conservative – Asset Allocation

Ivy Funds VIP Money Market	34.8%
Ivy Funds VIP Limited-Term Bond	17.9%
Ivy Funds VIP Growth	12.9%
Ivy Funds VIP Dividend Opportunities	12.6%
Ivy Funds VIP Small Cap Growth	5.3%
Ivy Funds VIP International Core Equity	4.8%
Ivy Funds VIP Value	4.0%
Ivy Funds VIP Mid Cap Growth	3.0%
Ivy Funds VIP Global Growth	2.2%
Ivy Funds VIP Small Cap Value	2.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.5%

Pathfinder Moderate – Asset Allocation

Ivy Funds VIP Money Market	20.0%
Ivy Funds VIP Dividend Opportunities	14.6%
Ivy Funds VIP Growth	14.0%
Ivy Funds VIP Global Growth	12.0%
Ivy Funds VIP Limited-Term Bond	10.9%
Ivy Funds VIP Small Cap Growth	7.4%
Ivy Funds VIP International Core Equity	6.9%
Ivy Funds VIP Value	5.0%
Ivy Funds VIP Small Cap Value	4.9%
Ivy Funds VIP Mid Cap Growth	4.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.3%

Pathfinder Moderately Aggressive – Asset Allocation

Ivy Funds VIP Dividend Opportunities	14.7%
Ivy Funds VIP Growth	14.0%
Ivy Funds VIP Global Growth	12.1%
Ivy Funds VIP International Core Equity	11.8%
Ivy Funds VIP Limited-Term Bond	11.0%
Ivy Funds VIP Money Market	10.0%
Ivy Funds VIP Small Cap Growth	8.5%
Ivy Funds VIP Small Cap Value	7.9%
Ivy Funds VIP Value	5.1%
Ivy Funds VIP Mid Cap Growth	5.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	-0.1%

Pathfinder Moderately Conservative – Asset Allocation

Ivy Funds VIP Money Market	25.0%
Ivy Funds VIP Limited-Term Bond	16.0%
Ivy Funds VIP Growth	14.0%
Ivy Funds VIP Dividend Opportunities	12.7%
Ivy Funds VIP Global Growth	7.1%
Ivy Funds VIP International Core Equity	6.8%
Ivy Funds VIP Small Cap Growth	6.4%
Ivy Funds VIP Value	5.0%
Ivy Funds VIP Mid Cap Growth	4.0%
Ivy Funds VIP Small Cap Value	3.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.0%

Pathfinder Moderate – Managed Volatility – Asset Allocation

Ivy Funds VIP Money Market	19.4%
Ivy Funds VIP Dividend Opportunities	14.2%
Ivy Funds VIP Growth	13.5%
Ivy Funds VIP Global Growth	11.6%
Ivy Funds VIP Limited-Term Bond	10.6%
Ivy Funds VIP Small Cap Growth	7.1%
Ivy Funds VIP International Core Equity	6.6%
Ivy Funds VIP Value	4.9%
Ivy Funds VIP Small Cap Value	4.8%
Ivy Funds VIP Mid Cap Growth	3.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.5%

Pathfinder Portfolios

Pathfinder Moderately Aggressive – Managed Volatility – Asset Allocation

Ivy Funds VIP Dividend Opportunities	14.2%
Ivy Funds VIP Growth	13.5%
Ivy Funds VIP Global Growth	11.6%
Ivy Funds VIP International Core Equity	11.4%
Ivy Funds VIP Limited-Term Bond	10.6%
Ivy Funds VIP Money Market	9.7%
Ivy Funds VIP Small Cap Growth	8.2%
Ivy Funds VIP Small Cap Value	7.7%
Ivy Funds VIP Value	4.9%
Ivy Funds VIP Mid Cap Growth	4.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.4%

Pathfinder Moderately Conservative – Managed Volatility – Asset Allocation

Ivy Funds VIP Money Market	24.2%
Ivy Funds VIP Limited-Term Bond	15.5%
Ivy Funds VIP Growth	13.6%
Ivy Funds VIP Dividend Opportunities	12.3%
Ivy Funds VIP Global Growth	6.9%
Ivy Funds VIP International Core Equity	6.6%
Ivy Funds VIP Small Cap Growth	6.2%
Ivy Funds VIP Value	4.9%
Ivy Funds VIP Mid Cap Growth	3.8%
Ivy Funds VIP Small Cap Value	2.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.1%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Pathfinder Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Global Growth	1,681	$14,807
Ivy Funds VIP Growth	1,561	17,520
Ivy Funds VIP International Core Equity	619	10,409
Ivy Funds VIP Limited-Term Bond	1,993	9,693
Ivy Funds VIP Mid Cap Growth	840	8,677
Ivy Funds VIP Small Cap Growth	776	9,306
Ivy Funds VIP Small Cap Value	519	8,661
Ivy Funds VIP Value	1,381	8,814

TOTAL AFFILIATED MUTUAL FUNDS – 99.3%		$87,887

(Cost: $88,798)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.5%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (A)	$ 466	466

TOTAL SHORT-TERM SECURITIES – 0.5%		$ 466

(Cost: $466)

TOTAL INVESTMENT SECURITIES – 99.8%		$88,353

(Cost: $89,264)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		216

NET ASSETS – 100.0%		$88,569

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$87,887	$ —	$—
Short-Term Securities	—	466	—
Total	$87,887	$466	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

Pathfinder Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	1,931	$ 15,243
Ivy Funds VIP Global Growth	300	2,645
Ivy Funds VIP Growth	1,389	15,591
Ivy Funds VIP International Core Equity	347	5,842
Ivy Funds VIP Limited-Term Bond	4,438	21,582
Ivy Funds VIP Mid Cap Growth	345	3,564
Ivy Funds VIP Money Market	41,973	41,973
Ivy Funds VIP Small Cap Growth	531	6,373
Ivy Funds VIP Small Cap Value	142	2,371
Ivy Funds VIP Value	757	4,828

TOTAL AFFILIATED MUTUAL FUNDS – 99.5%		$120,012

(Cost: $120,741)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.5%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (A) . . .	$ 545	545

TOTAL SHORT-TERM SECURITIES – 0.5%		$ 545

(Cost: $545)

TOTAL INVESTMENT SECURITIES – 100.0%		$120,557

(Cost: $121,286)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		11

NET ASSETS – 100.0%		$120,568

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$120,012	$ —	$—
Short-Term Securities	—	545	—
Total	$120,012	$545	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

Pathfinder Moderate

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	17,369	$137,112
Ivy Funds VIP Global Growth	12,745	112,238
Ivy Funds VIP Growth . . .	11,664	130,898
Ivy Funds VIP International Core Equity	3,814	64,142
Ivy Funds VIP Limited-Term Bond	21,058	102,400
Ivy Funds VIP Mid Cap Growth	3,587	37,049
Ivy Funds VIP Money Market	186,970	186,970
Ivy Funds VIP Small Cap Growth	5,797	69,548
Ivy Funds VIP Small Cap Value	2,770	46,212
Ivy Funds VIP Value	7,373	47,048

TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		$933,617

(Cost: $918,872)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (A) . .	$ 305	305

TOTAL SHORT-TERM SECURITIES – 0.0%		$ 305

(Cost: $305)

TOTAL INVESTMENT SECURITIES – 99.7%		$933,922

(Cost: $919,177)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		2,656

NET ASSETS – 100.0%		$936,578

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$933,617	$ —	$—
Short-Term Securities	—	305	—
Total	$933,617	$305	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

Pathfinder Moderately Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	20,715	$ 163,521
Ivy Funds VIP Global Growth	15,200	133,856
Ivy Funds VIP Growth	13,910	156,110
Ivy Funds VIP International Core Equity	7,824	131,593
Ivy Funds VIP Limited-Term Bond	25,210	122,592
Ivy Funds VIP Mid Cap Growth	5,347	55,232
Ivy Funds VIP Money Market	111,491	111,491
Ivy Funds VIP Small Cap Growth	7,901	94,790
Ivy Funds VIP Small Cap Value	5,286	88,182
Ivy Funds VIP Value	8,793	56,108
TOTAL AFFILIATED MUTUAL FUNDS – 100.1%		**$1,113,475**

(Cost: $1,090,428)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (A)	$ 312	312
TOTAL SHORT-TERM SECURITIES – 0.0%		$ 312

(Cost: $312)

TOTAL INVESTMENT SECURITIES – 100.1%		**$1,113,787**
(Cost: $1,090,740)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(710)
NET ASSETS – 100.0%		**$1,113,077**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$1,113,475	$ —	$—
Short-Term Securities	—	312	—
Total	$1,113,475	$312	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

Pathfinder Moderately Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	4,643	$ 36,651
Ivy Funds VIP Global Growth	2,326	20,487
Ivy Funds VIP Growth . . .	3,597	40,373
Ivy Funds VIP International Core Equity	1,173	19,736
Ivy Funds VIP Limited- Term Bond	9,492	46,156
Ivy Funds VIP Mid Cap Growth	1,106	11,427
Ivy Funds VIP Money Market	72,081	72,081
Ivy Funds VIP Small Cap Growth	1,533	18,391
Ivy Funds VIP Small Cap Value	513	8,551
Ivy Funds VIP Value	2,274	14,512

TOTAL AFFILIATED MUTUAL FUNDS – 100.0%		$288,365

(Cost: $287,255)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (A) . . .	$ 578	578

TOTAL SHORT-TERM SECURITIES – 0.2%		$ 578

(Cost: $578)

TOTAL INVESTMENT SECURITIES – 100.2%		$288,943

(Cost: $287,833)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		(634)

NET ASSETS – 100.0%		$288,309

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$288,365	$ —	$—
Short-Term Securities	—	578	—
Total	$288,365	$578	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

Pathfinder Moderate – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	5,395	$ 42,584
Ivy Funds VIP Global Growth	3,960	34,871
Ivy Funds VIP Growth . . .	3,621	40,639
Ivy Funds VIP International Core Equity	1,184	19,916
Ivy Funds VIP Limited- Term Bond	6,537	31,786
Ivy Funds VIP Mid Cap Growth	1,114	11,503
Ivy Funds VIP Money Market	58,115	58,115
Ivy Funds VIP Small Cap Growth	1,790	21,470
Ivy Funds VIP Small Cap Value	862	14,379
Ivy Funds VIP Value	2,285	14,578

TOTAL AFFILIATED MUTUAL FUNDS – 96.5%		$289,841

(Cost: $305,465)

SHORT-TERM SECURITIES	Principal	
Master Note – 3.4%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (A) . . .	$10,075	10,075

TOTAL SHORT-TERM SECURITIES – 3.4%		$ 10,075

(Cost: $10,075)

TOTAL INVESTMENT SECURITIES – 99.9%		$299,916

(Cost: $315,540)

CASH AND OTHER ASSETS, NET OF LIABILITIES(B) – 0.1%		210

NET ASSETS – 100.0%		$300,126

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

(B) Cash of $304 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at June 30, 2015 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation
E-mini S&P 500 Index	Short	9-18-15	6	$ (617)	$ 7
S&P 500 Index	Short	9-18-15	12	(6,163)	35
				$(6,780)	$42

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$289,841	$ —	$—
Short-Term Securities	—	10,075	—
Total	$289,841	$10,075	$—
Futures Contracts	$ 42	$ —	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

Pathfinder Moderately Aggressive – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	1,015	$ 8,013
Ivy Funds VIP Global Growth	745	6,564
Ivy Funds VIP Growth	682	7,652
Ivy Funds VIP International Core Equity	383	6,447
Ivy Funds VIP Limited-Term Bond	1,235	6,005
Ivy Funds VIP Mid Cap Growth	262	2,706
Ivy Funds VIP Money Market	5,465	5,465
Ivy Funds VIP Small Cap Growth	386	4,629
Ivy Funds VIP Small Cap Value	260	4,329
Ivy Funds VIP Value	430	2,746

TOTAL AFFILIATED MUTUAL FUNDS – 96.6%		$54,556

(Cost: $58,269)

SHORT-TERM SECURITIES	Principal	
Master Note – 3.1%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (A)	$1,756	1,756

TOTAL SHORT-TERM SECURITIES – 3.1%		$ 1,756

(Cost: $1,756)

TOTAL INVESTMENT SECURITIES – 99.7%		$56,312

(Cost: $60,025)

CASH AND OTHER ASSETS, NET OF LIABILITIES(B) – 0.3%		163

NET ASSETS – 100.0%		$56,475

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

(B) Cash of $60 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at June 30, 2015 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation
E-mini S&P 500 Index	Short	9-18-15	13	$(1,335)	$15

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$54,556	$ —	$—
Short-Term Securities	—	1,756	—
Total	$54,556	$1,756	$—
Futures Contracts	$ 15	$ —	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

Pathfinder Moderately Conservative – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	632	$ 4,985
Ivy Funds VIP Global Growth	317	2,787
Ivy Funds VIP Growth	489	5,490
Ivy Funds VIP International Core Equity	160	2,684
Ivy Funds VIP Limited-Term Bond	1,291	6,277
Ivy Funds VIP Mid Cap Growth	150	1,554
Ivy Funds VIP Money Market	9,816	9,816
Ivy Funds VIP Small Cap Growth	207	2,487
Ivy Funds VIP Small Cap Value	70	1,166
Ivy Funds VIP Value	309	1,970

TOTAL AFFILIATED MUTUAL FUNDS – 96.9%	$39,216

(Cost: $41,162)

SHORT-TERM SECURITIES	Principal	
Master Note – 3.2%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (A)	$1,286	1,286

TOTAL SHORT-TERM SECURITIES – 3.2%	$ 1,286

(Cost: $1,286)

TOTAL INVESTMENT SECURITIES – 100.1%	$40,502

(Cost: $42,448)

LIABILITIES, NET OF CASH AND OTHER ASSETS(B) – (0.1)%	(21)

NET ASSETS – 100.0%	$40,481

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

(B) Cash of $55 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at June 30, 2015 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation
E-mini S&P 500 Index	Short	9-18-15	12	$(1,233)	$14

See Accompanying Notes to Financial Statements.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$39,216	$ —	$—
Short-Term Securities	—	1,286	—
Total	$39,216	$1,286	$—
Futures Contracts . .	$ 14	$ —	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

Asset Allocation

Stocks	**79.0%**
Information Technology	18.8%
Consumer Discretionary	17.4%
Financials	11.6%
Consumer Staples	9.2%
Health Care	8.0%
Energy	6.7%
Industrials	5.3%
Materials	2.0%
Bullion (Gold)	**3.1%**
Purchased Options	**0.0%**
Bonds	**4.1%**
Corporate Debt Securities	4.1%
United States Government and Government Agency Obligations	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**13.8%**

Country Weightings

North America	**52.1%**
United States	52.1%
Pacific Basin	**15.5%**
China	4.3%
Other Pacific Basin	11.2%
Europe	**15.5%**
United Kingdom	9.3%
Other Europe	6.2%
Bullion (Gold)	**3.1%**
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	**13.8%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
AIA Group Ltd.	Hong Kong	Financials	Life & Health Insurance
Delta Topco Ltd.	United Kingdom	Consumer Discretionary	Movies & Entertainment
Galaxy Entertainment Group	Macau	Consumer Discretionary	Casinos & Gaming
Microsoft Corp.	United States	Information Technology	Systems Software
Citigroup, Inc.	United States	Financials	Other Diversified Financial Services
Cognizant Technology Solutions Corp., Class A	United States	Information Technology	IT Consulting & Other Services
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
Tencent Holdings Ltd.	China	Information Technology	Internet Software & Services
SABMiller plc	United Kingdom	Consumer Staples	Brewers
Caterpillar, Inc.	United States	Industrials	Construction Machinery & Heavy Trucks

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.0%		
Limited Brands, Inc.	182	$ 15,594
Auto Parts & Equipment – 2.4%		
Continental AG (A)	82	19,333
Delphi Automotive plc	199	16,924
		36,257
Automobile Manufacturers – 1.6%		
Toyota Motor Corp. (A)	374	25,048
Broadcasting – 1.1%		
CBS Corp., Class B	298	16,531
Casinos & Gaming – 2.3%		
Galaxy Entertainment Group (A)	8,871	35,363
Home Improvement Retail – 1.5%		
Home Depot, Inc. (The) (B)	208	23,126
Leisure Facilities – 0.0%		
Circuit of the Americas LLC, Class B (C)	—*	—
Leisure Products – 2.2%		
Media Group Holdings LLC, Series H (C)(D)(E)(F)	32	14,638
Media Group Holdings LLC, Series I (C)(D)(E)(F)	19	7,482
Media Group Holdings LLC, Series T (C)(D)(E)(F)	4	10,843
		32,963
Movies & Entertainment – 4.2%		
Delta Topco Ltd. (D)	56,728	37,622
Legend Pictures LLC (C)(D)(E)	10	17,239
Twenty-First Century Fox, Inc., Class A (B)	256	8,331
		63,192
Restaurants – 1.1%		
McDonald's Corp.	169	16,019
Total Consumer Discretionary – 17.4%		**264,093**
Consumer Staples		
Brewers – 2.9%		
InBev N.V. (A)	133	15,975
SABMiller plc (A)	541	28,065
		44,040
Packaged Foods & Meats – 4.6%		
Kraft Foods Group, Inc.	48	4,095
Mead Johnson Nutrition Co. (G)	270	24,332
Mondelez International, Inc., Class A (G)	465	19,130

COMMON STOCKS (Continued)	Shares	Value
Packaged Foods & Meats (Continued)		
Unilever N.V., Certicaaten Van Aandelen (A)	526	$ 21,885
		69,442
Tobacco – 1.7%		
ITC Ltd. (A)	771	3,813
Philip Morris International, Inc.	274	21,951
		25,764
Total Consumer Staples – 9.2%		**139,246**
Energy		
Oil & Gas Equipment & Services – 0.2%		
Schlumberger Ltd.	28	2,370
Oil & Gas Exploration & Production – 3.0%		
Anadarko Petroleum Corp.	24	1,858
Apache Corp.	105	6,028
ConocoPhillips	418	25,639
Noble Energy, Inc.	274	11,711
		45,236
Oil & Gas Refining & Marketing – 2.0%		
Phillips 66	376	30,323
Oil & Gas Storage & Transportation – 1.5%		
Plains GP Holdings L.P., Class A	911	23,535
Total Energy – 6.7%		**101,464**
Financials		
Diversified Banks – 4.6%		
Axis Bank Ltd. (A)(C)	1,419	12,459
Banca Intesa S.p.A. (A)	4,657	16,885
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A)	582	4,185
Standard Chartered plc (A)	584	9,355
State Bank of India (A)	1,434	5,917
Wells Fargo & Co.	360	20,224
		69,025
Life & Health Insurance – 3.1%		
AIA Group Ltd. (A)	7,202	47,154
Other Diversified Financial Services – 3.7%		
Citigroup, Inc.	585	32,299
JPMorgan Chase & Co.	345	23,384
		55,683
Total Financials – 11.4%		**171,862**
Health Care		
Biotechnology – 4.3%		
Amgen, Inc.	140	21,523
Biogen, Inc. (B)(C)	60	24,317
Gilead Sciences, Inc.	169	19,740
		65,580

COMMON STOCKS (Continued)	Shares	Value
Managed Health Care – 1.2%		
Humana, Inc. (G)	93	$ 17,847
Pharmaceuticals – 2.5%		
Allergen plc (C)	80	24,249
Bristol-Myers Squibb Co.	202	13,468
		37,717
Total Health Care – 8.0%		**121,144**
Industrials		
Construction & Engineering – 0.6%		
Larsen & Toubro Ltd. (A)	326	9,121
Construction Machinery & Heavy Trucks – 2.8%		
AB Volvo, Class B (A)	1,218	15,123
Caterpillar, Inc.	312	26,421
		41,544
Industrial Machinery – 1.9%		
FANUC Ltd. (A)	67	13,648
Ingersoll-Rand plc	233	15,675
		29,323
Total Industrials – 5.3%		**79,988**
Information Technology		
Application Software – 3.3%		
Adobe Systems, Inc. (C)	308	24,927
Intuit, Inc. (H)	246	24,759
		49,686
Data Processing & Outsourced Services – 2.2%		
Alliance Data Systems Corp. (C)(G)	59	17,283
Visa, Inc., Class A	247	16,613
		33,896
Internet Software & Services – 4.8%		
Alibaba Group Holding Ltd. ADR (C)	183	15,064
Baidu.com, Inc. ADR (C)	109	21,750
Google, Inc., Class A (C)	13	7,236
Tencent Holdings Ltd. (A)	1,416	28,252
		72,302
IT Consulting & Other Services – 2.1%		
Cognizant Technology Solutions Corp., Class A (C)(H)	513	31,345
Semiconductor Equipment – 1.4%		
Applied Materials, Inc.	805	15,480
ASML Holding N.V., NY Registry Shares	56	5,842
		21,322
Semiconductors – 2.8%		
Micron Technology, Inc. (C)	567	10,677

Column 1

COMMON STOCKS (Continued)	Shares	Value
Semiconductors (Continued)		
Taiwan Semiconductor Manufacturing Co. Ltd. (A)	2,794	$ 12,723
Texas Instruments, Inc.	360	18,518
		41,918
Systems Software – 2.2%		
Microsoft Corp. (B)	768	33,916
Total Information Technology – 18.8%		**284,385**
Materials		
Diversified Chemicals – 1.1%		
PPG Industries, Inc. . . .	137	15,739
Diversified Metals & Mining – 0.9%		
Freeport-McMoRan Copper & Gold, Inc., Class B	367	6,832
Rio Tinto plc (A) . . .	177	7,278
		14,110
Total Materials – 2.0%		**29,849**
TOTAL COMMON STOCKS – 78.8%		**$1,192,031**

(Cost: $1,137,077)

PREFERRED STOCKS	Shares	Value
Financials		
Reinsurance – 0.2%		
WMI Holdings Corp., Class B, 3.000%	2	2,386
Total Financials – 0.2%		**2,386**
TOTAL PREFERRED STOCKS – 0.2%		**$ 2,386**

(Cost: $2,000)

PURCHASED OPTIONS	Number of Contracts (Unrounded)
Anadarko Petroleum Corp., Call $100.00, Expires 8-21-15, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	477

(continued)

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
Anadarko Petroleum Corp. (continued)		4

Column 2

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
Apache Corp., Call $70.00, Expires 7-17-15, OTC (Ctrpty: UBS AG) . . .	271	$—*
Dow Chemical Co. (The), Call $55.00, Expires 7-17-15, OTC (Ctrpty: Deutsche Bank AG)	963	9
EOG Resources, Inc.: Call $100.00, Expires 7-17-15, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	226	3
Call $105.00, Expires 10-16-15, OTC (Ctrpty: Citibank N.A.)	949	55
Exxon Mobil Corp., Call $90.00, Expires 7-17-15, OTC (Ctrpty: Citibank N.A.)	236	—*
Financial Select Sector SPDR Fund: Call $26.00, Expires 9-18-15	3,604	59
Call $26.00, Expires 9-18-15, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	5,976	99
Google, Inc., Class A: Call $575.00, Expires 7-17-15, OTC (Ctrpty: Deutsche Bank AG)	162	25
Call $700.00, Expires 9-18-15, OTC (Ctrpty: Deutsche Bank AG)	370	6
Halliburton Co.: Call $50.00, Expires 7-17-15, OTC (Ctrpty: Deutsche Bank AG)	1,804	4
Call $52.50, Expires 7-17-15, OTC (Ctrpty: Deutsche Bank AG)	2,144	3
Micron Technology, Inc.: Call $32.00, Expires 7-17-15, OTC (Ctrpty: UBS AG) . . .	5,660	6
Call $32.00, Expires 7-17-15, OTC (Ctrpty: Societe Generale Bank)	2,036	2
Call $31.00, Expires 10-16-15, OTC (Ctrpty: UBS AG) . . .	562	3

Column 3

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
Microsoft Corp.: Call $49.00, Expires 7-17-15, OTC (Ctrpty: Bank of America N.A.)	1,538	$ 3
Call $50.00, Expires 1-15-16, OTC (Ctrpty: Bank of America N.A.)	3,845	306
Noble Energy, Inc.: Call $55.00, Expires 8-21-15, OTC (Ctrpty: Bank of America N.A.)	358	2
Call $57.50, Expires 8-21-15, OTC (Ctrpty: Bank of America N.A.)	339	1
Schlumberger Ltd., Call $97.50, Expires 8-21-15, OTC (Ctrpty: Citibank N.A.)	543	9
TOTAL PURCHASED OPTIONS – 0.0%		**$ 599**

(Cost: $2,965)

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Automobile Manufacturers – 0.4%		
Aston Martin Holdings Ltd., 10.250%, 7-15-18 (I)(J)	$ 6,845	6,739
Leisure Facilities – 0.2%		
Circuit of the Americas LLC, Series C, 0.000%, 12-31-20 (K)	3,642	2,298
Movies & Entertainment – 3.5%		
Delta Topco Ltd., 10.000%, 11-24-60 (D)(I) . . .	52,330	52,330
Total Consumer Discretionary – 4.1%		**61,367**
TOTAL CORPORATE DEBT SECURITIES – 4.1%		**$61,367**

(Cost: $62,069)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.500%, 3-15-23 (L) . . .	$ 63	$ 6
5.500%, 10-15-25 (L) . .	257	38
6.000%, 11-15-35 (L) . .	154	32
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6-25-23 (L) . . .	107	14
5.500%, 8-25-33 (L) . . .	180	35
5.500%, 4-25-34 (L) . . .	278	61
5.500%, 11-25-36 (L) . .	362	82
Government National Mortgage Association Agency REMIC/CMO:		
5.500%, 3-20-32 (L) . . .	36	—*
5.000%, 7-20-33 (L) . . .	4	—*
5.500%, 11-20-33 (L) . .	63	1
5.500%, 7-20-35 (L) . . .	135	26
		295

		Value
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		$ 295

(Cost: $287)

	Troy Ounces	Value
BULLION – 3.1%		
Gold	39	46,237

(Cost: $48,038)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (M) – 12.5%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB),		
0.110%, 7-23-15	$10,000	9,999
Bemis Co., Inc.,		
0.350%, 7-8-15	5,000	5,000
BMW U.S. Capital LLC (GTD by BMW AG),		
0.110%, 7-8-15	10,000	10,000
Campbell Soup Co.,		
0.230%, 8-26-15	3,000	2,999
Danaher Corp.,		
0.170%, 7-10-15	21,893	21,892
Ecolab, Inc.,		
0.360%, 7-1-15	10,000	10,000
Emerson Electric Co.,		
0.130%, 7-22-15	7,000	6,999
Illinois Tool Works, Inc.,		
0.090%, 7-6-15	5,000	5,000
John Deere Canada ULC (GTD by Deere & Co.),		
0.120%, 7-13-15	4,000	4,000
John Deere Capital Corp.,		
0.130%, 8-11-15	7,000	6,999

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Commercial Paper (M) (Continued)		
Kellogg Co.,		
0.400%, 8-13-15	$ 5,000	$ 4,998
Kroger Co. (The),		
0.300%, 7-1-15	4,146	4,146
L Air Liquide S.A.,		
0.170%, 7-16-15	2,500	2,500
Mondelez International, Inc.,		
0.440%, 7-6-15	5,000	5,000
National Oilwell Varco, Inc.:		
0.190%, 7-16-15	3,000	3,000
0.140%, 7-22-15	10,000	9,999
NBCUniversal Enterprise, Inc.,		
0.440%, 7-13-15	10,000	9,998
Novartis Finance Corp. (GTD by Novartis AG),		
0.080%, 7-7-15	5,000	5,000
Sherwin-Williams Co. (The):		
0.330%, 7-8-15	12,400	12,399
0.250%, 7-15-15	7,600	7,599
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank):		
0.110%, 7-16-15	10,000	9,999
0.150%, 7-20-15	10,000	9,999
Virginia Electric and Power Co.:		
0.380%, 7-8-15	4,800	4,800
0.370%, 7-15-15	10,000	9,998
Wisconsin Gas LLC,		
0.140%, 7-14-15	8,000	8,000
		190,323
Master Note – 0.2%		
Toyota Motor Credit Corp.,		
0.140%, 7-1-15 (N) . . .	3,068	3,068
Municipal Obligations – 1.5%		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.),		
0.020%, 7-1-15 (N) . . .	12,200	12,200
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.),		
0.020%, 7-1-15 (N) . . .	10,000	10,000
		22,200

SHORT-TERM SECURITIES (Continued)

	Principal	Value
United States Government Agency Obligations – 0.2%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.110%, 7-7-15 (N) . . .	$1,000	$ 1,000
0.110%, 7-29-15 (N) . .	2,000	2,000
		3,000

		Value
TOTAL SHORT-TERM SECURITIES – 14.4%		$ 218,591

(Cost: $218,591)

		Value
TOTAL INVESTMENT SECURITIES – 100.6%		$1,521,506

(Cost: $1,471,027)

		Value
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6)%		(9,237)
NET ASSETS – 100.0%		$1,512,269

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) All or a portion of securities with an aggregate value of $5,932 have been pledged as collateral on open futures contracts.

(C) No dividends were paid during the preceding 12 months.

(D) Restricted securities. At June 30, 2015, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Delta Topco Ltd.	1-23-12 to 6-15-12	56,728	$ 29,297	$ 37,622
Legend Pictures LLC	12-18-12	10	18,161	17,239
Media Group Holdings LLC, Series H	8-29-13 to 10-31-13	32	22,374	14,638
Media Group Holdings LLC, Series I	4-23-13 to 11-8-13	19	10,478	7,482
Media Group Holdings LLC, Series T	7-2-13 to 1-23-15	4	8,613	10,843
		Principal		
Delta Topco Ltd., 10.000%, 11-24-60	4-1-12 to 1-1-15	$52,330	52,820	52,330
			$141,743	$140,154

The total value of these securities represented 9.3% of net assets at June 30, 2015.

(E) Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Portfolio and consolidated as described in Note 6 of the Notes to Financial Statements.

(F) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(G) All or a portion of securities with an aggregate value of $5,328 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(H) All or a portion of securities with an aggregate value of $28,312 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(I) Payment-in-kind bonds.

(J) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2015 the total value of these securities amounted to $6,739 or 0.4% of net assets.

(K) Zero coupon bond.

(L) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(M) Rate shown is the yield to maturity at June 30, 2015.

(N) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2015:

Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	55,152	U.S. Dollar 62,014	7-14-15	Deutsche Bank AG	$517	$ —
Japanese Yen	5,322,658	U.S. Dollar 42,812	7-14-15	Morgan Stanley International	—	686
					$517	$686

The following futures contracts were outstanding at June 30, 2015 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Depreciation
German Stock Index	Long	9-18-15	199	$61,019	$(714)

The following written options were outstanding at June 30, 2015 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Anadarko Petroleum Corp.	Morgan Stanley & Co., Inc.	Put	477	August 2015	$ 85.00	$145	$(352)
	Morgan Stanley & Co., Inc.	Call	477	August 2015	115.00	15	(2)
Apache Corp.	UBS AG	Put	271	July 2015	57.50	93	(37)
	UBS AG	Call	271	July 2015	90.00	8	—*
EOG Resources, Inc.	Morgan Stanley & Co., Inc.	Put	226	July 2015	82.50	102	(9)
	Morgan Stanley & Co., Inc.	Call	226	July 2015	120.00	21	(1)
	Citibank N.A.	Put	477	October 2015	87.50	167	(242)
	Citibank N.A.	Put	472	October 2015	90.00	207	(303)
	Citibank N.A.	Call	949	October 2015	120.00	69	(7)
Exxon Mobil Corp.	Citibank N.A.	Put	236	July 2015	80.00	30	(8)
Financial Select Sector SPDR Fund	Morgan Stanley & Co., Inc.	Put	5,976	September 2015	22.00	134	(120)
	N/A	Put	3,604	September 2015	22.00	79	(72)
Google, Inc., Class A	Deutsche Bank AG	Put	162	September 2015	525.00	251	(237)
Halliburton Co.	Deutsche Bank AG	Put	2,144	July 2015	45.00	217	(480)
	Deutsche Bank AG	Call	2,144	July 2015	57.50	58	(2)

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Humana, Inc.	Goldman Sachs International	Put	416	August 2015	170.00	212	(181)
	Goldman Sachs International	Call	208	August 2015	200.00	150	(162)
	Goldman Sachs International	Call	208	August 2015	210.00	83	(75)
Micron Technology, Inc.	UBS AG	Put	2,830	July 2015	26.00	303	(2,024)
	Societe Generale Bank	Put	2,036	July 2015	27.00	175	(1,654)
	Societe Generale Bank	Call	2,036	July 2015	36.00	37	(1)
	UBS AG	Put	562	October 2015	24.00	86	(301)
Microsoft Corp.	Bank of America N.A.	Put	1,538	July 2015	37.00	165	(2)
	Bank of America N.A.	Put	1,538	January 2016	37.00	337	(122)
Noble Energy, Inc.	Bank of America N.A.	Put	584	August 2015	47.50	106	(312)
Schlumberger Ltd.	Citibank N.A.	Put	543	August 2015	82.50	109	(82)
	Citibank N.A.	Call	543	August 2015	105.00	36	(1)
						$3,395	$(6,789)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 176,269	$ —	$ 87,824
Consumer Staples	139,246	—	—
Energy	101,464	—	—
Financials	171,862	—	—
Health Care	121,144	—	—
Industrials	79,988	—	—
Information Technology	284,385	—	—
Materials	29,849	—	—
Total Common Stocks	$1,104,207	$ —	$ 87,824
Preferred Stocks	—	2,386	—
Purchased Options	59	540	—
Corporate Debt Securities	—	9,037	52,330
United States Government Agency Obligations	—	295	—
Bullion	46,237	—	—
Short-Term Securities	—	218,591	—
Total	$1,150,503	$230,849	$140,154
Forward Foreign Currency Contracts	$ —	$ 517	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 686	$ —
Futures Contracts	$ 714	$ —	$ —
Written Options	$ 72	$ 6,717	$ —

During the period ended June 30, 2015, securities totaling $211,199 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities
Beginning Balance 1-1-15	$92,612	$47,573
Net realized gain (loss)	—	—
Net change in unrealized appreciation (depreciation)	(5,389)	—*
Purchases	601	4,757
Sales	—	—
Amortization/Accretion of premium/discount	—	—
Transfers into Level 3 during the period	—	—
Transfers out of Level 3 during the period	—	—
Ending Balance 6-30-15	$87,824	$52,330
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-15	$ (5,389)	$ —*

Information about Level 3 fair value measurements:

	Fair Value at 6-30-15	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$14,638	Discounted book value	Multiple of book value	1x
			Illiquidity discount	10%
	73,186	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.1 to 14.1%
			Illiquidity discount	10%
Corporate Debt Securities	52,330	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.1%
			Illiquidity discount	10%

Significant increase in price-earnings ratio or long-term growth rate inputs could result in a higher fair value measurement. However, significant increase in weighted average cost of capital of illiquidity discount inputs could result in a lower fair value measurement.

During the period ended June 30, 2015, securities totaling $7,147 changed valuation techniques from transaction to discounted cash flows model. The change in valuation techniques is primarily due to the transaction method no longer reflecting current market conditions. Securities totaling $18,532 changed valuation techniques from discounted cash flows model to discounted book value. The change in valuation techniques is primarily due to the discounted cash flows model no longer reflecting current market conditions.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)	
United States	52.1%
United Kingdom	9.3%
China	4.3%
Hong Kong	3.1%
Japan	2.8%
Macau	2.3%
India	2.1%
Netherlands	1.8%
Germany	1.3%
Italy	1.1%
Ireland	1.0%
Sweden	1.0%
Other Countries	0.9%
Other+	16.9%

+*Includes gold bullion, options, cash and other assets (net of liabilities), and cash equivalents*

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**69.5%**
Consumer Discretionary	16.4%
Information Technology	11.8%
Financials	10.4%
Industrials	9.9%
Health Care	8.5%
Materials	4.5%
Energy	3.8%
Consumer Staples	3.6%
Telecommunication Services	0.6%
Bonds	**28.2%**
Corporate Debt Securities	27.1%
United States Government and Government Agency Obligations	1.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.3%**

Top 10 Equity Holdings

Company	Sector	Industry
Limited Brands, Inc.	Consumer Discretionary	Apparel Retail
PNC Financial Services Group, Inc. (The)	Financials	Regional Banks
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Boeing Co. (The)	Industrials	Aerospace & Defense
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Union Pacific Corp.	Industrials	Railroads
Cognizant Technology Solutions Corp., Class A	Information Technology	IT Consulting & Other Services
Carnival Corp.	Consumer Discretionary	Hotels, Resorts & Cruise Lines
Citigroup, Inc.	Financials	Other Diversified Financial Services
Broadcom Corp., Class A	Information Technology	Semiconductors

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 2.3%		
Limited Brands, Inc.	110	$ 9,413
Cable & Satellite – 2.4%		
Comcast Corp., Class A	96	5,786
Time Warner Cable, Inc.	22	3,866
		9,652
Casinos & Gaming – 1.2%		
Las Vegas Sands, Inc.	95	4,979
Department Stores – 1.0%		
Kohl's Corp.	64	3,982
Home Improvement Retail – 2.1%		
Home Depot, Inc. (The)	79	8,779
Hotels, Resorts & Cruise Lines – 2.6%		
Carnival Corp.	133	6,544
Hyatt Hotels Corp.,		
Class A (A)	72	4,082
		10,626
Internet Retail – 1.2%		
Amazon.com, Inc. (A)	12	5,122
Motorcycle Manufacturers – 1.0%		
Harley-Davidson, Inc.	71	4,012
Movies & Entertainment – 1.3%		
Twenty-First Century		
Fox, Inc.	162	5,210
Restaurants – 1.3%		
McDonald's Corp.	56	5,362
Total Consumer		
Discretionary – 16.4%		**67,137**
Consumer Staples		
Brewers – 1.0%		
Anheuser-Busch InBev		
S.A. ADR	34	4,079
Distillers & Vintners – 1.4%		
Constellation Brands, Inc. . . .	50	5,766
Packaged Foods & Meats – 1.2%		
Mead Johnson		
Nutrition Co.	55	4,980
Total Consumer		
Staples – 3.6%		**14,825**
Energy		
Oil & Gas Exploration & Production – 2.1%		
ConocoPhillips	69	4,219
Noble Energy, Inc.	109	4,660
		8,879

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Storage & Transportation – 1.7%		
Energy Transfer		
Partners L.P.	80	$ 4,172
Plains GP Holdings L.P.,		
Class A	104	2,695
		6,867
Total Energy – 3.8%		**15,746**
Financials		
Asset Management & Custody Banks – 1.4%		
Northern Trust Corp.	77	5,918
Consumer Finance – 0.8%		
American Express Co.	42	3,225
Multi-Line Insurance – 1.3%		
American International		
Group, Inc.	88	5,409
Other Diversified Financial Services – 3.4%		
Citigroup, Inc.	117	6,463
JPMorgan Chase & Co.	112	7,616
		14,079
Regional Banks – 2.3%		
PNC Financial Services		
Group, Inc. (The)	97	9,259
Specialized REITs – 1.2%		
Crown Castle		
International Corp.	59	4,730
Total Financials – 10.4%		**42,620**
Health Care		
Biotechnology – 0.9%		
Biogen, Inc. (A)	9	3,757
Pharmaceuticals – 6.8%		
Allergen plc (A)	21	6,373
GlaxoSmithKline plc ADR . . .	102	4,257
Johnson & Johnson	61	5,935
Shire Pharmaceuticals Group		
plc ADR	24	5,747
Teva Pharmaceutical		
Industries Ltd. ADR	92	5,455
		27,767
Total Health Care – 7.7%		**31,524**
Industrials		
Aerospace & Defense – 5.4%		
Boeing Co. (The)	58	8,101
Lockheed Martin Corp.	23	4,350
Precision Castparts Corp.	22	4,297
Rockwell Collins, Inc.	56	5,163
		21,911
Electrical Components & Equipment – 1.4%		
Rockwell Automation, Inc. . . .	47	5,858

COMMON STOCKS (Continued)	Shares	Value
Industrial Conglomerates – 1.3%		
General Electric Co.	206	$ 5,474
Railroads – 1.8%		
Union Pacific Corp.	78	7,429
Total Industrials – 9.9%		**40,672**
Information Technology		
Application Software – 1.2%		
Autodesk, Inc. (A)	97	4,857
Data Processing & Outsourced Services – 2.6%		
Alliance Data Systems		
Corp. (A)	19	5,634
FleetCor Technologies,		
Inc. (A)	33	5,197
		10,831
IT Consulting & Other Services – 1.7%		
Cognizant Technology		
Solutions Corp.,		
Class A (A)	113	6,885
Semiconductor Equipment – 1.2%		
Applied Materials, Inc.	264	5,065
Semiconductors – 3.9%		
Broadcom Corp., Class A . . .	125	6,441
Microchip		
Technology, Inc.	95	4,491
Texas Instruments, Inc.	100	5,172
		16,104
Technology Hardware, Storage & Peripherals – 1.2%		
Apple, Inc.	37	4,691
Total Information		
Technology – 11.8%		**48,433**
Materials		
Diversified Chemicals – 1.9%		
Dow Chemical Co. (The) . . .	40	2,047
PPG Industries, Inc.	52	5,942
		7,989
Diversified Metals & Mining – 0.9%		
Freeport-McMoRan		
Copper & Gold, Inc.,		
Class B	209	3,899
Industrial Gases – 1.2%		
Praxair, Inc.	40	4,722
Total Materials – 4.0%		**16,610**
TOTAL COMMON		
STOCKS – 67.6%		**$277,567**

(Cost: $218,300)

PREFERRED STOCKS	Shares	Value
Health Care		
Pharmaceuticals – 0.8%		
Allergan plc,		
Series A, 5.500%	3	$3,128
Total Health Care – 0.8%		**3,128**
Materials		
Commodity Chemicals – 0.5%		
A. Schulman, Inc.,		
Convertible (A)	2	2,097
Total Materials – 0.5%		**2,097**
Telecommunication Services		
Integrated Telecommunication		
Services – 0.6%		
Frontier Communications		
Corp., Convertible		
Series A, 11.125% (A)	25	2,529
Total Telecommunication		
Services – 0.6%		**2,529**
TOTAL PREFERRED STOCKS – 1.9%		**$7,754**

(Cost: $7,597)

CORPORATE DEBT SECURITIES		Principal
Consumer Discretionary		
Apparel Retail – 0.3%		
Limited Brands, Inc.:		
6.900%, 7-15-17	$ 250	272
6.625%, 4-1-21	460	506
5.625%, 2-15-22	414	436
		1,214
Auto Parts & Equipment – 0.1%		
Delphi Corp., ...		
5.000%, 2-15-23	411	438
Automobile Manufacturers – 0.5%		
Toyota Motor		
Credit Corp., ...		
2.000%, 10-24-18	400	403
Volkswagen Group of		
America, Inc.:		
2.125%, 5-23-19 (B)	1,250	1,249
2.400%, 5-22-20 (B)	500	497
		2,149
Broadcasting – 0.0%		
Discovery		
Communications LLC, ...		
3.300%, 5-15-22	200	196
Cable & Satellite – 0.6%		
News American, Inc., ...		
3.000%, 9-15-22	1,000	976
Pearson Funding Five plc, . . .		
3.250%, 5-8-23 (B)	300	287

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
Viacom, Inc.:		
2.500%, 9-1-18	$100	$ 101
2.200%, 4-1-19	700	692
2.750%, 12-15-19	500	500
		2,556
Distributors – 0.1%		
LKQ Corp., ...		
4.750%, 5-15-23	282	269
General Merchandise Stores – 0.1%		
Dollar General Corp.:		
4.125%, 7-15-17	100	104
1.875%, 4-15-18	250	249
		353
Homebuilding – 0.1%		
Toll Brothers		
Finance Corp., ...		
4.375%, 4-15-23	500	490
Hotels, Resorts & Cruise Lines – 0.1%		
Hyatt Hotels Corp., ...		
3.375%, 7-15-23	250	243
Internet Retail – 0.1%		
Amazon.com, Inc., ...		
2.600%, 12-5-19	450	452
Total Consumer		
Discretionary – 2.0%		**8,360**
Consumer Staples		
Brewers – 0.2%		
Heineken N.V., ...		
1.400%, 10-1-17 (B)	250	250
SABMiller Holdings, Inc., . . .		
2.200%, 8-1-18 (B)	500	505
		755
Distillers & Vintners – 0.2%		
Beam, Inc., ...		
1.750%, 6-15-18	250	249
Brown-Forman Corp., ...		
1.000%, 1-15-18	500	493
		742
Drug Retail – 0.1%		
Walgreens Boots		
Alliance, Inc., ...		
2.700%, 11-18-19	300	300
Food Distributors – 0.2%		
Campbell Soup Co., ...		
2.500%, 8-2-22	700	665
ConAgra Foods, Inc., ...		
1.900%, 1-25-18	200	197
		862

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Household Products – 0.0%		
Church & Dwight		
Co., Inc., ...		
2.875%, 10-1-22	$ 250	$ 244
Personal Products – 0.1%		
Estee Lauder Co.,		
Inc. (The), ...		
2.350%, 8-15-22	300	290
Tobacco – 0.1%		
BAT International		
Finance plc, ...		
2.750%, 6-15-20 (B)	600	604
Total Consumer Staples – 0.9%		**3,797**
Energy		
Oil & Gas Drilling – 0.1%		
Transocean, Inc., ...		
2.500%, 10-15-17	500	485
Oil & Gas Equipment & Services – 0.0%		
National Oilwell		
Varco, Inc., ...		
1.350%, 12-1-17	250	247
Oil & Gas Exploration & Production – 1.8%		
BP Capital Markets plc, . . .		
2.315%, 2-13-20	500	498
BP Capital Markets plc		
(GTD by BP plc), ...		
2.241%, 9-26-18	400	406
ConocoPhillips, ...		
1.050%, 12-15-17	400	397
Devon Energy Corp., ...		
2.250%, 12-15-18	500	501
ONEOK Partners L.P., ...		
3.200%, 9-15-18	750	766
Stone Energy		
Corp., Convertible, ...		
1.750%, 3-1-17	1,650	1,507
Whiting Petroleum		
Corp., Convertible, ...		
1.250%, 4-1-20 (B)	2,900	3,168
		7,243
Oil & Gas Storage & Transportation – 0.8%		
Buckeye Partners L.P., ...		
2.650%, 11-15-18	400	398
Hornbeck Offshore Services,		
Inc., Convertible, ...		
1.500%, 9-1-19	1,575	1,286
Kinder Morgan Energy		
Partners L.P., ...		
2.650%, 2-1-19	500	495
Williams Partners L.P., ...		
3.600%, 3-15-22	1,000	970
		3,149
Total Energy – 2.7%		**11,124**

Column 1

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials		
Asset Management & Custody Banks – 0.8%		
Ares Capital Corp.:		
4.875%, 11-30-18	$1,200	$1,257
3.875%, 1-15-20	1,950	1,978
		3,235
Consumer Finance – 1.2%		
American Express Co.,		
4.900%, 12-29-49	800	775
American Express Credit Corp.,		
2.125%, 7-27-18	100	101
American Honda Finance Corp.,		
2.125%, 10-10-18	150	152
Capital One Bank USA N.A.:		
2.150%, 11-21-18	500	499
2.250%, 2-13-19	500	497
Capital One N.A.,		
2.400%, 9-5-19	650	644
Charles Schwab Corp. (The),		
2.200%, 7-25-18	300	304
Hyundai Capital America,		
2.875%, 8-9-18 (B)	250	256
Intercontinental Exchange Group, Inc.,		
2.500%, 10-15-18	100	102
SLM Corp.,		
4.875%, 6-17-19	500	495
Total System Services, Inc.,		
2.375%, 6-1-18	1,100	1,097
		4,922
Diversified Banks – 5.7%		
ABN AMRO Bank N.V.,		
2.500%, 10-30-18 (B)	800	813
Banco Hipotecario Nacional:		
7.916%, 7-25-09 (B)(C)	17	—
8.000%, 3-31-11 (B)(C)	4	—
Bank of America Corp.:		
2.000%, 1-11-18	400	401
8.000%, 12-29-49	1,452	1,532
Bank of New York Mellon Corp. (The),		
2.100%, 1-15-19	500	501
Bank of Nova Scotia (The):		
1.450%, 4-25-18	500	497
2.050%, 10-30-18	200	202
Barclays Bank plc,		
2.500%, 2-20-19	400	402
BNP Paribas S.A.,		
2.450%, 3-17-19	900	911
Commonwealth Bank of Australia,		
2.250%, 3-13-19	700	703
DBS Group Holdings Ltd.,		
2.246%, 7-16-19 (B)	1,000	1,000
ING Bank N.V.:		
2.500%, 10-1-19 (B)	1,100	1,106
2.450%, 3-16-20 (B)	800	799
KeyBank N.A.,		
2.500%, 12-15-19	500	502

Column 2

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Lloyds Bank plc,		
2.350%, 9-5-19	$ 600	$ 600
Mizuho Bank Ltd.,		
2.650%, 9-25-19 (B)	1,300	1,315
National Australia Bank Ltd.,		
2.400%, 12-9-19 (B)	1,250	1,255
Rabobank Capital Funding Trust III (GTD by Rabobank Nederland),		
5.254%, 12-31-49 (B)	1,500	1,548
Royal Bank of Scotland Group plc (The),		
7.640%, 3-29-49	700	748
Skandinaviska Enskilda Banken AB,		
2.375%, 3-25-19 (B)	1,000	1,010
Societe Generale S.A.:		
4.250%, 4-14-25 (B)	500	469
5.922%, 4-29-49 (B)	1,000	1,024
Standard Chartered plc,		
2.250%, 4-17-20 (B)	2,000	1,964
Sumitomo Mitsui Banking Corp.,		
2.450%, 1-16-20	600	601
Swedbank AB (publ),		
1.750%, 3-12-18 (B)	300	300
UBS Preferred Funding Trust V,		
6.243%, 5-29-49	1,250	1,278
Wells Fargo & Co.:		
1.500%, 1-16-18	250	249
2.150%, 1-15-19	500	503
Westpac Banking Corp.,		
2.250%, 7-30-18	1,000	1,015
		23,248
Investment Banking & Brokerage – 0.9%		
BGC Partners, Inc.,		
5.375%, 12-9-19	500	521
Credit Suisse Group Funding (Guernsey) Ltd.,		
2.750%, 3-26-20 (B)	500	494
Goldman Sachs Group, Inc. (The):		
2.900%, 7-19-18	450	461
2.625%, 1-31-19	1,000	1,016
2.600%, 4-23-20	800	795
Morgan Stanley,		
2.125%, 4-25-18	500	503
		3,790
Life & Health Insurance – 0.2%		
AIA Group Ltd.,		
2.250%, 3-11-19 (B)	800	794
Mortgage REITs – 0.3%		
Mubadala GE Capital,		
3.000%, 11-10-19 (B)	1,250	1,239

Column 3

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi-Line Insurance – 0.1%		
American International Group, Inc.,		
2.300%, 7-16-19	$ 300	$ 299
Other Diversified Financial Services – 2.9%		
Citigroup, Inc.:		
3.875%, 2-19-19	500	496
2.550%, 4-8-19	2,050	2,066
2.400%, 2-18-20	850	841
5.800%, 11-29-49	1,400	1,404
5.950%, 12-31-49	1,250	1,206
Daimler Finance North America LLC,		
2.375%, 8-1-18 (B)	150	152
Fidelity National Financial, Inc.,		
6.600%, 5-15-17	800	866
Fifth Street Finance Corp.,		
4.875%, 3-1-19	1,300	1,323
JPMorgan Chase & Co.,		
7.900%, 4-29-49	500	529
Moody's Corp.,		
2.750%, 7-15-19	250	252
MUFG Americas Holdings Corp.,		
2.250%, 2-10-20	750	740
PennantPark Investment Corp.,		
4.500%, 10-1-19	1,650	1,656
Total Capital,		
2.125%, 8-10-18	300	304
Total Capital Canada Ltd.,		
1.450%, 1-15-18	200	200
		12,035
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Finance Corp.,		
2.000%, 8-15-18	250	253
Berkshire Hathaway, Inc.,		
1.550%, 2-9-18	250	251
		504
Regional Banks – 0.5%		
BB&T Corp.,		
1.450%, 1-12-18	300	299
PNC Bank N.A.,		
2.200%, 1-28-19	750	753
SunTrust Banks, Inc.:		
2.350%, 11-1-18	500	503
5.625%, 12-29-49	400	402
		1,957
Specialized REITs – 0.7%		
Air Lease Corp.,		
3.750%, 2-1-22	600	599
Aircastle Ltd.,		
5.125%, 3-15-21	1,626	1,642
Crown Castle International Corp.,		
5.250%, 1-15-23	623	628
		2,869

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Thrifts & Mortgage Finance – 0.1%		
Walter Investment Management Corp., Convertible, 4.500%, 11-1-19	$ 650	$ 532
Total Financials – 13.5%		55,424
Health Care		
Biotechnology – 0.3%		
Amgen, Inc., 2.200%, 5-22-19	1,300	1,295
Health Care Equipment – 0.3%		
Mallinckrodt International Finance S.A., 3.500%, 4-15-18	250	251
Medtronic, Inc., 2.500%, 3-15-20 (B)	500	500
Zimmer Holdings, Inc., 2.700%, 4-1-20	350	348
		1,099
Health Care Services – 0.1%		
Quest Diagnostics, Inc., 2.500%, 3-30-20	500	496
Health Care Supplies – 0.7%		
C.R. Bard, Inc., 1.375%, 1-15-18	500	496
Cardinal Health, Inc., 2.400%, 11-15-19	700	694
Express Scripts Holding Co., 2.250%, 6-15-19	1,500	1,487
		2,677
Managed Health Care – 0.4%		
Aetna, Inc., 2.200%, 3-15-19	800	800
WellPoint, Inc., 1.875%, 1-15-18	1,000	998
		1,798
Pharmaceuticals – 0.8%		
Amgen, Inc., 2.125%, 5-1-20	1,000	978
Forest Laboratories, Inc., 5.000%, 12-15-21 (B)	1,258	1,364
Perrigo Co. Ltd., 2.300%, 11-8-18	945	946
		3,288
Total Health Care – 2.6%		10,653

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Industrials		
Aerospace & Defense – 0.6%		
General Dynamics Corp., 1.000%, 11-15-17	$ 500	$ 498
Northrop Grumman Corp., 1.750%, 6-1-18	250	250
TransDigm Group, Inc., 7.500%, 7-15-21	1,626	1,748
		2,496
Environmental & Facilities Services – 0.1%		
Ecolab, Inc., 1.450%, 12-8-17	500	496
Industrial Machinery – 0.5%		
Eaton Corp., 1.500%, 11-2-17	1,940	1,935
Railroads – 0.2%		
Kansas City Southern de Mexico S.A. de C.V., 2.350%, 5-15-20	300	293
Union Pacific Corp., 2.250%, 2-15-19	250	253
		546
Trucking – 0.1%		
Ryder System, Inc.:		
2.450%, 11-15-18	100	100
2.350%, 2-26-19	400	399
		499
Total Industrials – 1.5%		5,972
Information Technology		
Data Processing & Outsourced Services – 0.2%		
Fidelity National Information Services, Inc., 2.000%, 4-15-18	250	250
Fiserv, Inc., 2.700%, 6-1-20	300	299
		549
IT Consulting & Other Services – 0.4%		
iGATE Corp., 4.750%, 4-15-19	1,626	1,685
Semiconductors – 0.4%		
Broadcom Corp., 2.700%, 11-1-18	250	253
Micron Technology, Inc., 5.500%, 2-1-25 (B)	1,626	1,524
		1,777

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Systems Software – 0.3%		
CA, Inc., 2.875%, 8-15-18	$ 150	$ 153
Oracle Corp., 2.250%, 10-8-19	1,200	1,206
		1,359
Total Information Technology – 1.3%		5,370
Materials		
Diversified Metals & Mining – 0.6%		
Anglo American plc, 4.125%, 4-15-21 (B)	500	500
BHP Billiton Finance (USA) Ltd. (GTD by BHP Billiton plc and BHP Billiton Ltd.), 2.050%, 9-30-18	100	102
Freeport-McMoRan Copper & Gold, Inc., 2.375%, 3-15-18	150	149
Glencore Funding LLC:		
3.125%, 4-29-19 (B)	500	504
2.875%, 4-16-20 (B)	1,000	979
Teck Resources, 3.000%, 3-1-19	100	96
		2,330
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Co., 2.125%, 7-15-19	600	595
Industrial Gases – 0.3%		
Airgas, Inc., 1.650%, 2-15-18	500	497
Praxair, Inc.:		
1.250%, 11-7-18	400	394
3.000%, 9-1-21	500	515
		1,406
Metal & Glass Containers – 0.1%		
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5-1-18 (B)	300	306
Specialty Chemicals – 0.1%		
Albemarle Corp. (GTD by Albemarle Holdings Corp. and Albemarle Holdings II Corp.), 3.000%, 12-1-19	150	150
RPM International, Inc., 3.450%, 11-15-22	250	241
		391
Total Materials – 1.2%		5,028

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Telecommunication Services		
Integrated Telecommunication Services – 0.5%		
AT&T, Inc., 2.300%, 3-11-19	$2,050	$ 2,050
Verizon Communications, Inc., 2.625%, 2-21-20	107	107
		2,157
Wireless Telecommunication Service – 0.1%		
American Tower Corp., 4.700%, 3-15-22	195	203
Virgin Media Finance plc, 4.875%, 2-15-22	200	188
		391
Total Telecommunication Services – 0.6%		2,548
Utilities		
Electric Utilities – 0.2%		
Electricite de France S.A., 2.150%, 1-22-19 (B)	500	503
PPL Energy Supply LLC, 4.600%, 12-15-21	100	92
Southern Co. (The), 2.450%, 9-1-18	150	153
		748
Gas Utilities – 0.1%		
Sempra Energy, 2.400%, 3-15-20	500	496
Multi-Utilities – 0.1%		
Dominion Resources, Inc., 2.500%, 12-1-19	500	501
Renewable Electricity – 0.4%		
Canadian Solar, Inc., Convertible, 4.250%, 2-15-19	1,400	1,371
Total Utilities – 0.8%		3,116
TOTAL CORPORATE DEBT SECURITIES – 27.1%		$111,392
(Cost: $110,906)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.7%		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9-1-17	$ 46	$ 47
5.000%, 1-1-18	20	22
5.500%, 4-1-18	1	1
5.000%, 5-1-18	15	16
4.500%, 7-1-18	301	313
6.500%, 10-1-28	116	134
6.500%, 2-1-29	62	71
7.500%, 4-1-31	75	87
7.000%, 7-1-31	76	88
7.000%, 9-1-31	139	163
6.500%, 2-1-32	309	365
7.000%, 2-1-32	183	212
7.000%, 3-1-32	76	92
7.000%, 7-1-32	115	133
6.000%, 9-1-32	544	629
5.500%, 5-1-33	137	155
5.500%, 6-1-33	84	95
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1997-A, Class 3-A, 8.293%, 12-15-26	46	56
		2,679
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.7%		$2,679
(Cost: $2,387)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 0.4%		
U.S. Treasury Notes:		
0.625%, 2-15-17	200	200
0.625%, 5-31-17	1,500	1,499
		1,699
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 0.4%		$1,699
(Cost: $1,686)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 1.2%		
EMC Corp., 0.110%, 7-16-15	$5,000	$ 5,000
Master Note – 0.9%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (E)	3,507	3,507
TOTAL SHORT-TERM SECURITIES – 2.1%		$ 8,507
(Cost: $8,507)		
TOTAL INVESTMENT SECURITIES – 99.8%		$409,598
(Cost: $349,383)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		747
NET ASSETS – 100.0%		$410,345

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2015 the total value of these securities amounted to $28,278 or 6.9% of net assets.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Rate shown is the yield to maturity at June 30, 2015.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$277,567	$ —	$—
Preferred Stocks	5,657	2,097	—
Corporate Debt Securities	—	111,392	—
United States Government Agency Obligations	—	2,679	—
United States Government Obligations	—	1,699	—
Short-Term Securities	—	8,507	—
Total	$283,224	$126,374	$—

During the period ended June 30, 2015, securities totaling $1,865 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Transfers out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**89.5%**
Corporate Debt Securities	56.3%
United States Government and Government Agency Obligations	29.4%
Municipal Bonds	2.6%
Other Government Securities	1.1%
Mortgage-Backed Securities	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**10.5%**

Quality Weightings

Investment Grade	**81.0%**
AAA	0.9%
AA	33.8%
A	23.4%
BBB	22.9%
Non-Investment Grade	**8.5%**
BB	4.4%
B	0.7%
Below CCC	0.1%
Non-rated	3.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**10.5%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Apparel Retail – 1.3%		
Limited Brands, Inc.:		
7.000%, 5-1-20	$1,000	$ 1,132
5.625%, 2-15-22	2,665	2,805
		3,937
Apparel, Accessories & Luxury Goods – 0.5%		
Hanesbrands, Inc.,		
6.375%, 12-15-20	1,400	1,465
Automobile Manufacturers – 0.7%		
General Motors Co.,		
5.000%, 4-1-35	2,000	1,964
Cable & Satellite – 0.8%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.:		
3.800%, 3-15-22	1,619	1,626
3.950%, 1-15-25	815	798
		2,424
Homebuilding – 0.7%		
Toll Brothers Finance Corp.,		
4.375%, 4-15-23	2,055	2,014
Internet Retail – 1.4%		
Amazon.com, Inc.,		
4.800%, 12-5-34	4,370	4,328
Restaurants – 0.6%		
McDonald's Corp.,		
5.350%, 3-1-18	1,660	1,819
Total Consumer Discretionary – 6.0%		17,951
Consumer Staples		
Brewers – 0.7%		
Anheuser-Busch InBev Worldwide, Inc.,		
1.375%, 7-15-17	2,000	2,009
Drug Retail – 0.3%		
Walgreen Co.,		
1.800%, 9-15-17	1,000	1,004
Food Retail – 0.9%		
Kroger Co. (The),		
6.800%, 12-15-18	2,245	2,581
Household Products – 0.9%		
Procter & Gamble Co. (The),		
8.000%, 9-1-24	2,000	2,756

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Packaged Foods & Meats – 0.7%		
General Mills, Inc.,		
1.400%, 10-20-17	$2,200	$ 2,196
Total Consumer Staples – 3.5%		10,546
Energy		
Oil & Gas Equipment & Services – 0.8%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.),		
6.500%, 1-31-19	2,000	2,279
Oil & Gas Exploration & Production – 2.6%		
BP Capital Markets plc,		
1.674%, 2-13-18	2,250	2,257
ConocoPhillips Co. (GTD by ConocoPhillips),		
4.150%, 11-15-34	1,500	1,446
EQT Corp.,		
8.125%, 6-1-19	3,494	4,087
		7,790
Oil & Gas Storage & Transportation – 1.8%		
Copano Energy LLC and Copano Energy Finance Corp.,		
7.125%, 4-1-21	984	1,042
Plains All American Pipeline L.P. and PAA Finance Corp.,		
3.600%, 11-1-24	2,031	1,957
Tennessee Gas Pipeline Co.,		
7.000%, 3-15-27	2,000	2,351
		5,350
Total Energy – 5.2%		15,419
Financials		
Asset Management & Custody Banks – 0.9%		
Ares Capital Corp.,		
3.875%, 1-15-20	2,780	2,819
Consumer Finance – 1.2%		
Discover Financial Services,		
3.950%, 11-6-24	2,800	2,717
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.),		
3.500%, 7-10-19	800	817
		3,534

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks – 3.2%		
Bank of America Corp.,		
5.650%, 5-1-18	$2,000	$ 2,196
Bank of Nova Scotia (The),		
1.250%, 4-11-17	2,000	2,004
U.S. Bank N.A.,		
1.350%, 1-26-18	2,000	1,998
Wachovia Corp.,		
5.750%, 6-15-17	3,000	3,258
		9,456
Health Care REITs – 0.4%		
Health Care REIT, Inc.,		
4.000%, 6-1-25	1,300	1,283
Investment Banking & Brokerage – 2.2%		
Goldman Sachs Group, Inc. (The),		
7.500%, 2-15-19	3,000	3,522
Morgan Stanley:		
5.950%, 12-28-17	2,000	2,198
3.700%, 10-23-24	1,000	994
		6,714
Other Diversified Financial Services – 3.0%		
Citigroup, Inc.:		
1.300%, 11-15-16	2,000	1,998
2.550%, 4-8-19	1,668	1,681
JPMorgan Chase & Co.,		
2.000%, 8-15-17	3,000	3,030
TIAA Asset Management Finance Co. LLC,		
4.125%, 11-1-24 (A)	2,400	2,414
		9,123
Regional Banks – 1.0%		
PNC Bank N.A.:		
1.500%, 2-23-18	1,500	1,494
3.300%, 10-30-24	1,500	1,477
		2,971
Specialized REITs – 1.1%		
Aircastle Ltd.,		
5.500%, 2-15-22	2,098	2,141
Crown Castle International Corp.,		
5.250%, 1-15-23	1,027	1,035
		3,176
Total Financials – 13.0%		39,076
Health Care		
Biotechnology – 1.0%		
Amgen, Inc.,		
1.250%, 5-22-17	2,955	2,952

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Equipment – 1.0%		
Medtronic, Inc.,		
4.375%, 3-15-35 (A) . . .	$2,940	$ 2,909
Pharmaceuticals – 1.6%		
AbbVie, Inc.,		
4.500%, 5-14-35	1,900	1,853
Actavis Funding SCS (GTD by Warner Chilcott Ltd., Actavis Capital S.a.r.l. and Actavis, Inc.),		
2.350%, 3-12-18	1,200	1,207
Mylan, Inc.,		
1.350%, 11-29-16	1,800	1,794
		4,854
Total Health Care – 3.6%		**10,715**
Industrials		
Aerospace & Defense – 1.3%		
BAE Systems Finance, Inc.,		
7.500%, 7-1-27 (A)	1,522	1,999
BAE Systems plc,		
3.500%, 10-11-16 (A) . .	1,700	1,747
		3,746
Airlines – 0.4%		
Southwest Airlines Co.,		
5.125%, 3-1-17	1,180	1,252
Electrical Components & Equipment – 0.8%		
WESCO Distribution, Inc.,		
5.375%, 12-15-21	2,375	2,399
Environmental & Facilities Services – 2.0%		
Republic Services, Inc.,		
3.800%, 5-15-18	1,000	1,051
Waste Management, Inc.:		
6.100%, 3-15-18	2,000	2,232
7.100%, 8-1-26	2,065	2,704
		5,987
Industrial Conglomerates – 1.1%		
General Electric Capital Corp.,		
5.625%, 9-15-17	3,000	3,265
Railroads – 0.3%		
Burlington Northern Santa Fe LLC,		
3.400%, 9-1-24	1,000	991
Trading Companies & Distributors – 0.7%		
HD Supply, Inc.,		
5.250%, 12-15-21 (A) . .	2,007	2,035

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Trucking – 0.7%		
Penske Truck Leasing Co. L.P.,		
2.875%, 7-17-18 (A) . . .	$2,000	$ 2,036
Total Industrials – 7.3%		**21,711**
Information Technology		
Communications Equipment – 0.3%		
QUALCOMM, Inc.,		
2.250%, 5-20-20	1,000	994
Data Processing & Outsourced Services – 1.5%		
Alliance Data Systems Corp.,		
5.250%, 12-1-17 (A) . . .	4,500	4,646
Electronic Equipment & Instruments – 1.1%		
Xerox Corp.,		
6.350%, 5-15-18	2,827	3,149
Electronic Manufacturing Services – 1.2%		
Jabil Circuit, Inc.,		
8.250%, 3-15-18	3,150	3,567
Internet Software & Services – 1.7%		
Alibaba Group Holding Ltd.,		
3.600%, 11-28-24 (A) . .	2,040	1,964
Google, Inc.,		
3.375%, 2-25-24	2,950	3,024
		4,988
Systems Software – 0.6%		
CA, Inc.,		
5.375%, 12-1-19	1,580	1,758
Technology Hardware, Storage & Peripherals – 2.5%		
Apple, Inc.,		
2.500%, 2-9-25	4,000	3,745
Oracle Corp.,		
3.900%, 5-15-35	4,040	3,745
		7,490
Total Information Technology – 8.9%		**26,592**
Materials		
Diversified Metals & Mining – 0.8%		
Glencore Funding LLC,		
3.125%, 4-29-19 (A) . . .	2,500	2,521

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialty Chemicals – 0.7%		
Methanex Corp.,		
5.250%, 3-1-22	$1,904	$ 2,035
Total Materials – 1.5%		**4,556**
Telecommunication Services		
Integrated Telecommunication Services – 2.8%		
Telefonos de Mexico S.A.B de C.V. (GTD by America Movil S.A.B. de C.V.),		
5.500%, 11-15-19	3,500	3,922
Verizon Communications, Inc.,		
5.150%, 9-15-23	4,000	4,383
		8,305
Wireless Telecommunication Service – 0.3%		
Crown Castle Towers LLC,		
3.663%, 5-15-25 (A) . .	1,000	979
Total Telecommunication Services – 3.1%		**9,284**
Utilities		
Electric Utilities – 0.5%		
Kansas City Power & Light Co.,		
6.375%, 3-1-18	1,500	1,679
Multi-Utilities – 2.9%		
Duke Energy Carolinas LLC,		
3.750%, 6-1-45	3,000	2,725
Duke Energy Indiana, Inc.,		
3.750%, 7-15-20	3,000	3,192
NorthWestern Corp.,		
6.340%, 4-1-19	2,400	2,753
		8,670
Water Utilities – 0.8%		
California Water Service Co.,		
5.875%, 5-1-19	2,000	2,282
Total Utilities – 4.2%		**12,631**
TOTAL CORPORATE DEBT SECURITIES – 56.3%		**$168,481**
(Cost: $167,058)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Non-Agency REMIC/CMO – 0.1%		
MASTR Adjustable Rate Mortgage Trust 2005-1, 2.608%, 3-25-35 (B)	$1,747	$ 173
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1, 2.597%, 2-25-34 (B)	328	24
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-3AC, 2.398%, 3-25-34 (B)	602	37
		234
TOTAL MORTGAGE-BACKED SECURITIES – 0.1%		$ 234

(Cost: $2,675)

MUNICIPAL BONDS	Principal	Value
Massachusetts – 0.9%		
Cmnwlth of MA, Fed Hwy Grant Anticipation Notes (Accelerated Bridge Prog), Ser 2010A, 4.285%, 12-15-18	2,500	2,711
New York – 1.7%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3-1-29 (A)	3,800	5,078
TOTAL MUNICIPAL BONDS – 2.6%		$7,789

(Cost: $6,361)

OTHER GOVERNMENT SECURITIES (C)	Principal	Value
Canada – 1.1%		
Province de Quebec, 7.140%, 2-27-26	2,500	3,302
TOTAL OTHER GOVERNMENT SECURITIES – 1.1%		$3,302

(Cost: $2,811)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 21.1%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
4.000%, 6-15-26	4,409	4,755

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
4.000%, 11-15-36	$1,065	$ 1,116
4.500%, 9-15-37	629	637
4.500%, 8-15-39	1,206	1,256
5.045%, 7-25-44 (A)(B)	1,950	2,089
4.498%, 12-25-44 (A)(B)	1,000	1,060
3.782%, 10-25-45 (A)(B)	2,000	2,025
3.623%, 11-25-45 (A)(B)	1,000	1,003
4.751%, 11-25-46 (A)(B)	2,055	2,207
4.436%, 7-25-48 (A)(B)	2,350	2,470
4.570%, 12-25-48 (A)(B)	1,000	1,072
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates, 3.000%, 1-1-33	823	834
Federal Home Loan Mortgage Corp. Fixed Rate Pass-Through Certificates:		
3.000%, 8-1-28	4,405	4,539
3.500%, 10-1-28	4,855	5,115
Federal National Mortgage Association Agency REMIC/CMO:		
3.000%, 2-25-25	3,538	3,698
2.390%, 6-1-25	1,500	1,519
1.500%, 4-25-28	4,750	4,718
5.500%, 11-25-36 (D)	1,422	323
5.500%, 4-25-37	713	769
4.500%, 6-25-40	755	806
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.514%, 12-1-19	7,209	7,942
5.500%, 10-1-21	1,168	1,258
6.000%, 7-1-22	839	926
6.000%, 9-1-22	1,363	1,512
3.000%, 7-1-28	4,152	4,278
5.500%, 2-1-35	912	1,039
Government National Mortgage Association Agency REMIC/CMO:		
2.000%, 3-16-42	4,323	4,241
0.120%, 6-17-45 (B)(D)	56	—*
		63,207
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 21.1%		$63,207

(Cost: $63,892)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 8.3%		
U.S. Treasury Bonds, 3.000%, 11-15-44	$7,744	$ 7,539
U.S. Treasury Notes:		
3.125%, 1-31-17	6,000	6,244
2.750%, 2-28-18	6,000	6,289
2.000%, 2-15-23	5,000	4,939
		25,011
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 8.3%		$ 25,011

(Cost: $26,258)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 7.3%		
Air Products and Chemicals, Inc., 0.140%, 7-6-15	4,000	4,000
EMC Corp., 0.110%, 7-16-15	1,654	1,654
John Deere Canada ULC (GTD by Deere & Co.), 0.120%, 7-13-15	6,000	5,999
Kroger Co. (The):		
0.300%, 7-1-15	6,140	6,140
0.360%, 7-6-15	4,000	4,000
		21,793
Master Note – 1.2%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (F) . . .	3,639	3,639
United States Government Agency Obligations – 0.7%		
Overseas Private Investment Corp. (GTD by U.S. Government), 0.110%, 7-7-15 (F) . . .	2,000	2,000
TOTAL SHORT-TERM SECURITIES – 9.2%		$ 27,432

(Cost: $27,432)

TOTAL INVESTMENT SECURITIES – 98.7%		$295,456

(Cost: $296,487)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.3%		4,020
NET ASSETS – 100.0%		$299,476

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2015 the total value of these securities amounted to $40,254 or 13.4% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015.

(C) Other Government Securities include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(D) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(E) Rate shown is the yield to maturity at June 30, 2015.

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$—	$168,481	$—
Mortgage-Backed Securities	—	234	—
Municipal Bonds	—	7,789	—
Other Government Securities	—	3,302	—
United States Government Agency Obligations	—	63,207	—
United States Government Obligations	—	25,011	—
Short-Term Securities	—	27,432	—
Total	$—	$295,456	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REITS = Real Estate Investment Trusts
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**98.8%**
Health Care	22.2%
Information Technology	18.3%
Consumer Discretionary	17.4%
Financials	9.8%
Industrials	8.1%
Consumer Staples	8.1%
Energy	7.0%
Materials	4.2%
Telecommunication Services	3.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.2%**

Top 10 Equity Holdings

Company	Sector	Industry
Citigroup, Inc.	Financials	Other Diversified Financial Services
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
Allergen plc	Health Care	Pharmaceuticals
Philip Morris International, Inc.	Consumer Staples	Tobacco
Bristol-Myers Squibb Co.	Health Care	Pharmaceuticals
Dollar General Corp.	Consumer Discretionary	General Merchandise Stores
Microsoft Corp.	Information Technology	Systems Software
Medtronic plc	Health Care	Health Care Equipment
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
Adobe Systems, Inc.	Information Technology	Application Software

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 0.7%		
Polo Ralph Lauren Corp.	27	$ 3,613
Auto Parts & Equipment – 3.7%		
Delphi Automotive plc	125	10,602
Magna International, Inc. . . .	128	7,168
		17,770
Broadcasting – 1.8%		
CBS Corp., Class B	159	8,852
Cable & Satellite – 1.9%		
Comcast Corp., Class A	150	9,027
General Merchandise Stores – 2.7%		
Dollar General Corp.	169	13,146
Home Improvement Retail – 2.2%		
Home Depot, Inc. (The)	97	10,724
Hotels, Resorts & Cruise Lines – 1.4%		
Hilton Worldwide Holdings, Inc. (A)	239	6,595
Internet Retail – 1.5%		
Amazon.com, Inc. (A)	16	7,076
Restaurants – 1.5%		
Starbucks Corp.	133	7,142
Total Consumer Discretionary – 17.4%		**83,945**
Consumer Staples		
Brewers – 2.3%		
Anheuser-Busch InBev S.A. ADR	92	11,114
Hypermarkets & Super Centers – 1.8%		
Costco Wholesale Corp.	66	8,883
Packaged Foods & Meats – 1.0%		
Kraft Foods Group, Inc.	58	4,963
Tobacco – 3.0%		
Philip Morris International, Inc.	179	14,332
Total Consumer Staples – 8.1%		**39,292**
Energy		
Oil & Gas Exploration & Production – 4.3%		
Cabot Oil & Gas Corp.	252	7,961
Cimarex Energy Co.	32	3,567
EOG Resources, Inc.	33	2,889
Noble Energy, Inc.	153	6,524
		20,941
Oil & Gas Refining & Marketing – 1.1%		
Phillips 66	67	5,367

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Storage & Transportation – 1.6%		
MarkWest Energy Partners L.P.	137	$ 7,747
Total Energy – 7.0%		**34,055**
Financials		
Consumer Finance – 2.1%		
Capital One Financial Corp.	118	10,380
Multi-Line Insurance – 2.0%		
American International Group, Inc.	155	9,564
Other Diversified Financial Services – 5.7%		
Citigroup, Inc.	395	21,820
JPMorgan Chase & Co.	86	5,820
		27,640
Total Financials – 9.8%		**47,584**
Health Care		
Biotechnology – 4.2%		
Alexion Pharmaceuticals, Inc. (A)	64	11,497
Celgene Corp. (A)	78	9,039
		20,536
Health Care Equipment – 2.6%		
Medtronic plc (A)	170	12,567
Health Care Facilities – 1.7%		
HCA Holdings, Inc. (A)	91	8,256
Managed Health Care – 1.6%		
Humana, Inc.	40	7,603
Pharmaceuticals – 12.1%		
Allergen plc (A)	52	15,719
Bristol-Myers Squibb Co. . . .	198	13,175
Shire Pharmaceuticals Group plc ADR	52	12,461
Teva Pharmaceutical Industries Ltd. ADR	289	17,051
		58,406
Total Health Care – 22.2%		**107,368**
Industrials		
Aerospace & Defense – 3.5%		
Boeing Co. (The)	72	9,988
Rockwell Collins, Inc.	74	6,815
		16,803
Railroads – 4.6%		
Canadian Pacific Railway Ltd.	54	8,611
Kansas City Southern	89	8,108

COMMON STOCKS (Continued)	Shares	Value
Railroads (Continued)		
Union Pacific Corp.	60	$ 5,751
		22,470
Total Industrials – 8.1%		**39,273**
Information Technology		
Application Software – 3.9%		
Adobe Systems, Inc. (A)	154	12,467
Autodesk, Inc. (A)	129	6,445
		18,912
Data Processing & Outsourced Services – 2.1%		
MasterCard, Inc., Class A . .	106	9,918
Internet Software & Services – 1.4%		
Google, Inc., Class A (A) . . .	13	6,858
IT Consulting & Other Services – 2.1%		
Cognizant Technology Solutions Corp., Class A (A)	165	10,049
Semiconductor Equipment – 2.6%		
Applied Materials, Inc.	651	12,518
Semiconductors – 3.5%		
NXP Semiconductors N.V. (A)	61	5,971
Texas Instruments, Inc.	217	11,157
		17,128
Systems Software – 2.7%		
Microsoft Corp.	296	13,051
Total Information Technology – 18.3%		**88,434**
Materials		
Diversified Chemicals – 2.1%		
PPG Industries, Inc.	88	10,073
Industrial Gases – 2.1%		
Air Products and Chemicals, Inc.	73	10,002
Total Materials – 4.2%		**20,075**
Telecommunication Services		
Alternative Carriers – 1.6%		
Level 3 Communications, Inc. (A)	148	7,769
Wireless Telecommunication Service – 2.1%		
American Tower Corp., Class A	107	10,000
Total Telecommunication Services – 3.7%		**17,769**
TOTAL COMMON STOCKS – 98.8%		**$477,795**
(Cost: $419,483)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 1.4%		
Northern Illinois Gas Co.,		
0.300%, 7-1-15	$6,533	$ 6,533
Master Note – 0.2%		
Toyota Motor		
Credit Corp.,		
0.140%, 7-1-15 (C) ...	882	882
TOTAL SHORT-TERM		
SECURITIES – 1.6%		$ 7,415
(Cost: $7,415)		
TOTAL INVESTMENT		
SECURITIES – 100.4%		$485,210
(Cost: $426,898)		
LIABILITIES, NET OF CASH AND		
OTHER ASSETS – (0.4)%		(1,743)
NET ASSETS – 100.0%		$483,467

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$477,795	$ —	$—
Short-Term Securities	—	7,415	—
Total	$477,795	$7,415	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Dividend Opportunities

Asset Allocation

Stocks	**90.2%**
Health Care	18.6%
Financials	14.9%
Industrials	14.1%
Consumer Discretionary	12.5%
Information Technology	12.5%
Energy	6.7%
Consumer Staples	5.2%
Materials	4.3%
Utilities	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**9.8%**

Top 10 Equity Holdings

Company	Sector	Industry
Citigroup, Inc.	Financials	Other Diversified Financial Services
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Bristol-Myers Squibb Co.	Health Care	Pharmaceuticals
Pfizer, Inc.	Health Care	Pharmaceuticals
Medtronic plc	Health Care	Health Care Equipment
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
Microsoft Corp.	Information Technology	Systems Software
Energy Transfer Equity L.P.	Energy	Oil & Gas Storage & Transportation
McDonald's Corp.	Consumer Discretionary	Restaurants

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Advertising – 1.6%		
Omnicom Group, Inc.	114	$ 7,943
Apparel Retail – 1.4%		
Limited Brands, Inc.	86	7,407
Automobile Manufacturers – 1.1%		
Ford Motor Co.	358	5,376
Cable & Satellite – 3.8%		
Comcast Corp., Class A	112	6,757
Time Warner Cable, Inc.	71	12,712
		19,469
Home Improvement Retail – 1.8%		
Home Depot, Inc. (The)	85	9,435
Restaurants – 2.8%		
McDonald's Corp.	148	14,094
Total Consumer Discretionary – 12.5%		**63,724**
Consumer Staples		
Brewers – 2.0%		
Anheuser-Busch InBev S.A. ADR	86	10,342
Packaged Foods & Meats – 0.9%		
Mead Johnson Nutrition Co.	51	4,610
Tobacco – 2.3%		
Philip Morris International, Inc.	145	11,637
Total Consumer Staples – 5.2%		**26,589**
Energy		
Integrated Oil & Gas – 1.6%		
Occidental Petroleum Corp.	104	8,072
Oil & Gas Storage & Transportation – 5.1%		
Energy Transfer Equity L.P.	222	14,230
MarkWest Energy Partners L.P.	160	9,007
Plains GP Holdings L.P., Class A	98	2,536
		25,773
Total Energy – 6.7%		**33,845**
Financials		
Diversified Banks – 1.6%		
Wells Fargo & Co.	145	8,143
Industrial REITs – 1.2%		
ProLogis	167	6,185

COMMON STOCKS (Continued)	Shares	Value
Other Diversified Financial Services – 7.1%		
Citigroup, Inc.	339	$18,732
JPMorgan Chase & Co.	252	17,070
		35,802
Property & Casualty Insurance – 1.0%		
ACE Ltd.	50	5,089
Regional Banks – 1.9%		
PNC Financial Services Group, Inc. (The)	100	9,598
Specialized REITs – 2.1%		
Crown Castle International Corp.	133	10,644
Total Financials – 14.9%		**75,461**
Health Care		
Health Care Equipment – 3.2%		
Medtronic plc	221	16,376
Pharmaceuticals – 15.4%		
AbbVie, Inc.	123	8,278
Bristol-Myers Squibb Co.	255	16,991
Johnson & Johnson	98	9,512
Merck & Co., Inc.	151	8,602
Pfizer, Inc.	505	16,934
Teva Pharmaceutical Industries Ltd. ADR	299	17,695
		78,012
Total Health Care – 18.6%		**94,388**
Industrials		
Aerospace & Defense – 4.6%		
Boeing Co. (The)	75	10,341
Honeywell International, Inc.	131	13,333
		23,674
Commercial Printing – 1.7%		
Corrections Corp. of America	259	8,579
Construction Machinery & Heavy Trucks – 1.0%		
Caterpillar, Inc.	59	4,979
Industrial Machinery – 2.6%		
Eaton Corp.	196	13,194
Railroads – 2.6%		
Union Pacific Corp.	138	13,122
Research & Consulting Services – 1.6%		
Nielsen Holdings N.V.	180	8,070
Total Industrials – 14.1%		**71,618**

COMMON STOCKS (Continued)	Shares	Value
Information Technology		
Data Processing & Outsourced Services – 1.4%		
Paychex, Inc.	156	$ 7,290
Semiconductor Equipment – 3.1%		
Applied Materials, Inc.	818	15,722
Semiconductors – 3.1%		
Analog Devices, Inc.	78	4,987
Texas Instruments, Inc.	211	10,856
		15,843
Systems Software – 3.0%		
Microsoft Corp.	340	15,015
Technology Hardware, Storage & Peripherals – 1.9%		
Apple, Inc.	21	2,571
Seagate Technology	153	7,263
		9,834
Total Information Technology – 12.5%		**63,704**
Materials		
Diversified Chemicals – 3.1%		
Dow Chemical Co. (The)	129	6,621
PPG Industries, Inc.	80	9,189
		15,810
Industrial Gases – 1.2%		
Air Products and Chemicals, Inc.	45	6,103
Total Materials – 4.3%		**21,913**
Utilities		
Electric Utilities – 1.4%		
PPL Corp.	243	7,175
Total Utilities – 1.4%		**7,175**
TOTAL COMMON STOCKS – 90.2%		**$458,417**
(Cost: $389,834)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (A) – 7.9%		
Air Products and Chemicals, Inc.:		
0.140%, 7-6-15	$3,000	3,000
0.130%, 7-24-15	5,000	4,999

SHORT-TERM

SECURITIES (Continued)	Principal	Value
Commercial Paper (A) (Continued)		
Essilor International S.A.,		
0.150%, 7-24-15	$15,000	$ 14,998
General Mills, Inc.,		
0.360%, 7-6-15	5,000	5,000
Kroger Co. (The),		
0.300%, 7-1-15	3,991	3,991
Siemens Capital Co. LLC		
(GTD by Siemens AG),		
0.110%, 7-29-15	3,000	3,000
St. Jude Medical, Inc.,		
0.270%, 7-31-15	4,984	4,983
		39,971
Master Note – 0.5%		
Toyota Motor		
Credit Corp.,		
0.140%, 7-1-15 (B) . . .	2,760	2,760
TOTAL SHORT-TERM		
SECURITIES – 8.4%		**$ 42,731**
(Cost: $42,731)		
TOTAL INVESTMENT		
SECURITIES – 98.6%		**$501,148**
(Cost: $432,565)		
CASH AND OTHER ASSETS, NET		
OF LIABILITIES – 1.4%		**6,905**
NET ASSETS – 100.0%		**$508,053**

Notes to Schedule of Investments

(A) Rate shown is the yield to maturity at June 30, 2015.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$458,417	$ —	$—
Short-Term Securities	—	42,731	—
Total	$458,417	$42,731	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Energy

Asset Allocation

Stocks	**97.1%**
Energy	89.7%
Industrials	4.1%
Financials	2.5%
Information Technology	0.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.9%**

Country Weightings

North America	**91.8%**
United States	87.1%
Canada	4.7%
Europe	**4.5%**
Other	**0.8%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.9%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Cimarex Energy Co.	United States	Energy	Oil & Gas Exploration & Production
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
CME Group, Inc.	United States	Financials	Specialized Finance
Weatherford International Ltd.	Switzerland	Energy	Oil & Gas Equipment & Services
Anadarko Petroleum Corp.	United States	Energy	Oil & Gas Exploration & Production
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Phillips 66 Partners L.P.	United States	Energy	Oil & Gas Storage & Transportation

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 4.1%		
Chevron Corp.	12	$ 1,196
Exxon Mobil Corp.	21	1,768
Royal Dutch Shell plc, Class A (A)	40	1,123
Suncor Energy, Inc.	49	1,345
		5,432
Oil & Gas Drilling – 3.2%		
Helmerich & Payne, Inc.	32	2,229
Patterson-UTI Energy, Inc.	110	2,070
		4,299
Oil & Gas Equipment & Services – 21.1%		
Baker Hughes, Inc.	79	4,881
Cameron International Corp. (B)	31	1,645
Core Laboratories N.V.	14	1,545
Dril-Quip, Inc. (B)	17	1,279
FMC Technologies, Inc. (B)	30	1,257
Forum Energy Technologies, Inc. (B)	117	2,369
Halliburton Co.	111	4,789
Schlumberger Ltd.	61	5,296
Superior Energy Services, Inc.	96	2,022
Weatherford International Ltd. (B)	260	3,195
		28,278
Oil & Gas Exploration & Production – 36.2%		
Anadarko Petroleum Corp.	41	3,193
Antero Resources Corp. (B)	38	1,293
Cabot Oil & Gas Corp.	63	1,971
Canadian Natural Resources Ltd.	66	1,794
Cimarex Energy Co.	40	4,462
Concho Resources, Inc. (B)	27	3,097
ConocoPhillips	30	1,824
Continental Resources, Inc. (B)	62	2,620
EOG Resources, Inc.	45	3,940
Gulfport Energy Corp. (B)	49	1,988
Laredo Petroleum Holdings, Inc. (B)	79	988
Memorial Resource Development Corp. (B)	83	1,577
Newfield Exploration Co. (B)	74	2,682
Noble Energy, Inc.	64	2,744
Oasis Petroleum LLC (B)	94	1,485
Parsley Energy, Inc., Class A (B)	159	2,777
Pioneer Natural Resources Co.	21	2,926
Rice Energy, Inc. (B)	111	2,303
RSP Permian, Inc. (B)	79	2,225
Southwestern Energy Co. (B)	49	1,106

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Whiting Petroleum Corp. (B)	44	$ 1,472
		48,467
Oil & Gas Refining & Marketing – 10.3%		
HollyFrontier Corp.	31	1,313
Marathon Petroleum Corp.	50	2,626
Marathon Petroleum Corp. L.P.	38	2,705
Phillips 66	31	2,514
Tesoro Corp.	28	2,401
Valero Energy Corp.	36	2,263
		13,822
Oil & Gas Storage & Transportation – 14.8%		
Columbia Pipeline Partners L.P.	60	1,520
Enbridge, Inc.	32	1,511
Energy Transfer Equity L.P.	45	2,884
MarkWest Energy Partners L.P.	33	1,849
Phillips 66 Partners L.P.	41	2,977
Plains GP Holdings L.P., Class A	36	929
Rice Midstream Partners L.P.	45	775
Shell Midstream Partners L.P.	19	847
Tallgrass Energy GP L.P., Class A (B)	79	2,540
Valero Energy Partners L.P.	25	1,257
Williams Co., Inc. (The)	48	2,781
		19,870
Total Energy – 89.7%		**120,168**
Financials		
Specialized Finance – 2.5%		
CME Group, Inc.	36	3,341
Total Financials – 2.5%		**3,341**
Industrials		
Construction & Engineering – 1.0%		
Fluor Corp.	25	1,341
Electrical Components & Equipment – 1.1%		
SolarCity Corp. (B)	29	1,553
Railroads – 2.0%		
Canadian Pacific Railway Ltd.	10	1,666

COMMON STOCKS (Continued)	Shares	Value
Railroads (Continued)		
Kansas City Southern	11	$ 994
		2,660
Total Industrials – 4.1%		**5,554**
Information Technology		
Semiconductor Equipment – 0.8%		
SolarEdge Technologies, Inc. (B)	30	1,088
Total Information Technology – 0.8%		**1,088**
TOTAL COMMON STOCKS – 97.1%		**$130,151**
(Cost: $127,468)		
SHORT-TERM SECURITIES	Principal	
Master Note – 2.7%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (C)	$3,629	3,629
TOTAL SHORT-TERM SECURITIES – 2.7%		**$ 3,629**
(Cost: $3,629)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$133,780**
(Cost: $131,097)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**226**
NET ASSETS – 100.0%		**$134,006**

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$130,151	$ —	$—
Short-Term Securities	—	3,629	—
Total	$130,151	$3,629	$—

During the period ended June 30, 2015, securities totaling $1,238 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification

(as a % of net assets)	
United States	87.1%
Canada	4.7%
Switzerland	2.4%
Netherlands	1.2%
Other Countries	1.7%
Other+	2.9%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**5.6%**
Financials	1.5%
Health Care	1.3%
Utilities	1.3%
Energy	0.9%
Information Technology	0.6%
Bonds	**90.5%**
Corporate Debt Securities	67.1%
United States Government and Government Agency Obligations	14.8%
Other Government Securities	6.1%
Loans	2.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.9%**

Quality Weightings

Investment Grade	**41.3%**
AA	16.9%
A	3.2%
BBB	21.2%
Non-Investment Grade	**49.2%**
BB	28.9%
B	13.1%
CCC	2.9%
Non-rated	4.3%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	**9.5%**

Country Weightings

North America	**38.5%**
United States	31.3%
Mexico	4.1%
Other North America	3.1%
Europe	**27.9%**
United Kingdom	7.6%
Luxembourg	6.3%
Netherlands	4.0%
Russia	4.0%
Other Europe	6.0%
South America	**18.1%**
Brazil	6.0%
Chile	3.7%
Other South America	8.4%
Pacific Basin	**7.4%**
Bahamas/Caribbean	**2.5%**
Other	**1.7%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Brazil		
Utilities – 0.6%		
Alupar Investimento S.A. . . .	11	$ 58
Transmissora Alianca de Energia Eletrica S.A.	10	67
		125
Total Brazil – 0.6%		**$ 125**
Chile		
Utilities – 0.1%		
Aguas Andinas S.A.	34	20
Total Chile - 0.1%		**$ 20**
Panama		
Financials – 1.5%		
Banco Latinoamericano de Comercio Exterior S.A. . . .	9	286
Total Panama – 1.5%		**$ 286**
United Kingdom		
Energy – 0.9%		
Royal Dutch Shell plc, Class A	5	131
Seadrill Partners LLC	4	47
		178
Health Care – 0.4%		
GlaxoSmithKline plc	4	84
Total United Kingdom – 1.3%		**$ 262**
United States		
Health Care – 0.9%		
Bristol-Myers Squibb Co.	3	167
Information Technology – 0.6%		
Intel Corp.	4	125
Utilities – 0.6%		
PPL Corp.	4	106
Total United States – 2.1%		**$ 398**
TOTAL COMMON STOCKS – 5.6%		**$1,091**
(Cost: $1,078)		

CORPORATE DEBT SECURITIES	Principal	
Argentina		
Consumer Discretionary – 0.4%		
Arcos Dorados Holdings, Inc. 10.250%, 7-13-16 (A) . . .	BRL250	75

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy – 1.0%		
Pan American Energy LLC 7.875%, 5-7-21	$100	$ 102
YPF Sociedad Anonima 8.875%, 12-19-18 (B)	80	85
		187
Industrials – 0.2%		
Aeropuertos Argentina 2000 S.A. 10.750%, 12-1-20 (B)	45	48
Total Argentina – 1.6%		**$ 310**
Austria		
Consumer Staples – 1.1%		
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 7.750%, 10-28-20 (B)	200	218
Total Austria – 1.1%		**$ 218**
Brazil		
Consumer Discretionary – 1.5%		
Globo Comunicacoe e Participacoes S.A. 6.250%, 12-20-49 (C) . . .	300	300
Consumer Staples – 0.6%		
BFF International Ltd. 7.250%, 1-28-20	100	111
Energy – 0.1%		
Lancer Finance Co. (SPV) Ltd. 5.850%, 12-12-16 (B)	24	9
Financials – 1.1%		
Banco Bradesco S.A. 4.125%, 5-16-16 (B)	200	204
Banco Cruzeiro do Sul S.A. 7.000%, 7-8-13 (D)	115	12
		216
Industrials – 1.6%		
Embraer Overseas Ltd. 6.375%, 1-24-17	225	237
Odebrecht Drilling Norbe VII/IX Ltd. 6.350%, 6-30-21 (B)	103	79
		316
Materials – 0.5%		
Suzano Trading Ltd. 5.875%, 1-23-21 (B)	100	103
Total Brazil – 5.4%		**$1,055**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
British Virgin Islands		
Energy – 0.8%		
QGOG Atlantic/Alaskan Rigs Ltd. 5.250%, 7-30-18 (B) . . .$	181	$161
Total British Virgin Islands – 0.8%		**$161**
Cayman Islands		
Industrials – 0.7%		
Odebrecht Offshore Drilling Finance 6.750%, 10-1-22 (B) . . .	184	132
Total Cayman Islands – 0.7%		**$132**
Chile		
Industrials – 2.4%		
Guanay Finance Ltd. 6.000%, 12-15-20 (B) . .	250	258
LATAM Airlines Group S.A. 7.250%, 6-9-20 (B)	200	206
		464
Materials – 1.2%		
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1-19-18 (B) . . .	25	26
4.375%, 5-15-23 (B) . . .	200	201
		227
Total Chile – 3.6%		**$691**
China		
Utilities – 0.5%		
China Resources Power Holdings Co. Ltd. 3.750%, 8-3-15	100	100
Total China – 0.5%		**$100**
Columbia		
Energy – 1.4%		
Empresas Publicas de Medellin E.S.P. 8.375%, 2-1-21 (A) COP274,000		111
Pacific Rubiales Energy Corp.:		
5.375%, 1-26-19 (B) . . .$	100	82
7.250%, 12-12-21 (B) . .	100	82
		275

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Financials – 1.1%		
Banco de Bogota S.A.		
5.000%, 1-15-17 (B) . . $	200	$206
Utilities – 0.6%		
Emgesa S.A. E.S.P.		
8.750%, 1-25-21 (A) . . COP302,000		123
Total Columbia – 3.1%		**$604**
France		
Financials – 0.5%		
Societe Generale S.A.		
5.922%, 4-29-49 (B) . . $	100	102
Total France – 0.5%		**$102**
Germany		
Industrials – 0.5%		
Rearden G Holdings		
EINS GmbH		
7.875%, 3-30-20 (B) . .	100	97
Total Germany – 0.5%		**$ 97**
Hong Kong		
Telecommunication Services – 1.0%		
Hutchison Whampoa Ltd.		
1.625%,		
10-31-17 (B)	200	199
Total Hong Kong – 1.0%		**$199**
India		
Utilities – 0.5%		
Rural Electrification		
Corp. Ltd.		
4.250%, 1-25-16	100	101
Total India – 0.5%		**$101**
Indonesia		
Telecommunication Services – 1.1%		
Indosat Palapa Co. B.V.		
7.375%, 7-29-20 (B) . .	200	207
Utilities – 1.6%		
Majapahit Holding B.V.		
7.750%, 10-17-16	300	321
Total Indonesia – 2.7%		**$528**
Ireland		
Financials – 1.6%		
MTS International		
Funding Ltd.		
5.000%, 5-30-23 (B) . .	350	313
Total Ireland – 1.6%		**$313**

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Jamaica		
Telecommunication Services – 1.0%		
Digicel Group Ltd.		
6.000%, 4-15-21 (B)	$200	$ 193
Total Jamaica – 1.0%		**$ 193**
Luxembourg		
Consumer Discretionary – 1.0%		
Altice S.A.		
7.625%, 2-15-25 (B)	200	188
Energy – 0.9%		
Offshore Drilling		
Holding S.A.		
8.375%, 9-20-20 (B)(C) . .	200	179
Financials – 1.0%		
OJSC Russian Agricultural		
Bank		
5.100%, 7-25-18 (B)	200	191
Information Technology – 1.0%		
BC Luxco 1 S.A.		
7.375%, 1-29-20 (B)	200	200
Materials – 1.6%		
Evraz Group S.A.		
7.400%, 4-24-17	200	202
Steel Capital S.A.		
6.700%, 10-25-17	100	104
		306
Total Luxembourg – 5.5%		**$1,064**
Mexico		
Consumer Discretionary – 0.4%		
Controladora Mabe S.A.		
de C.V.:		
6.500%, 12-15-15 (B)	25	25
6.500%, 12-15-15	50	51
		76
Materials – 3.7%		
C5 Capital (SPV) Ltd.		
4.559%,		
12-29-49 (B)(C)	150	132
CEMEX S.A.B. de C.V.		
6.500%, 12-10-19 (B)	550	577
		709
Total Mexico – 4.1%		**$ 785**
Netherlands		
Consumer Discretionary – 1.1%		
VTR Finance B.V.		
6.875%, 1-15-24 (B)	200	204

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Energy – 0.6%		
Petrobras Global Finance		
(GTD by Petroleo		
Brasileiro S.A.)		
4.875%, 3-17-20 . . . . $	125	$119
Materials – 0.8%		
Cimpor Financial Operations		
B.V. (GTD by InterCement		
Participacoes S.A. and		
InterCement Brasil S.A.)		
5.750%, 7-17-24 (B)	200	162
Telecommunication Services – 0.4%		
VimpleCom Holdings B.V.		
9.000%, 2-13-18 (A)(B) . . RUB5,000		83
Utilities – 1.1%		
Listrindo Capital B.V.		
6.950%, 2-21-19 (B) . . . . . $	200	209
Total Netherlands – 4.0%		**$777**
Norway		
Consumer Discretionary – 1.2%		
World Wide Supply A.S.		
7.750%, 5-26-17 (B)	400	236
Total Norway – 1.2%		**$236**
Panama		
Financials – 1.6%		
Banco Latinoamericano		
de Comercio Exterior S.A.		
3.750%, 4-4-17 (B)	300	308
Total Panama – 1.6%		**$308**
Peru		
Financials – 0.5%		
InRetail Shopping Malls		
5.250%, 10-10-21 (B)	100	103
Total Peru – 0.5%		**$103**
Russia		
Energy – 1.0%		
Novatek Finance Ltd.		
5.326%, 2-3-16 (B)	200	202
Industrials – 1.0%		
SCF Capital Ltd.		
5.375%, 10-27-17	200	192
Materials – 1.0%		
Uralkali Finance Ltd.		
3.723%, 4-30-18 (B)	200	185
Total Russia – 3.0%		**$579**

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Singapore		
Consumer Staples – 1.1%		
Olam International Ltd.		
7.500%, 8-12-20	$100	$ 112
Olam International Ltd., Convertible		
6.000%, 10-15-16	100	102
		214
Energy – 0.5%		
Noble Group Ltd.		
4.875%, 8-5-15	100	100
Telecommunication Services – 1.1%		
TBG Global Pte. Ltd.		
4.625%, 4-3-18 (B)	200	199
Total Singapore – 2.7%		**$ 513**
United Arab Emirates		
Financials – 1.7%		
ICICI Bank Ltd.		
3.500%, 3-18-20 (B)	325	330
Total United Arab Emirates – 1.7%		**$ 330**
United Kingdom		
Financials – 5.3%		
Barclays plc		
8.250%, 12-29-49	200	211
HSBC Holdings plc		
5.625%, 12-29-49	200	200
Royal Bank of Scotland Group plc (The)		
7.640%, 3-29-49	200	214
State Bank of India:		
3.250%, 4-18-18 (B)	200	204
3.622%, 4-17-19 (B)	200	204
		1,033
Materials – 1.0%		
Vedanta Resources plc		
6.000%, 1-31-19 (B)	200	194
Total United Kingdom – 6.3%		**$1,227**
United States		
Consumer Discretionary – 0.2%		
B-Corp Merger Sub, Inc.		
8.250%, 6-1-19	50	43
Consumer Staples – 1.1%		
SABMiller Holdings, Inc.		
2.200%, 8-1-18 (B)	200	202

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Energy – 0.4%		
Brand Energy & Infrastructure Services		
8.500%, 12-1-21 (B)	$ 80	$ 74
Financials – 4.3%		
Aircastle Ltd.		
4.625%, 12-15-18	235	242
Citigroup, Inc.		
8.400%, 4-29-49	75	85
Daimler Finance North America LLC		
2.950%, 1-11-17 (B)	200	205
General Motors Financial Co., Inc.		
3.000%, 9-25-17	100	102
UBS Preferred Funding Trust V		
6.243%, 5-29-49	200	205
		839
Industrials – 0.4%		
TransDigm, Inc.		
6.000%, 7-15-22	82	81
Information Technology – 2.4%		
Alliance Data Systems Corp.		
5.250%, 12-1-17 (B)	150	155
iGATE Corp.		
4.750%, 4-15-19	300	311
		466
Materials – 0.1%		
Hillman Group, Inc. (The)		
6.375%, 7-15-22 (B)	25	23
Telecommunication Services – 3.0%		
American Tower Corp.		
3.400%, 2-15-19	125	128
T-Mobile USA, Inc.		
6.000%, 3-1-23	230	236
Verizon Communications, Inc.		
2.625%, 2-21-20	214	213
		577
Total United States – 11.9%		**$ 2,305**
TOTAL CORPORATE DEBT SECURITIES – 67.1%		**$13,031**

(Cost: $13,694)

OTHER GOVERNMENT SECURITIES (E)

	Principal	Value
Argentina – 1.1%		
City of Buenos Aires		
9.950%, 3-1-17 (B)	$200	$ 207
Luxembourg – 0.8%		
BC Luxco 1 S.A.		
7.375%, 1-29-20	150	150
Russia – 1.0%		
Russian Federation		
3.500%, 1-16-19 (B)	200	197
Spain – 1.1%		
Banco Bilbao Vizcaya Argentaria S.A.		
9.000%, 5-29-49	200	215
Venezuela – 2.1%		
Corporacion Andina de Fomento:		
3.750%, 1-15-16	155	157
1.500%, 8-8-17	250	251
		408
TOTAL OTHER GOVERNMENT SECURITIES – 6.1%		**$1,177**

(Cost: $1,186)

LOANS (C)

	Principal	Value
United States		
Health Care – 0.5%		
DAE Aviation Holdings, Inc.		
0.000%, 11-2-18 (F)	91	91
Industrials – 1.2%		
TransDigm, Inc.		
3.750%, 2-28-20	243	241
Information Technology – 0.3%		
Magic Newco LLC		
5.000%, 12-12-18	50	50
Materials – 0.5%		
BakerCorp International		
4.250%, 2-7-20	74	71
EP Minerals LLC		
5.500%, 8-20-20	29	29
		100
Total United States – 2.5%		**$ 482**
TOTAL LOANS – 2.5%		**$ 482**

(Cost: $485)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
United States – 14.8%		
U.S. Treasury Notes:		
0.625%, 8-31-17	$1,500	$ 1,497
0.750%, 12-31-17	1,250	1,247
1.750%, 5-15-22	145	142
		2,886
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 14.8%		**$ 2,886**
(Cost: $2,893)		
SHORT-TERM SECURITIES		
Master Note – 3.2%		
Toyota Motor Credit Corp.		
0.140%, 7-1-15 (G)	618	618
TOTAL SHORT-TERM SECURITIES – 3.2%		**$ 618**
(Cost: $618)		
TOTAL INVESTMENT SECURITIES – 99.3%		**$19,285**
(Cost: $19,954)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		139
NET ASSETS – 100.0%		**$19,424**

Notes to Schedule of Investments

(A) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL—Brazilian Real, COP—Columbian Peso and RUB—Russian Ruble).

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2015 the total value of these securities amounted to $8,589 or 44.2% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) Other Government Securities include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(G) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2015:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	143		U.S. Dollar	219	7-14-15	Barclays Capital, Inc.	$—	$6

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,091	$ —	$—
Corporate Debt Securities	—	13,031	—
Other Government Securities	—	1,177	—
Loans	—	482	—
United States Government Obligations	—	2,886	—
Short-Term Securities	—	618	—
Total	$1,091	$18,194	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 6	$—

During the period ended June 30, 2015, securities totaling $607 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Securities totaling $411 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014. Transfers between levels represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

GTD = Guaranteed

Country Diversification

(as a % of net assets)	
United States	31.3%
United Kingdom	7.6%
Luxembourg	6.3%
Brazil	6.0%
Mexico	4.1%
Netherlands	4.0%
Russia	4.0%
Chile	3.7%
Columbia	3.1%
Panama	3.1%
Indonesia	2.7%

Country Diversification (Continued)

Argentina	2.7%
Singapore	2.7%
Venezuela	2.1%
United Arab Emirates	1.7%
Ireland	1.6%
Norway	1.2%
Austria	1.1%
Spain	1.1%
Hong Kong	1.0%
Jamaica	1.0%
Other Countries	4.0%
Other+	3.9%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**95.2%**
Health Care	21.3%
Consumer Discretionary	19.0%
Information Technology	17.5%
Industrials	11.9%
Financials	11.0%
Consumer Staples	7.3%
Telecommunication Services	3.8%
Energy	2.4%
Materials	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.8%**

Country Weightings

North America	**48.8%**
United States	47.4%
Other North America	1.4%
Europe	**27.6%**
United Kingdom	7.1%
Germany	5.4%
France	4.3%
Netherlands	3.9%
Other Europe	6.9%
Pacific Basin	**16.3%**
Japan	8.6%
China	5.7%
Other Pacific Basin	2.0%
Other	**2.5%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.8%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Amazon.com, Inc.	United States	Consumer Discretionary	Internet Retail
Carnival Corp.	United States	Consumer Discretionary	Hotels, Resorts & Cruise Lines
Biogen, Inc.	United States	Health Care	Biotechnology
Gilead Sciences, Inc.	United States	Health Care	Biotechnology
HCA Holdings, Inc.	United States	Health Care	Health Care Facilities
Cognizant Technology Solutions Corp., Class A	United States	Information Technology	IT Consulting & Other Services
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals
Prudential plc	United Kingdom	Financials	Life & Health Insurance
J.B. Hunt Transport Services, Inc.	United States	Industrials	Trucking

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Canada		
Industrials – 1.4%		
Canadian Pacific Railway Ltd.	44	$ 7,101
Total Canada – 1.4%		$ 7,101
China		
Consumer Discretionary – 1.1%		
JD.com, Inc. ADR (A)	156	5,304
Financials – 0.9%		
China Construction Bank Corp.	5,170	4,722
Industrials – 1.2%		
CAR, Inc. (A)	2,881	6,133
Information Technology – 2.5%		
Baidu.com, Inc. ADR (A)	32	6,279
Legend Holdings Corp. (A)(B)	448	2,505
Tencent Holdings Ltd.	194	3,870
		12,654
Total China – 5.7%		$28,813
Denmark		
Financials – 1.1%		
Danske Bank A.S.	183	5,372
Total Denmark – 1.1%		$ 5,372
France		
Consumer Discretionary – 0.1%		
Hermes International	2	627
Industrials – 3.2%		
Airbus Group SE	96	6,251
Safran	146	9,926
		16,177
Materials – 1.0%		
L Air Liquide S.A.	40	5,045
Total France – 4.3%		$21,849
Germany		
Consumer Discretionary – 2.3%		
Continental AG	48	11,308
Health Care – 3.1%		
Bayer AG	34	4,765
Fresenius SE & Co. KGaA . . .	172	11,025
		15,790
Total Germany – 5.4%		$27,098

COMMON STOCKS (Continued)	Shares	Value
Hong Kong		
Financials – 0.9%		
AIA Group Ltd.	675	$ 4,422
Total Hong Kong – 0.9%		$ 4,422
India		
Consumer Staples – 1.1%		
ITC Ltd.	1,148	5,683
Total India – 1.1%		$ 5,683
Israel		
Health Care – 2.5%		
Teva Pharmaceutical Industries Ltd. ADR	211	12,457
Total Israel – 2.5%		$12,457
Italy		
Financials – 3.4%		
Azimut Holding S.p.A.	297	8,688
Banca Intesa S.p.A.	2,276	8,251
		16,939
Total Italy – 3.4%		$16,939
Japan		
Consumer Discretionary – 3.8%		
Fuji Heavy Industries Ltd.	287	10,553
Honda Motor Co. Ltd.	265	8,578
		19,131
Industrials – 2.6%		
Komatsu Ltd.	333	6,677
Mitsubishi Electric Corp.	474	6,127
		12,804
Information Technology – 2.2%		
Tokyo Electron Ltd.	175	11,046
Total Japan – 8.6%		$42,981
Netherlands		
Consumer Discretionary – 1.1%		
Koninklijke Philips Electronics N.V., Ordinary Shares	219	5,576
Information Technology – 2.8%		
ASML Holding N.V., NY Registry Shares	59	6,104
NXP Semiconductors N.V. (A)	80	7,903
		14,007
Total Netherlands – 3.9%		$19,583

COMMON STOCKS (Continued)	Shares	Value
Spain		
Financials – 1.3%		
CaixaBank S.A.	1,443	$ 6,686
Total Spain – 1.3%		$ 6,686
Switzerland		
Health Care – 1.1%		
Novartis AG, Registered Shares	58	5,709
Total Switzerland – 1.1%		$ 5,709
United Kingdom		
Consumer Staples – 1.4%		
SABMiller plc	139	7,211
Financials – 3.4%		
Aviva plc	670	5,185
Prudential plc	497	11,979
		17,164
Health Care – 2.3%		
Shire plc	142	11,360
Total United Kingdom – 7.1%		$35,735
United States		
Consumer Discretionary – 10.6%		
Amazon.com, Inc. (A)	35	15,292
Carnival Corp.	303	14,947
Hilton Worldwide Holdings, Inc. (A)	331	9,132
Home Depot, Inc. (The)	69	7,620
Limited Brands, Inc.	73	6,294
		53,285
Consumer Staples – 4.8%		
Coca-Cola Co. (The)	220	8,640
InBev N.V.	88	10,496
Mead Johnson Nutrition Co.	56	5,089
		24,225
Energy – 2.4%		
Halliburton Co.	154	6,623
Schlumberger Ltd.	66	5,659
		12,282
Health Care – 12.3%		
Acadia Healthcare Co., Inc. (A)	31	2,422
Allergen plc (A)	28	8,542
Biogen, Inc. (A)	36	14,743
Gilead Sciences, Inc.	124	14,572
HCA Holdings, Inc. (A)	151	13,709
Medtronic plc	106	7,871
		61,859

COMMON STOCKS (Continued)	Shares	Value
Industrials – 3.5%		
J.B. Hunt Transport Services, Inc.	144	$ 11,791
Kansas City Southern	62	5,636
		17,427
Information Technology – 10.0%		
Cognizant Technology Solutions Corp., Class A (A)	206	12,612
Google, Inc., Class C (A) . .	19	9,896
GrubHub, Inc. (A)	112	3,810
Micron Technology, Inc. (A)	215	4,053
Visa, Inc., Class A	299	20,083
		50,454
Telecommunication Services – 3.8%		
Level 3 Communications, Inc. (A)	192	10,131
SBA Communications Corp. (A)	76	8,733
		18,864
Total United States – 47.4%		**$238,396**
TOTAL COMMON STOCKS – 95.2%		**$478,824**

(Cost: $434,234)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 3.4%		
EMC Corp. 0.130%, 7-13-15	$5,000	$ 5,000
Freddie Mac Discount Notes 0.035%, 7-7-15	1,671	1,671
Mondelez International, Inc. 0.290%, 7-21-15	5,000	4,999
Northern Illinois Gas Co. 0.300%, 7-1-15	5,364	5,364
		17,034
Master Note – 0.4%		
Toyota Motor Credit Corp. 0.140%, 7-1-15 (D) . . .	2,069	2,069
TOTAL SHORT-TERM SECURITIES – 3.8%		**$ 19,103**

(Cost: $19,103)

TOTAL INVESTMENT SECURITIES – 99.0%		**$497,927**

(Cost: $453,337)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**5,135**
NET ASSETS – 100.0%		**$503,062**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2015 the total value of these securities amounted to $2,505 or 0.5% of net assets.

(C) Rate shown is the yield to maturity at June 30, 2015.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$478,824	$ —	$—
Short-Term Securities	—	19,103	—
Total	$478,824	$19,103	$—

During the period ended June 30, 2015, securities totaling $154,462 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Health Care	21.3%
Consumer Discretionary	19.0%
Information Technology	17.5%
Industrials	11.9%
Financials	11.0%
Consumer Staples	7.3%
Telecommunication Services	3.8%
Energy	2.4%
Materials	1.0%
Other+	4.8%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**98.0%**
Energy	66.5%
Materials	22.7%
Industrials	6.6%
Financials	2.2%
Utilities	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.0%**

Country Weightings

North America	**87.6%**
United States	82.1%
Canada	5.5%
Europe	**10.4%**
United Kingdom	6.7%
Other Europe	3.7%
Pacific Basin	**0.0%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Dow Chemical Co. (The)	United States	Materials	Diversified Chemicals
LyondellBasell Industries N.V., Class A	United States	Materials	Specialty Chemicals
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
BHP Billiton plc	United Kingdom	Materials	Diversified Metals & Mining
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Weatherford International Ltd.	Switzerland	Energy	Oil & Gas Equipment & Services
Suncor Energy, Inc.	Canada	Energy	Integrated Oil & Gas

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Canada		
Energy – 3.7%		
Canadian Natural Resources Ltd.	72	$1,957
Suncor Energy, Inc.	122	3,365
		5,322
Industrials – 1.8%		
Canadian Pacific Railway Ltd.	16	2,636
Total Canada – 5.5%		**$7,958**
China		
Materials – 0.0%		
China Metal Recycling (Holdings) Ltd. (A)	1,900	—
Total China – 0.0%		$ —
France		
Materials – 0.7%		
L Air Liquide S.A.	8	993
Total France – 0.7%		$ 993
Netherlands		
Energy – 0.5%		
Core Laboratories N.V.	6	724
Total Netherlands – 0.5%		$ 724
Switzerland		
Energy – 2.5%		
Weatherford International Ltd. (A)	299	3,673
Total Switzerland – 2.5%		**$3,673**
United Kingdom		
Materials – 6.7%		
BHP Billiton plc	220	4,315
Randgold Resources Ltd. ADR	13	900
Rio Tinto plc	111	4,578
		9,793
Total United Kingdom – 6.7%		**$9,793**
United States		
Energy – 59.8%		
Anadarko Petroleum Corp.	37	2,916
Antero Resources Corp. (A) . . .	42	1,435
Baker Hughes, Inc.	81	5,004
Cabot Oil & Gas Corp.	56	1,777
Cameron International Corp. (A)	34	1,760
Cimarex Energy Co.	25	2,791

COMMON STOCKS (Continued)	Shares	Value
Energy (Continued)		
Concho Resources, Inc. (A) . . .	25	$ 2,881
ConocoPhillips	12	728
Continental Resources, Inc. (A)	68	2,880
Dril-Quip, Inc. (A)	11	813
Energy Transfer Equity L.P. . . .	44	2,820
EOG Resources, Inc.	45	3,940
Exxon Mobil Corp.	9	732
FMC Technologies, Inc. (A) . .	19	786
Forum Energy Technologies, Inc. (A)	69	1,403
Gulfport Energy Corp. (A)	34	1,352
Halliburton Co.	162	6,992
Helmerich & Payne, Inc.	22	1,532
HollyFrontier Corp.	21	884
Marathon Petroleum Corp. . . .	62	3,233
MarkWest Energy Partners L.P.	26	1,480
Newfield Exploration Co. (A)	26	932
Noble Energy, Inc.	68	2,892
Oasis Petroleum LLC (A)	101	1,602
Patterson-UTI Energy, Inc. . . .	88	1,662
Phillips 66	40	3,190
Pioneer Natural Resources Co.	19	2,580
Plains GP Holdings L.P., Class A	57	1,478
Rice Energy, Inc. (A)	78	1,623
Rice Midstream Partners L.P.	53	927
Schlumberger Ltd.	94	8,136
Shell Midstream Partners L.P.	23	1,050
Superior Energy Services, Inc.	96	2,021
Tallgrass Energy GP L.P., Class A (A)	88	2,840
Tesoro Corp.	14	1,215
Valero Energy Corp.	26	1,624
Valero Energy Partners L.P. . . .	15	751
Whiting Petroleum Corp. (A)	48	1,613
Williams Co., Inc. (The)	47	2,674
		86,949
Financials – 2.2%		
CME Group, Inc.	35	3,224
Industrials – 4.8%		
Caterpillar, Inc.	35	2,998
Fluor Corp.	25	1,347
Joy Global, Inc.	51	1,834
Kansas City Southern	9	784
		6,963
Materials – 13.5%		
Dow Chemical Co. (The) (B)	119	6,097
Freeport-McMoRan Copper & Gold, Inc., Class B	163	3,026

COMMON STOCKS (Continued)	Shares	Value
Materials (Continued)		
LyondellBasell Industries N.V., Class A	49	$ 5,083
PPG Industries, Inc.	20	2,283
Praxair, Inc.	6	741
Southern Copper Corp. . . .	79	2,322
		19,552
Total United States – 80.3%		**$116,688**
TOTAL COMMON STOCKS – 96.2%		**$139,829**
(Cost: $147,095)		
INVESTMENT FUNDS		
United States – 1.8%		
SPDR Gold Trust (A)	23	2,585
TOTAL INVESTMENT FUNDS – 1.8%		**$ 2,585**
(Cost: $2,724)		
PREFERRED STOCKS		
United States		
Utilities – 0.0%		
Konarka Technologies, Inc. 8.000%, Convertible (A)(C)	68	—
Total United States – 0.0%		$ —
TOTAL PREFERRED STOCKS – 0.0%		$ —
(Cost: $211)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 2.1%		
Toyota Motor Credit Corp. 0.140%, 7-1-15 (D)	$3,108	3,108
TOTAL SHORT-TERM SECURITIES – 2.1%		**$ 3,108**
(Cost: $3,108)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$145,522**
(Cost: $153,138)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(215)
NET ASSETS – 100.0%		**$145,307**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $307 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C) Restricted security. At June 30, 2015, the Portfolio owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Konarka Technologies, Inc., 8.000%, Convertible	8-31-07	68	$211	$—

The total value of this security represented 0.0% of net assets at June 30, 2015.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2015:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	996	U.S. Dollar	1,522	7-14-15	State Street Global Markets	$—	$ 43
British Pound	4,988	U.S. Dollar	7,625	7-14-15	UBS AG	—	212
Canadian Dollar	4,223	U.S. Dollar	3,424	7-14-15	UBS AG	43	—
Euro	933	U.S. Dollar	1,048	7-14-15	UBS AG	8	—
						$51	$255

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$139,829	$ —	$—
Investment Funds	2,585	—	—
Short-Term Securities	—	3,108	—
Total	$142,414	$3,108	$—
Forward Foreign Currency Contracts	$ —	$ 51	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 254	$—

During the period ended June 30, 2015, securities totaling $9,914 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Energy	66.5%
Materials	22.7%
Industrials	6.6%
Financials	2.2%
Utilities	0.0%
Other+	2.0%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	99.3%
Information Technology	30.5%
Consumer Discretionary	27.2%
Health Care	24.1%
Industrials	8.1%
Consumer Staples	3.6%
Telecommunication Services	2.3%
Financials	1.5%
Materials	1.2%
Energy	0.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**0.7%**

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Biogen, Inc.	Health Care	Biotechnology
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Allergen plc	Health Care	Pharmaceuticals
Gilead Sciences, Inc.	Health Care	Biotechnology
Celgene Corp.	Health Care	Biotechnology
Facebook, Inc., Class A	Information Technology	Internet Software & Services
HCA Holdings, Inc.	Health Care	Health Care Facilities

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.1%		
Limited Brands, Inc.	116	$ 9,945
Apparel, Accessories & Luxury Goods – 0.7%		
Under Armour, Inc., Class A (A)	79	6,575
Automotive Retail – 2.7%		
AutoZone, Inc. (A)	16	10,537
O'Reilly Automotive, Inc. (A)	58	13,175
		23,712
Broadcasting – 0.7%		
CBS Corp., Class B	116	6,421
Cable & Satellite – 2.1%		
Comcast Corp., Class A	303	18,229
Casinos & Gaming – 0.5%		
Las Vegas Sands, Inc.	84	4,426
Consumer Electronics – 1.7%		
Harman International Industries, Inc.	124	14,784
Footwear – 1.6%		
NIKE, Inc., Class B	127	13,762
Home Improvement Retail – 3.8%		
Home Depot, Inc. (The)	303	33,672
Hotels, Resorts & Cruise Lines – 2.4%		
Hilton Worldwide Holdings, Inc. (A)	754	20,759
Internet Retail – 4.2%		
Amazon.com, Inc. (A)	52	22,355
Netflix, Inc. (A)	9	6,044
priceline.com, Inc. (A)	8	9,096
		37,495
Leisure Products – 0.3%		
Polaris Industries, Inc.	16	2,414
Movies & Entertainment – 2.0%		
Twenty-First Century Fox, Inc., Class A	123	4,003
Walt Disney Co. (The)	121	13,857
		17,860
Restaurants – 1.8%		
Starbucks Corp.	293	15,725
Specialty Stores – 1.6%		
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	93	14,333
Total Consumer Discretionary – 27.2%		**240,112**

COMMON STOCKS (Continued)	Shares	Value
Consumer Staples		
Brewers – 2.2%		
Anheuser-Busch InBev S.A. ADR	160	$ 19,356
Personal Products – 0.5%		
Estee Lauder Co., Inc. (The), Class A	49	4,246
Tobacco – 0.9%		
Philip Morris International, Inc.	99	7,929
Total Consumer Staples – 3.6%		**31,531**
Energy		
Oil & Gas Exploration & Production – 0.8%		
EOG Resources, Inc.	84	7,380
Total Energy – 0.8%		**7,380**
Financials		
Investment Banking & Brokerage – 1.5%		
Charles Schwab Corp. (The)	411	13,416
Total Financials – 1.5%		**13,416**
Health Care		
Biotechnology – 14.1%		
Alexion Pharmaceuticals, Inc. (A)	56	10,087
Amgen, Inc.	54	8,213
Biogen, Inc. (A)	89	36,072
Celgene Corp. (A)	257	29,709
Gilead Sciences, Inc.	272	31,846
Vertex Pharmaceuticals, Inc. (A)	72	8,841
		124,768
Health Care Facilities – 2.7%		
HCA Holdings, Inc. (A)	266	24,141
Pharmaceuticals – 7.3%		
Allergen plc (A)	106	32,293
Bristol-Myers Squibb Co. . . .	247	16,455
Shire Pharmaceuticals Group plc ADR	64	15,455
		64,203
Total Health Care – 24.1%		**213,112**
Industrials		
Aerospace & Defense – 2.3%		
Boeing Co. (The)	147	20,350
Industrial Conglomerates – 0.8%		
Danaher Corp.	79	6,770

COMMON STOCKS (Continued)	Shares	Value
Railroads – 5.0%		
Canadian Pacific Railway Ltd.	120	$ 19,244
Kansas City Southern	47	4,250
Union Pacific Corp.	217	20,676
		44,170
Total Industrials – 8.1%		**71,290**
Information Technology		
Application Software – 1.6%		
Adobe Systems, Inc. (A)	179	14,485
Data Processing & Outsourced Services – 9.9%		
Alliance Data Systems Corp. (A)	30	8,817
FleetCor Technologies, Inc. (A)	38	5,993
MasterCard, Inc., Class A . .	432	40,355
Visa, Inc., Class A	482	32,346
		87,511
Internet Software & Services – 7.6%		
Facebook, Inc., Class A (A)	310	26,613
Google, Inc., Class A (A) . . .	20	10,725
Google, Inc., Class C (A) . . .	32	16,837
LinkedIn Corp., Class A (A)	43	8,825
Twitter, Inc. (A)	124	4,473
		67,473
IT Consulting & Other Services – 1.7%		
Cognizant Technology Solutions Corp., Class A (A)	252	15,401
Semiconductor Equipment – 1.9%		
Applied Materials, Inc.	269	5,172
Lam Research Corp.	146	11,861
		17,033
Semiconductors – 1.8%		
NXP Semiconductors N.V. (A)	159	15,594
Technology Hardware, Storage & Peripherals – 6.0%		
Apple, Inc.	419	52,539
Total Information Technology – 30.5%		**270,036**
Materials		
Diversified Chemicals – 1.2%		
PPG Industries, Inc.	89	10,256
Total Materials – 1.2%		**10,256**

COMMON STOCKS

(Continued)	Shares	Value
Telecommunication Services		
Wireless Telecommunication Service – 2.3%		
American Tower Corp.,		
Class A	127	$ 11,839
SBA Communications		
Corp. (A)	78	9,002
		20,841
Total Telecommunication		
Services – 2.3%		**20,841**
TOTAL COMMON		
STOCKS – 99.3%		**$877,974**
(Cost: $625,930)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 0.1%		
Freddie Mac Discount		
Notes,		
0.035%, 7-7-15	$1,184	1,184
Master Note – 0.4%		
Toyota Motor Credit		
Corp.,		
0.140%, 7-1-15 (C) . .	3,417	3,417
United States Government Agency		
Obligations – 0.2%		
Overseas Private		
Investment Corp.		
(GTD by U.S.		
Government),		
0.110%, 7-7-15 (C) . .	1,395	1,395
TOTAL SHORT-TERM		
SECURITIES – 0.7%		**$ 5,996**
(Cost: $5,996)		
TOTAL INVESTMENT		
SECURITIES – 100.0%		**$883,970**
(Cost: $631,926)		
LIABILITIES, NET OF CASH		
AND OTHER ASSETS – 0.0%		**(183)**
NET ASSETS – 100.0%		**$883,787**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

SCHEDULE OF INVESTMENTS
Growth *(in thousands)*

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$877,974	$ —	$—
Short-Term Securities	—	5,996	—
Total	$877,974	$5,996	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**1.6%**
Telecommunication Services	0.9%
Consumer Discretionary	0.5%
Materials	0.1%
Financials	0.1%
Energy	0.0%
Utilities	0.0%
Industrials	0.0%
Warrants	**0.0%**
Bonds	**92.3%**
Corporate Debt Securities	71.5%
Loans	20.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**6.1%**

Quality Weightings

Investment Grade	**0.4%**
BBB	0.4%
Non-Investment Grade	**91.9%**
BB	15.1%
B	30.6%
CCC	43.1%
Non-rated	3.1%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	**7.7%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS

	Shares	Value
Consumer Discretionary		
Cable & Satellite – 0.5%		
Time Warner Cable, Inc.	24	$4,187
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)	—*	67
Total Consumer Discretionary – 0.5%		4,254
Energy		
Oil & Gas Storage & Transportation – 0.0%		
Crestwood Midstream Partners L.P.	14	159
Inergy L.P.	33	136
		295
Total Energy – 0.0%		295
Financials		
Consumer Finance – 0.1%		
JG Wentworth Co. (A)	82	751
Total Financials – 0.1%		751
Industrials		
Railroads – 0.0%		
Kansas City Southern	3	255
Total Industrials – 0.0%		255
Telecommunication Services		
Integrated Telecommunication Services – 0.2%		
Frontier Communications Corp.	275	1,361
Total Telecommunication Services – 0.2%		1,361
Utilities		
Gas Utilities – 0.0%		
Suburban Propane Partners L.P.	4	142
Total Utilities – 0.0%		142
TOTAL COMMON STOCKS – 0.8%		$7,058

(Cost: $7,172)

PREFERRED STOCKS

	Shares	Value
Materials		
Steel – 0.1%		
ArcelorMittal, 6.000%, Convertible	23	353
Total Materials – 0.1%		353

PREFERRED STOCKS (Continued)

	Shares	Value
Telecommunication Services		
Integrated Telecommunication Services – 0.7%		
Frontier Communications Corp., Convertible Series A, 11.125% (A)	61	$ 6,058
Total Telecommunication Services – 0.7%		6,058
TOTAL PREFERRED STOCKS – 0.8%		$ 6,411

(Cost: $6,660)

WARRANTS

	Shares	Value
Agricultural Products – 0.0%		
ASG Consolidated LLC (B)	1	18
TOTAL WARRANTS – 0.0%		$ 18

(Cost: $72)

CORPORATE DEBT SECURITIES

	Principal	Value
Consumer Discretionary		
Advertising – 0.9%		
Acosta, Inc., 7.750%, 10-1-22 (C)	$4,985	5,022
Lamar Media Corp., 5.375%, 1-15-24	1,376	1,395
Outfront Media Capital LLC and Outfront Media Capital Corp.:		
5.250%, 2-15-22	743	752
5.625%, 2-15-24	500	511
5.625%, 2-15-24 (C)	73	75
		7,755
Apparel Retail – 1.9%		
Bon-Ton Stores, Inc. (The), 8.000%, 6-15-21	4,024	3,079
Chinos Intermediate Holdings A, Inc., 7.750%, 5-1-19 (C)(D)	2,869	2,309
Gymboree Corp. (The), 9.125%, 12-1-18	3,071	1,213
Hot Topic, Inc., 9.250%, 6-15-21 (C)	1,264	1,327
HT Intermediate Holdings Corp., 12.000%, 5-15-19 (C)(D)	641	651
Neiman Marcus Group Ltd., Inc., 8.000%, 10-15-21 (C)	3,152	3,325
Nine West Holdings, Inc., 8.250%, 3-15-19 (C)	6,131	4,108
		16,012

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Auto Parts & Equipment – 0.4%		
Midas Intermediate HoldCo II LLC & Midas Intermediate Finance, Inc., 7.875%, 10-1-22 (C)	$ 2,209	$ 2,204
Schaeffler Finance B.V., 4.250%, 5-15-21 (C)	1,553	1,514
		3,718
Automobile Manufacturers – 0.4%		
Jaguar Land Rover plc, 5.625%, 2-1-23 (C)	1,458	1,509
Navistar International Corp., 8.250%, 11-1-21	2,248	2,136
		3,645
Automotive Retail – 0.6%		
Group 1 Automotive, Inc., 5.000%, 6-1-22	1,110	1,104
Sonic Automotive, Inc., 5.000%, 5-15-23	4,227	4,132
		5,236
Broadcasting – 1.9%		
Clear Channel Communications, Inc., 10.000%, 1-15-18	2,111	1,699
Clear Channel Outdoor Holdings, Inc., 6.500%, 11-15-22	4,494	4,658
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3-15-20	221	228
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3-15-20	1,780	1,856
Cumulus Media, Inc., 7.750%, 5-1-19	3,815	3,500
iHeartCommunications, Inc. (GTD by iHeartMedia Capital I LLC), 10.625%, 3-15-23 (C)	1,485	1,407
WideOpenWest Finance LLC and WideOpenWest Capital Corp., 10.250%, 7-15-19	1,991	2,125
		15,473
Cable & Satellite – 5.3%		
Altice Financing S.A., 6.625%, 2-15-23 (C)	708	703
Altice S.A.:		
7.250%, 5-15-22 (C)(E)	EUR 256	288
7.750%, 5-15-22 (C)	$ 8,565	8,287
6.250%, 2-15-25 (C)(E)	EUR 354	375
7.625%, 2-15-25 (C)	$ 1,969	1,851
Cable One, Inc., 5.750%, 6-15-22 (C)	529	536

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Cable & Satellite (Continued)		
Cablevision Systems Corp.,		
5.875%, 9-15-22	$ 965	$ 936
CCO Holdings LLC and CCO Holdings Capital Corp.:		
5.250%, 3-15-21	293	292
5.250%, 9-30-22	390	384
5.125%, 2-15-23	390	380
5.750%, 9-1-23	98	98
5.750%, 1-15-24	2,519	2,538
Columbus International, Inc.,		
7.375%, 3-30-21 (C)	517	556
DISH DBS Corp.:		
6.750%, 6-1-21	836	871
5.875%, 7-15-22	910	892
5.000%, 3-15-23	418	388
Sirius XM Radio, Inc.:		
5.875%, 10-1-20 (C)	1,645	1,686
5.750%, 8-1-21 (C) . .	500	514
4.625%, 5-15-23 (C)	4,936	4,634
6.000%, 7-15-24 (C)	8,000	8,080
VTR Finance B.V.,		
6.875%, 1-15-24 (C)	6,735	6,882
Wave Holdco LLC and Wave Holdco Corp.,		
8.250%, 7-15-19 (C)(D)	553	563
WaveDivision Escrow LLC and WaveDivision Escrow Corp.,		
8.125%, 9-1-20 (C) . .	2,357	2,451
		44,185
Casinos & Gaming – 2.4%		
Gateway Casinos & Entertainment Ltd.,		
8.500%, 11-26-20 (C)(E) . . . CAD	2,465	1,983
MCE Finance Ltd.,		
5.000%, 2-15-21 (C) . . . . $	1,929	1,832
Scientific Games Corp.,		
8.125%, 9-15-18	408	386
Studio City Finance Ltd.,		
8.500%, 12-1-20 (C)	8,750	8,717
Wynn Macau Ltd.,		
5.250%, 10-15-21 (C)	7,898	7,464
		20,382
Catalog Retail – 0.1%		
Argos Merger Sub, Inc.,		
7.125%, 3-15-23 (C)	429	449
Distributors – 1.1%		
LKQ Corp.,		
4.750%, 5-15-23	2,250	2,146

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Distributors (Continued)		
Pinnacle Operating Corp.,		
9.000%, 11-15-20 (C) . . . . . $	6,983	$ 6,931
		9,077
Education Services – 2.1%		
Laureate Education, Inc.,		
10.000%, 9-1-19 (C)(F)	18,603	17,347
Hotels, Resorts & Cruise Lines – 0.3%		
Interval Acquisition Corp.,		
5.625%, 4-15-23 (C)	2,034	2,059
Leisure Facilities – 0.2%		
Palace Entertainment Holdings LLC,		
8.875%, 4-15-17 (C)	1,742	1,742
Movies & Entertainment – 1.3%		
AMC Entertainment, Inc.:		
5.875%, 2-15-22 . . .	1,509	1,532
5.750%, 6-15-25 (C)	2,416	2,362
Cinemark USA, Inc.:		
5.125%, 12-15-22 . .	675	669
4.875%, 6-1-23	2,900	2,787
WMG Acquisition Corp.:		
5.625%, 4-15-22 (C)	251	252
6.750%, 4-15-22 (C)	3,664	3,481
		11,083
Restaurants – 0.1%		
Carrols Restaurant Group, Inc.,		
8.000%, 5-1-22 (C)	921	967
Specialized Consumer Services – 3.1%		
AA Bond Co. Ltd.,		
9.500%, 7-31-19 (C)(E) . . . GBP	1,275	2,184
B-Corp Merger Sub, Inc.,		
8.250%, 6-1-19 . . . . $	8,778	7,505
Carlson Travel Holdings,		
7.500%, 8-15-19 (C)(D) . . .	1,390	1,411
Carlson Wagonlit B.V.:		
6.875%, 6-15-19 (C)	2,674	2,818
7.500%, 6-15-19 (C)(E) . . . EUR	1,787	2,102
Emdeon, Inc.,		
11.000%, 12-31-19 . $	1,204	1,306
Lansing Trade Group,		
9.250%, 2-15-19 (C)	1,571	1,536

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Specialized Consumer Services (Continued)		
Nielsen Finance,		
5.500%, 10-1-21 (C) . . . . . . $	2,871	$ 2,900
Nielsen Finance LLC and Nielsen Finance Co.,		
5.000%, 4-15-22 (C)	4,385	4,308
		26,070
Specialty Stores – 3.0%		
Academy Ltd. and Academy Finance Corp.,		
9.250%, 8-1-19 (C) . . .	671	705
Jo-Ann Stores Holdings, Inc.,		
9.750%, 10-15-19 (C)(D) . . .	11,527	10,317
Jo-Ann Stores, Inc.,		
8.125%, 3-15-19 (C)	1,205	1,134
New Academy Finance Co. LLC,		
8.000%, 6-15-18 (C)(D)	10,461	10,566
Spencer Spirit Holdings, Inc.,		
9.000%, 5-1-18 (C)(D)	2,421	2,451
		25,173
Total Consumer Discretionary – 25.1%		**210,373**
Consumer Staples		
Agricultural Products – 0.5%		
American Seafoods Group LLC,		
10.750%, 5-15-16 (C)	1,716	1,690
ASG Consolidated LLC,		
15.000%, 5-15-17 (C)(D)	4,122	2,597
		4,287
Food Distributors – 2.8%		
Simmons Foods, Inc.,		
7.875%, 10-1-21 (C)	5,612	5,163
U.S. Foodservice, Inc.,		
8.500%, 6-30-19	17,304	18,039
		23,202
Packaged Foods & Meats – 1.2%		
Bumble Bee Foods LLC,		
9.625%, 3-15-18 (C)(D)	2,031	2,087
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7-15-24 (C)	5,695	5,731
5.750%, 6-15-25 (C)	1,406	1,392

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Packaged Foods & Meats (Continued)		
Post Holdings, Inc., 7.375%, 2-15-22	$ 977	$ 994
		10,204
Tobacco – 0.3%		
Prestige Brands, Inc., 5.375%, 12-15-21 (C) . .	2,358	2,358
Total Consumer Staples – 4.8%		40,051
Energy		
Coal & Consumable Fuels – 0.4%		
Foresight Energy LLC and Foresight Energy Finance Corp., 7.875%, 8-15-21 (C) . . .	3,749	3,365
Oil & Gas Drilling – 0.2%		
KCA DEUTAG UK Finance plc, 7.250%, 5-15-21 (C) . . .	1,981	1,644
Oil & Gas Equipment & Services – 0.6%		
Brand Energy & Infrastructure Services, 8.500%, 12-1-21 (C) . . .	4,238	3,941
Key Energy Services, Inc., 6.750%, 3-1-21	816	482
Seventy Seven Energy, Inc., 6.500%, 7-15-22	664	425
		4,848
Oil & Gas Exploration & Production – 1.8%		
Bellatrix Exploration Ltd., 8.500%, 5-15-20 (C) . . .	2,247	2,107
California Resources Corp., 6.000%, 11-15-24	5,749	4,937
Chesapeake Energy Corp.:		
3.525%, 4-15-19 (F)	496	454
4.875%, 4-15-22	951	827
Crownrock L.P., 7.750%, 2-15-23 (C) . . .	715	761
Endeavor Energy Resources L.P.:		
7.000%, 8-15-21 (C) . . .	1,177	1,171
8.125%, 9-15-23 (C) . . .	758	782
Midstates Petroleum Co., Inc. and Midstates Petroleum Co. LLC, 10.000%, 6-1-20 (C) . . .	1,883	1,803
Parsley Energy LLC and Parsley Finance Corp., 7.500%, 2-15-22 (C) . . .	834	846
Rice Energy, Inc., 7.250%, 5-1-23 (C)	798	818
Whiting Petroleum Corp., 5.750%, 3-15-21	578	569
		15,075
Oil & Gas Refining & Marketing – 0.8%		
Gulfport Energy Corp., 6.625%, 5-1-23 (C)	221	224

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Oil & Gas Refining & Marketing (Continued)		
Offshore Drilling Holding S.A., 8.375%, 9-20-20 (C)(F)	$4,063	$ 3,636
Offshore Group Investment Ltd.:		
7.500%, 11-1-19	2,160	1,328
7.125%, 4-1-23	493	301
Seven Generations Energy Ltd., 6.750%, 5-1-23 (C)	1,531	1,527
		7,016
Total Energy – 3.8%		31,948
Financials		
Consumer Finance – 1.5%		
Creditcorp, 12.000%, 7-15-18 (C) . .	4,228	3,541
General Motors Financial Co., Inc., 4.250%, 5-15-23	429	434
Quicken Loans, Inc., 5.750%, 5-1-25 (C)	3,346	3,204
Speedy Cash Intermediate Holdings Corp., 10.750%, 5-15-18 (C) . .	5,082	4,803
Speedy Group Holdings Corp., 12.000%, 11-15-17 (C)	986	882
		12,864
Diversified Capital Markets – 1.1%		
JLL/Delta Dutch Newco B.V., 7.500%, 2-1-22 (C)	1,037	1,081
Patriot Merger Corp., 9.000%, 7-15-21 (C) . . .	8,406	8,301
		9,382
Investment Banking & Brokerage – 0.2%		
GFI Group, Inc., 9.625%, 7-19-18 (F)	1,735	1,956
Other Diversified Financial Services – 4.0%		
AAF Holdings LLC and AAF Finance Co., 12.000%, 7-1-19 (C)(D)	1,710	1,688
Abengoa Finance SAU, 7.750%, 2-1-20 (C)	5,394	5,340
Balboa Merger Sub, Inc., 11.375%, 12-1-21 (C) . .	9,982	9,920
Greektown Holdings LLC and Greektown Mothership Corp., 8.875%, 3-15-19 (C) . . .	3,033	3,185
New Cotai LLC and New Cotai Capital Corp., 10.625%, 5-1-19 (C)(D)	8,378	7,205
TransUnion Holding Co., Inc., 8.125%, 6-15-18 (D) . . .	600	613

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Other Diversified Financial Services (Continued)		
TransUnion LLC and TransUnion Financing Corp., 9.625%, 6-15-18 (D) . . .	$5,430	$ 5,445
		33,396
Property & Casualty Insurance – 1.4%		
Hub International Ltd., 7.875%, 10-1-21 (C) . . .	2,663	2,716
Onex USI Acquisition Corp., 7.750%, 1-15-21 (C) . . .	9,188	9,326
		12,042
Real Estate Development – 0.3%		
Hub Holdings LLC and Hub Holdings Finance, Inc., 8.125%, 7-15-19 (C)(D)	1,990	1,980
Real Estate Services – 0.2%		
Stearns Holdings, Inc., 9.375%, 8-15-20 (C) . . .	1,357	1,364
Specialized Finance – 1.2%		
Consolidated Communications Finance II Co., 6.500%, 10-1-22 (C) . . .	1,505	1,451
Flexi-Van Leasing, Inc., 7.875%, 8-15-18 (C) . . .	1,881	1,909
TMX Finance LLC and TitleMax Finance Corp., 8.500%, 9-15-18 (C) . . .	7,798	6,394
		9,754
Specialized REITs – 0.5%		
Aircastle Ltd.:		
5.125%, 3-15-21	2,728	2,755
5.500%, 2-15-22	1,532	1,564
		4,319
Thrifts & Mortgage Finance – 0.5%		
Provident Funding Associates L.P. and PFG Finance Corp., 6.750%, 6-15-21 (C) . . .	4,573	4,367
Total Financials – 10.9%		91,424
Health Care		
Biotechnology – 0.2%		
Concordia Healthcare Corp., 7.000%, 4-15-23 (C) . . .	1,401	1,401
Health Care Equipment – 0.2%		
Mallinckrodt International Finance S.A. and Mallinckrodt CB LLC, 5.750%, 8-1-22 (C)	1,278	1,303

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Health Care Facilities – 2.9%		
Acadia Healthcare Co., Inc.,		
5.625%, 2-15-23 (C) ...	$ 300	$ 304
AmSurg Corp.,		
5.625%, 11-30-20	897	913
AmSurg Escrow Corp.,		
5.625%, 7-15-22	1,384	1,396
Capsugel S.A., 7.000%,		
5-15-19 (C)(D)	1,807	1,839
ConvaTec Finance International S.A., 8.250%,		
1-15-19 (C)(D)	2,570	2,525
DaVita HealthCare Partners, Inc.,		
5.000%, 5-1-25	1,473	1,418
ExamWorks Group, Inc.,		
5.625%, 4-15-23	293	301
FWCT-2 Escrow Corp.,		
6.875%, 2-1-22	1,752	1,850
MPH Acquisition Holdings LLC,		
6.625%, 4-1-22 (C)	2,133	2,178
Tenet Healthcare Corp.:		
6.750%, 2-1-20	1,408	1,471
3.786%, 6-15-20 (C)(F)	378	381
6.000%, 10-1-20	1,928	2,056
8.125%, 4-1-22	6,621	7,250
THC Escrow Corp. II,		
6.750%, 6-15-23 (C) ...	756	772
		24,654
Health Care Services – 1.4%		
MedImpact Holdings, Inc.,		
10.500%, 2-1-18 (C) ...	6,790	7,147
Truven Health Analytics, Inc.,		
10.625%, 6-1-20	4,548	4,764
		11,911
Health Care Supplies – 0.6%		
Ortho-Clinical Diagnostics,		
6.625%, 5-15-22 (C) ...	6,019	5,312
Pharmaceuticals – 1.0%		
JLL/Delta Dutch Newco B.V., 8.750%,		
5-1-20 (C)(D)	4,505	4,573
VRX Escrow Corp.:		
5.375%, 3-15-20 (C) ...	1,434	1,481
5.875%, 5-15-23 (C) ...	1,434	1,468
6.125%, 4-15-25 (C) ...	717	738
		8,260
Total Health Care – 6.3%		**52,841**
Industrials		
Aerospace & Defense – 2.5%		
Silver II Borrower SCA and Silver II U.S. Holdings,		
7.750%, 12-15-20 (C) ..	7,077	6,546

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Aerospace & Defense (Continued)		
TransDigm Group, Inc.:		
5.500%, 10-15-20	$ 550	$ 547
7.500%, 7-15-21	4,206	4,521
TransDigm, Inc.:		
6.000%, 7-15-22	4,325	4,271
6.500%, 7-15-24	5,515	5,446
		21,331
Air Freight & Logistics – 0.4%		
TRAC Intermodal LLC and TRAC Intermodal Corp.,		
11.000%, 8-15-19	1,865	2,014
XPO Logistics, Inc.,		
6.500%, 6-15-22 (C)	1,135	1,111
		3,125
Building Products – 1.2%		
CPG Merger Sub LLC,		
8.000%, 10-1-21 (C)	614	635
Ply Gem Industries, Inc.,		
6.500%, 2-1-22	5,078	4,987
Roofing Supply Group LLC and Roofing Supply Finance, Inc.,		
10.000%, 6-1-20 (C)	3,988	4,078
USG Corp.,		
5.500%, 3-1-25 (C)	711	708
		10,408
Diversified Support Services – 0.4%		
Algeco Scotsman Global Finance plc:		
8.500%, 10-15-18 (C) ...	1,500	1,447
10.750%, 10-15-19 (C)	1,513	1,161
Nexeo Solutions LLC,		
8.375%, 3-1-18	470	435
		3,043
Environmental & Facilities Services – 0.4%		
GFL Environmental, Inc.,		
7.875%, 4-1-20 (C)	2,871	2,943
Railroads – 0.4%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC:		
6.750%, 5-1-19 (C)	2,449	2,455
9.750%, 5-1-20 (C)	1,017	964
		3,419
Trading Companies & Distributors – 0.5%		
HD Supply, Inc.,		
11.500%, 7-15-20	3,831	4,425
Total Industrials – 5.8%		**48,694**
Information Technology		
Application Software – 0.3%		
Infor Software Parent LLC and Infor Software Parent, Inc.,		
7.125%, 5-1-21 (C)(D) ..	2,461	2,470

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Data Processing & Outsourced Services – 2.4%		
Alliance Data Systems Corp.:		
5.250%, 12-1-17 (C) ...	$2,400	$ 2,478
6.375%, 4-1-20 (C)	5,733	5,919
5.375%, 8-1-22 (C)	3,474	3,422
Italics Merger Sub, Inc.,		
7.125%, 7-15-23 (C) ...	8,456	8,350
		20,169
Electronic Manufacturing Services – 0.3%		
KEMET Corp.,		
10.500%, 5-1-18	2,639	2,672
Internet Software & Services – 0.2%		
J2 Global, Inc.,		
8.000%, 8-1-20	1,502	1,622
IT Consulting & Other Services – 0.4%		
NCR Escrow Corp.:		
5.875%, 12-15-21	1,759	1,812
6.375%, 12-15-23	1,656	1,755
		3,567
Semiconductor Equipment – 0.0%		
Photronics, Inc., Convertible,		
3.250%, 4-1-16	170	181
Semiconductors – 0.7%		
Micron Technology, Inc.:		
5.875%, 2-15-22	2,517	2,552
5.500%, 2-1-25 (C)	3,064	2,871
		5,423
Technology Distributors – 0.8%		
Sophia L.P. and Sophia Finance, Inc.:		
9.625%, 12-1-18 (C)(D)	3,218	3,258
9.750%, 1-15-19 (C) ...	3,206	3,407
		6,665
Total Information Technology – 5.1%		**42,769**
Materials		
Aluminum – 1.4%		
Constellium N.V.:		
8.000%, 1-15-23 (C) ...	3,774	3,868
5.750%, 5-15-24 (C) ...	1,101	980
Wise Metals Group LLC,		
8.750%, 12-15-18 (C) ..	1,712	1,808
Wise Metals Intermediate Holdings, 9.750%,		
6-15-19 (C)(D)	4,499	4,792
		11,448
Construction Materials – 0.6%		
Hillman Group, Inc. (The),		
6.375%, 7-15-22 (C) ...	5,272	4,982

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Diversified Metals & Mining – 2.0%		
Artsonig Pty Ltd., 11.500%, 4-1-19 (C)(D)	$4,326	$ 1,644
Crystal Merger Sub, Inc., 7.625%, 10-15-21 (C)	489	477
FMG Resources Pty Ltd.:		
8.250%, 11-1-19 (C)	9,806	8,274
9.750%, 3-1-22 (C)	371	383
6.875%, 4-1-22 (C)	5,144	3,607
Lundin Mining Corp.:		
7.500%, 11-1-20 (C)	1,326	1,429
7.875%, 11-1-22 (C)	1,091	1,167
		16,981
Metal & Glass Containers – 1.5%		
Ardagh Finance Holdings, 8.625%, 6-15-19 (C)(D)	4,165	4,311
Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc., 6.000%, 6-30-21 (C)	981	983
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5-1-18 (C)	2,746	2,801
Consolidated Container Co. LLC and Consolidated Container Capital, Inc., 10.125%, 7-15-20 (C)	1,794	1,597
Signode Industrial Group, 6.375%, 5-1-22 (C)	3,247	3,149
		12,841
Paper Packaging – 0.3%		
Beverage Packaging Holdings II Issuer, Inc. and Beverage Packaging Holdings (Luxembourg) II S.A., 6.000%, 6-15-17 (C)	790	790
Exopack Holdings S.A., 7.875%, 11-1-19 (C)	610	607
Reynolds Group Holdings Ltd., 9.875%, 8-15-19	746	783
		2,180
Precious Metals & Minerals – 0.2%		
Prince Mineral Holding Corp., 11.500%, 12-15-19 (C)(F)	1,792	1,649
Total Materials – 6.0%		**50,081**

Telecommunication Services

	Principal	Value
Alternative Carriers – 0.7%		
Level 3 Communications, Inc., 5.750%, 12-1-22	1,916	1,902
Level 3 Escrow II, Inc., 5.375%, 8-15-22	3,628	3,664
		5,566

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Integrated Telecommunication Services – 1.8%		
BCP (Singapore) VI Cayman Financing Co. Ltd., 8.000%, 4-15-21 (C)	$ 629	$ 633
CenturyLink, Inc., 5.625%, 4-1-20	1,250	1,274
Frontier Communications Corp.:		
6.250%, 9-15-21	1,501	1,366
7.125%, 1-15-23	1,285	1,140
6.875%, 1-15-25	1,201	1,004
GCI, Inc., 6.875%, 4-15-25	2,909	2,938
Sprint Corp.:		
7.250%, 9-15-21	3,507	3,452
7.875%, 9-15-23	1,708	1,665
7.125%, 6-15-24	2,049	1,901
		15,373
Wireless Telecommunication Service – 1.0%		
Digicel Group Ltd., 8.250%, 9-30-20 (C)	2,313	2,313
T-Mobile USA, Inc.:		
6.464%, 4-28-19	1,350	1,391
6.542%, 4-28-20	980	1,026
6.633%, 4-28-21	1,861	1,931
6.125%, 1-15-22	791	817
6.731%, 4-28-22	196	204
6.000%, 3-1-23	1,104	1,130
		8,812
Total Telecommunication Services – 3.5%		**29,751**

Utilities

	Principal	Value
Renewable Electricity – 0.2%		
Abengoa Yield plc, 7.000%, 11-15-19 (C)	2,086	2,149
Total Utilities – 0.2%		**2,149**
TOTAL CORPORATE DEBT SECURITIES – 71.5%		**$600,081**
(Cost: $628,235)		

LOANS (F)

Consumer Discretionary

	Principal	Value
Advertising – 0.2%		
Advantage Sales & Marketing, Inc., 7.500%, 7-25-22	1,943	1,950
Apparel Retail – 1.9%		
Gymboree Corp. (The), 5.000%, 2-23-18	509	362
Hoffmaster Group, Inc., 10.000%, 5-9-21	2,188	2,133
Nine West Holdings, Inc., 6.250%, 1-8-20	3,065	2,147

LOANS (F) (Continued)

	Principal	Value
Apparel Retail (Continued)		
Talbots, Inc. (The):		
5.500%, 3-19-20	$ 2,430	$ 2,369
9.500%, 3-19-21	6,493	6,363
True Religion Apparel, Inc., 5.875%, 7-30-19	4,234	2,647
		16,021
Auto Parts & Equipment – 0.4%		
Direct ChassisLink, Inc., 8.250%, 11-7-19	3,603	3,509
Casinos & Gaming – 0.3%		
Centaur Acquisition LLC, 8.750%, 2-20-20	675	681
Gateway Casinos & Entertainment Ltd.:		
5.340%, 11-26-19 (E)	CAD1,940	1,535
6.185%, 11-26-19 (E)	5	4
		2,220
General Merchandise Stores – 1.3%		
BJ's Wholesale Club, Inc., 8.500%, 3-31-20	$ 4,277	4,309
Orchard Acquisition Co. LLC, 7.000%, 2-8-19	6,795	6,568
		10,877
Housewares & Specialties – 0.4%		
KIK Custom Products, Inc.:		
5.500%, 4-29-19	1,448	1,449
9.500%, 10-29-19	2,105	2,105
		3,554
Movies & Entertainment – 0.7%		
Formula One Holdings Ltd. and Delta Two S.a.r.l., 7.750%, 7-29-22	5,686	5,672
Specialized Consumer Services – 0.1%		
Wand Intermediate I L.P., 8.250%, 9-17-22	908	910
Total Consumer Discretionary – 5.3%		**44,713**

Consumer Staples

	Principal	Value
Food Distributors – 0.2%		
Performance Food Group, Inc., 6.250%, 11-14-19	1,680	1,682

Column 1

LOANS (F) (Continued)	Principal	Value
Food Retail – 0.3%		
Focus Brands, Inc.,		
10.250%, 8-21-18	$2,837	$ 2,851
Hypermarkets & Super Centers – 0.2%		
GOBP Holdings, Inc.,		
9.250%, 10-21-22	1,807	1,789
Packaged Foods & Meats – 0.2%		
Shearer's Foods LLC,		
7.750%, 6-30-22	1,386	1,369
Total Consumer Staples – 0.9%		7,691
Energy		
Coal & Consumable Fuels – 0.3%		
Westmoreland Coal Co.,		
7.500%, 12-16-20	2,513	2,451
Oil & Gas Drilling – 0.2%		
KCA Deutag Alpha Ltd.,		
6.250%, 5-16-20	2,441	2,093
Oil & Gas Equipment & Services – 0.2%		
Regent Purchaser		
Investment, Inc.,		
6.000%, 8-14-21	2,051	1,274
Oil & Gas Exploration & Production – 0.3%		
Callon Petroleum Co.,		
8.500%, 10-8-21	2,255	2,234
Sabine Oil & Gas LLC,		
8.750%, 12-31-18 (G) . .	468	160
		2,394
Oil & Gas Refining & Marketing – 0.5%		
Fieldwood Energy LLC,		
8.375%, 9-30-20	5,704	4,356
Oil & Gas Storage & Transportation – 0.2%		
Bowie Resources Holdings		
LLC:		
6.750%, 8-12-20	1,003	950
11.750%, 2-16-21	857	810
		1,760
Total Energy – 1.7%		14,328
Financials		
Consumer Finance – 0.2%		
TransFirst, Inc.,		
9.000%, 11-12-22	1,315	1,317
Other Diversified Financial Services – 0.5%		
WP Mustang Holdings LLC:		
5.500%, 5-29-21	1,696	1,689
8.500%, 5-29-22	2,813	2,764
		4,453
Total Financials – 0.7%		5,770

Column 2

LOANS (F) (Continued)	Principal	Value
Health Care		
Health Care Facilities – 0.4%		
Surgery Center Holdings,		
Inc.:		
5.250%, 11-3-20	$ 238	$ 237
8.500%, 11-3-21	2,912	2,899
		3,136
Health Care Services – 0.2%		
Accellent, Inc.,		
7.500%, 3-12-22	1,414	1,349
Health Care Supplies – 0.4%		
Sage Products Holdings III		
LLC,		
9.250%, 6-13-20	3,580	3,607
Health Care Technology – 0.6%		
Carestream Health, Inc.,		
9.500%, 12-7-19	3,330	3,300
Vitera Healthcare Solutions		
LLC:		
6.000%, 11-4-20	1,256	1,256
9.250%, 11-4-21	765	749
		5,305
Life Sciences Tools & Services – 0.3%		
Atrium Innovations, Inc.,		
7.750%, 8-10-21	2,893	2,662
Total Health Care – 1.9%		16,059
Industrials		
Air Freight & Logistics – 0.4%		
DAE Aviation Holdings,		
Inc.,		
9.000%, 8-5-19	3,282	3,296
Building Products – 0.7%		
GYP Holdings III Corp.:		
4.750%, 4-1-21	465	447
7.750%, 4-1-22	3,358	3,199
Hampton Rubber Co. & SEI		
Holding Corp.,		
9.000%, 3-27-22	2,678	2,266
		5,912
Construction & Engineering – 0.2%		
Tensar International Corp.:		
5.750%, 7-10-21	821	775
9.500%, 7-10-22	1,122	909
		1,684
Environmental & Facilities Services – 0.0%		
Brickman Group Ltd. (The),		
7.500%, 12-18-21	513	513
Industrial Conglomerates – 0.3%		
Crosby Worldwide Ltd.,		
7.000%, 11-22-21	2,438	2,270
Industrial Machinery – 1.1%		
Capital Safety North		
America Holdings, Inc.,		
6.500%, 3-28-22	3,608	3,635

Column 3

LOANS (F) (Continued)	Principal	Value
Industrial Machinery (Continued)		
Dynacast International LLC,		
9.500%, 1-30-23	$ 4,933	$ 4,921
NN, Inc.,		
6.000%, 8-29-21	711	712
		9,268
Research & Consulting Services – 0.3%		
Larchmont Resources LLC,		
8.250%, 8-7-19	3,162	2,593
Total Industrials – 3.0%		25,536
Information Technology		
Application Software – 2.8%		
Applied Systems, Inc.,		
7.500%, 1-23-22	2,311	2,315
Aptean Holdings, Inc.:		
5.250%, 2-27-20	1,515	1,496
8.500%, 2-27-21	1,022	984
Misys plc and Magic Newco		
LLC,		
12.000%, 6-12-19	13,954	15,161
TIBCO Software, Inc.,		
6.500%, 12-4-20	3,312	3,306
		23,262
Data Processing & Outsourced		
Services – 0.4%		
Sedgwick Claims		
Management Services,		
Inc.,		
6.750%, 2-28-22	3,395	3,326
Internet Software & Services – 0.7%		
TravelCLICK, Inc. & TCH-2		
Holdings LLC:		
5.500%, 5-12-21	2,804	2,794
8.750%, 11-12-21	2,827	2,792
W3 Co.,		
9.250%, 9-1-20	714	568
		6,154
IT Consulting & Other Services – 1.0%		
Active Network, Inc. (The):		
5.500%, 11-15-20	2,018	1,988
9.500%, 11-15-21	2,881	2,737
Triple Point Group		
Holdings, Inc.:		
5.250%, 7-13-20	2,513	2,255
9.250%, 7-13-21	1,587	1,333
		8,313
Total Information		
Technology – 4.9%		41,055
Materials		
Construction Materials – 0.6%		
U.S. LBM Holdings LLC,		
8.000%, 5-2-20	5,256	5,256

LOANS (F) (Continued)	Principal	Value
Diversified Metals & Mining – 0.3%		
EP Minerals LLC:		
5.500%, 8-20-20	$1,009	$ 1,007
8.500%, 8-20-21	996	996
		2,003
Metal & Glass Containers – 0.1%		
Consolidated Container Co. LLC,		
7.750%, 1-3-20	830	772
Paper Packaging – 0.4%		
FPC Holdings, Inc.,		
9.250%, 5-27-20	1,740	1,675
Ranpak (Rack Merger),		
8.250%, 10-1-22	1,982	1,975
		3,650
Specialty Chemicals – 0.7%		
Chemstralia Ltd.,		
7.250%, 2-26-22	4,462	4,462
Chromaflo Technologies Corp.,		
8.250%, 6-2-20	1,394	1,310
		5,772
Total Materials – 2.1%		**17,453**
Telecommunication Services		
Alternative Carriers – 0.2%		
Cable & Wireless Communications,		
6.500%, 3-31-17	1,330	1,333
Total Telecommunication Services – 0.2%		**1,333**

LOANS (F) (Continued)	Principal	Value
Utilities		
Independent Power Producers & Energy Traders – 0.1%		
Alinta Energy Finance PTY Ltd.:		
0.000%, 8-13-18 (H) . .	$ 43	$ 43
6.375%, 8-13-19	886	890
		933
Total Utilities – 0.1%		**933**
TOTAL LOANS – 20.8%		**$174,871**
(Cost: $182,009)		
SHORT-TERM SECURITIES		
Commercial Paper (I) – 4.3%		
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.),		
0.170%, 7-9-15	5,000	5,000
J.M. Smucker Co. (The),		
0.350%, 7-1-15	5,298	5,298
McCormick & Co., Inc.:		
0.160%, 7-6-15	5,000	5,000
0.180%, 7-7-15	5,000	5,000
Mondelez International, Inc.,		
0.290%, 7-21-15	2,000	1,999
NBCUniversal Enterprise, Inc.,		
0.360%, 7-7-15	12,756	12,755
		35,052

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.2%		
Toyota Motor Credit Corp.,		
0.140%, 7-1-15 (J)	$2,058	$ 2,058
Municipal Obligations – 0.0%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)),		
0.040%, 7-1-15 (J)	293	293
TOTAL SHORT-TERM SECURITIES – 4.5%		**$ 37,403**
(Cost: $37,403)		
TOTAL INVESTMENT SECURITIES – 98.4%		**$825,842**
(Cost: $861,551)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.6%		**13,171**
NET ASSETS – 100.0%		**$839,013**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2015 the total value of these securities amounted to $421,213 or 50.2% of net assets.

(D) Payment-in-kind bonds.

(E) Principal amounts are denominated in the indicated foreign currency, where applicable (CAD—Canadian Dollar, EUR—Euro and GBP—British Pound).

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015.

(G) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(H) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(I) Rate shown is the yield to maturity at June 30, 2015.

(J) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2015:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	1,379	U.S. Dollar	2,109	7-14-15	Morgan Stanley International	$—	$58
Canadian Dollar	4,207	U.S. Dollar	3,410	7-14-15	Morgan Stanley International	43	—
Euro	2,518	U.S. Dollar	2,832	7-14-15	Morgan Stanley International	24	—
						$67	$58

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 4,187	$ —	$ 67
Energy	295	—	—
Financials	751	—	—
Industrials	255	—	—
Telecommunication Services	1,361	—	—
Utilities	142	—	—
Total Common Stocks	$ 6,991	$ —	$ 67
Preferred Stocks	6,058	353	—
Warrants	—	18	—
Corporate Debt Securities	—	600,081	—
Loans	—	146,198	28,673
Short-Term Securities	—	37,403	—
Total	$13,049	$784,053	$28,740
Forward Foreign Currency Contracts	$ —	$ 67	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 58	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Warrants	Corporate Debt Securities	Loans
Beginning Balance 1-1-15	$56	$ 39	$ 12,913	$ 53,090
Net realized gain (loss)	—	—	—	(576)
Net change in unrealized appreciation (depreciation)	11	—	—	129
Purchases	—	—	—	10,394
Sales	—	—	—	(4,564)
Amortization/Accretion of premium/discount	—	—	—	43
Transfers into Level 3 during the period	—	—	—	5,201
Transfers out of Level 3 during the period	—	(39)	(12,913)	(35,044)
Ending Balance 6-30-15	$67	$ —	$ —	$ 28,673
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-15	$11	—	$ —	$ 5

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended June 30, 2015, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

	Fair Value at 6-30-15	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$ 67	Broker	Broker quotes
Loans	28,673	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

International Core Equity

ALL DATA IS AS OF JUNE 30, 2015 (UNAUDITED)

Asset Allocation

Stocks	**98.5%**
Financials	24.2%
Health Care	14.3%
Consumer Discretionary	12.5%
Materials	12.2%
Industrials	11.3%
Consumer Staples	9.3%
Information Technology	6.0%
Telecommunication Services	3.9%
Energy	3.3%
Utilities	1.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.5%**

Country Weightings

Europe	**62.7%**
United Kingdom	24.4%
Germany	8.2%
France	8.2%
Ireland	5.4%
Spain	3.5%
Other Europe	13.0%
Pacific Basin	**29.0%**
Japan	15.9%
China	6.5%
Other Pacific Basin	6.6%
North America	**3.7%**
United States	3.7%
Other	**2.0%**
South America	**1.1%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.5%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Svenska Cellulosa Aktiebolaget SCA (publ), Class B	Sweden	Materials	Paper Products
Dai-ichi Mutual Life Insurance Co. (The)	Japan	Financials	Life & Health Insurance
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
Mitsubishi Heavy Industries Ltd.	Japan	Industrials	Industrial Machinery
Softbank Corp.	Japan	Telecommunication Services	Wireless Telecommunication Service
WPP Group plc	United Kingdom	Consumer Discretionary	Advertising
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals
China Construction Bank Corp.	China	Financials	Diversified Banks
ING Groep N.V., Certicaaten Van Aandelen	Netherlands	Financials	Diversified Banks
Tokio Marine Holdings, Inc.	Japan	Financials	Property & Casualty Insurance

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Australia		
Financials – 1.3%		
Macquarie Group Ltd.	157	$ 9,885
Health Care – 0.8%		
Cochlear Ltd.	91	5,617
Materials – 1.3%		
Amcor Ltd.	922	9,755
Total Australia – 3.4%		$25,257
Brazil		
Consumer Staples – 1.1%		
Hypermarcas S.A. (A)	1,138	8,294
Total Brazil – 1.1%		$ 8,294
China		
Consumer Staples – 1.6%		
Kweichow Moutai Co. Ltd., Class A (A)	288	11,967
Financials – 2.2%		
China Construction Bank Corp.	15,312	13,985
Haitong Securities Co. Ltd., H Shares	785	2,076
		16,061
Information Technology – 1.7%		
Baidu.com, Inc. ADR (A)	65	12,998
Telecommunication Services – 1.0%		
China Unicom Ltd.	4,710	7,413
Total China – 6.5%		$48,439
Denmark		
Financials – 1.8%		
Danske Bank A.S.	437	12,857
Telecommunication Services – 0.9%		
TDC A/S	940	6,895
Total Denmark – 2.7%		$19,752
Finland		
Information Technology – 1.5%		
Nokia Corp., Series A ADR . .	623	4,266
Nokia OYJ	984	6,680
		10,946
Total Finland – 1.5%		$10,946
France		
Consumer Staples – 1.5%		
Pernod Ricard	94	10,868
Energy – 1.1%		
Total S.A.	178	8,629
Industrials – 1.3%		
Bouygues S.A.	256	9,573

COMMON STOCKS (Continued)	Shares	Value
Materials – 2.8%		
ArcelorMittal	1,024	$ 9,973
Lafarge	161	10,646
		20,619
Utilities – 1.5%		
Gaz de France	601	11,140
Total France – 8.2%		$60,829
Germany		
Consumer Discretionary – 0.8%		
Porsche Automobil Holding SE	73	6,125
Health Care – 4.7%		
Bayer AG	61	8,586
Fresenius Medical Care AG & Co. KGaA	119	9,781
Fresenius SE & Co. KGaA . . .	256	16,403
		34,770
Industrials – 1.4%		
Deutsche Lufthansa AG	795	10,250
Total Germany – 6.9%		$51,145
Hong Kong		
Financials – 1.2%		
Cheung Kong (Holdings) Ltd.	586	8,607
Total Hong Kong – 1.2%		$ 8,607
Ireland		
Financials – 1.2%		
Bank of Ireland (A)	22,195	8,970
Health Care – 1.3%		
Shire Pharmaceuticals Group plc ADR	38	9,249
Materials – 2.9%		
CRH plc	396	11,113
James Hardie Industries plc, Class C	792	10,582
		21,695
Total Ireland – 5.4%		$39,914
Israel		
Health Care – 2.0%		
Teva Pharmaceutical Industries Ltd. ADR	246	14,528
Total Israel – 2.0%		$14,528
Italy		
Financials – 1.3%		
Banca Intesa S.p.A.	2,573	9,330
Total Italy – 1.3%		$ 9,330

COMMON STOCKS (Continued)	Shares	Value
Japan		
Consumer Discretionary – 2.4%		
Honda Motor Co. Ltd.	401	$ 12,980
Nissin Kogyo Co. Ltd.	305	5,032
		18,012
Energy – 1.1%		
Inpex Corp.	702	7,986
Financials – 5.5%		
Dai-ichi Mutual Life Insurance Co. (The)	837	16,460
Sumitomo Mitsui Financial Group, Inc.	238	10,611
Tokio Marine Holdings, Inc.	320	13,328
		40,399
Industrials – 4.9%		
Komatsu Ltd.	558	11,196
Mitsubishi Electric Corp.	713	9,217
Mitsubishi Heavy Industries Ltd.	2,616	15,918
		36,331
Telecommunication Services – 2.0%		
Softbank Corp.	258	15,197
Total Japan – 15.9%		$117,925
Netherlands		
Financials – 1.8%		
ING Groep N.V., Certicaaten Van Aandelen	818	13,510
Total Netherlands – 1.8%		$ 13,510
South Korea		
Consumer Discretionary – 0.9%		
Hyundai Mobis	35	6,681
Information Technology – 1.1%		
Samsung Electronics Co. Ltd.	7	8,151
Total South Korea – 2.0%		$ 14,832
Spain		
Consumer Discretionary – 1.1%		
Mediaset Espana Comunicacion S.A.	628	8,225
Financials – 1.4%		
CaixaBank S.A.	2,312	10,711
Health Care – 1.0%		
Grifols S.A.	141	5,682
Grifols S.A. ADR	49	1,524
		7,206
Total Spain – 3.5%		$ 26,142

COMMON STOCKS (Continued)

	Shares	Value
Sweden		
Industrials – 0.5%		
Sandvik AB	360	$ 3,985
Materials – 2.4%		
Svenska Cellulosa Aktiebolaget SCA (publ), Class B	694	17,653
Total Sweden – 2.9%		$ 21,638
Switzerland		
Health Care – 1.2%		
Roche Holdings AG, Genusscheine	30	8,519
Industrials – 1.6%		
Adecco S.A.	146	11,891
Total Switzerland – 2.8%		$ 20,410
United Kingdom		
Consumer Discretionary – 5.2%		
Burberry Group plc	404	9,965
Carnival plc	73	3,711
Marks and Spencer Group plc	1,171	9,860
WPP Group plc	662	14,822
		38,358
Consumer Staples – 5.1%		
Diageo plc	233	6,734
Diageo plc ADR	33	3,876
Imperial Tobacco Group plc	173	8,317
SABMiller plc	207	10,743
Unilever plc	191	8,182
		37,852
Energy – 1.1%		
BP plc	1,252	8,264
Financials – 6.5%		
Aviva plc	1,364	10,551
HSBC Holdings plc	930	8,420
Legal & General Group plc	2,439	9,537
Prudential plc	440	10,601
Standard Chartered plc	588	9,414
		48,523
Health Care – 3.3%		
GlaxoSmithKline plc	516	10,714
GlaxoSmithKline plc ADR . .	89	3,715
Smith & Nephew plc	594	10,031
		24,460
Industrials – 1.6%		
BAE Systems plc	1,650	11,698
Materials – 1.6%		
Antofagasta plc	317	3,433
Rio Tinto plc	206	8,453
		11,886
Total United Kingdom – 24.4%		$181,041

COMMON STOCKS (Continued)

	Shares	Value
United States		
Consumer Discretionary – 0.8%		
Carnival Corp.	118	$ 5,813
Information Technology – 1.7%		
Cognizant Technology Solutions Corp., Class A (A)	207	12,647
Materials – 1.2%		
Freeport-McMoRan Copper & Gold, Inc., Class B	473	8,804
Total United States – 3.7%		$ 27,264
TOTAL COMMON STOCKS – 97.2%		$719,803
(Cost: $697,601)		

PREFERRED STOCKS

	Shares	Value
Germany		
Consumer Discretionary – 1.3%		
Volkswagen AG, 2.260%	43	9,918
Total Germany – 1.3%		$ 9,918
TOTAL PREFERRED STOCKS – 1.3%		$ 9,918
(Cost: $11,004)		

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (B) – 1.2%		
Air Products and Chemicals, Inc. 0.130%, 7-24-15	$4,000	3,999
Mondelez International, Inc. 0.420%, 7-22-15	5,000	4,999
		8,998
Master Note – 0.1%		
Toyota Motor Credit Corp. 0.140%, 7-1-15 (C) . . .	660	660
TOTAL SHORT-TERM SECURITIES – 1.3%		$ 9,658
(Cost: $9,658)		
TOTAL INVESTMENT SECURITIES – 99.8%		$739,379
(Cost: $718,263)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		1,248
NET ASSETS – 100.0%		$740,627

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2015:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Chinese Yuan Renminbi	427,885	U.S. Dollar	68,734	7-14-15	Deutsche Bank AG	$—	$132

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$719,803	$ —	$—
Preferred Stocks	9,918	—	—
Short-Term Securities	—	9,658	—
Total	$729,721	$9,658	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 132	$—

During the period ended June 30, 2015, securities totaling $371,792 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Financials	24.2%
Health Care	14.3%
Consumer Discretionary	12.5%
Materials	12.2%
Industrials	11.3%
Consumer Staples	9.3%
Information Technology	6.0%
Telecommunication Services	3.9%
Energy	3.3%
Utilities	1.5%
Other+	1.5%

+ *Includes cash and other assets (net of liabilities), and cash equivalents*

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**1.0%**
Financials	1.0%
Bonds	**86.3%**
Corporate Debt Securities	68.5%
United States Government and Government Agency Obligations	17.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**12.7%**

Quality Weightings

Investment Grade	**83.4%**
AA	27.7%
A	27.5%
BBB	28.2%
Non-Investment Grade	**2.9%**
BB	2.1%
B	0.5%
Non-rated	0.3%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	**13.7%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

PREFERRED STOCKS	Shares	Value
Financials		
Other Diversified Financial Services – 1.0%		
Lloyds Banking Group plc	161	$ 4,025
Total Financials – 1.0%		**4,025**
TOTAL PREFERRED STOCKS – 1.0%		**$ 4,025**
(Cost: $4,100)		

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Apparel Retail – 0.6%		
Limited Brands, Inc., 8.500%, 6-15-19	$2,000	2,359
Apparel, Accessories & Luxury Goods – 1.9%		
Hanesbrands, Inc., 6.375%, 12-15-20	4,338	4,539
LVMH Moet Hennessy – Louis Vuitton, 1.625%, 6-29-17 (A)	3,000	3,018
		7,557
Auto Parts & Equipment – 0.6%		
BorgWarner Automotive, Inc., 8.000%, 10-1-19	2,000	2,407
Automobile Manufacturers – 1.5%		
Toyota Motor Credit Corp.:		
2.000%, 9-15-16	1,750	1,776
2.000%, 10-24-18	4,000	4,034
		5,810
Automotive Retail – 0.9%		
AutoZone, Inc., 1.300%, 1-13-17	3,500	3,505
Broadcasting – 0.3%		
CBS Corp., 7.625%, 1-15-16	1,000	1,034
Cable & Satellite – 2.8%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 5.875%, 10-1-19	2,592	2,924
Lender Processing Services, Inc. and Black Knight Lending Solutions, Inc., 5.750%, 4-15-23	1,076	1,132
TCI Communications, Inc., 8.750%, 8-1-15	1,415	1,425
Time Warner Cable, Inc., 5.850%, 5-1-17	1,901	2,030
Time Warner Co., Inc. (GTD by Time Warner, Inc.), 7.250%, 10-15-17	3,337	3,761
		11,272

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Department Stores – 1.1%		
Macy's Retail Holdings, Inc.:		
7.450%, 7-15-17	$1,000	$ 1,114
7.875%, 8-15-36	2,000	2,132
TJX Cos., Inc. (The), 2.750%, 6-15-21	1,000	1,011
		4,257
General Merchandise Stores – 1.6%		
Dollar General Corp., 4.125%, 7-15-17	4,000	4,182
Target Corp., 6.000%, 1-15-18	2,025	2,252
		6,434
Home Improvement Retail – 0.5%		
Lowe's Co., Inc., 2.125%, 4-15-16	2,000	2,023
Internet Retail – 1.1%		
Amazon.com, Inc.:		
1.200%, 11-29-17	2,000	1,993
3.800%, 12-5-24	2,520	2,526
		4,519
Leisure Products – 0.3%		
Mattel, Inc., 2.500%, 11-1-16	1,000	1,016
Total Consumer Discretionary – 13.2%		**52,193**
Consumer Staples		
Brewers – 0.8%		
Heineken N.V., 1.400%, 10-1-17 (A)	2,000	2,000
International CCE, Inc., 2.125%, 9-15-15	1,075	1,078
		3,078
Distillers & Vintners – 0.7%		
Beam, Inc., 1.875%, 5-15-17	2,672	2,695
Food Distributors – 1.2%		
Bestfoods, 7.000%, 10-15-17	2,500	2,808
Wm. Wrigley Jr. Co., 2.400%, 10-21-18 (A)	2,000	2,027
		4,835
Food Retail – 0.6%		
Kroger Co. (The), 6.800%, 12-15-18	2,245	2,581
Packaged Foods & Meats – 0.6%		
Tyson Foods, Inc. (GTD by Tyson Fresh Meats, Inc.), 2.650%, 8-15-19	2,459	2,474
Total Consumer Staples – 3.9%		**15,663**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy		
Integrated Oil & Gas – 0.8%		
Phillips Petroleum Co., 6.650%, 7-15-18	$1,500	$ 1,715
Statoil ASA (GTD by Statoil Petroleum AS), 1.950%, 11-8-18	1,500	1,507
		3,222
Oil & Gas Equipment & Services – 1.2%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), 6.500%, 1-31-19	1,850	2,108
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.), 1.950%, 9-14-16 (A)	1,000	1,013
Schlumberger Norge A.S., 1.250%, 8-1-17 (A)	1,500	1,497
		4,618
Oil & Gas Exploration & Production – 2.7%		
BP Capital Markets plc, 1.674%, 2-13-18	3,750	3,761
ConocoPhillips Co. (GTD by ConocoPhillips), 3.350%, 11-15-24	1,000	988
EQT Corp., 8.125%, 6-1-19	2,650	3,100
Marathon Oil Corp., 0.900%, 11-1-15	2,000	2,000
Plains Exploration & Production Co., 6.875%, 2-15-23	1,000	1,072
		10,921
Oil & Gas Refining & Marketing – 0.7%		
Shell International Finance B.V. (GTD by Royal Dutch Shell plc), 2.000%, 11-15-18	2,625	2,652
Oil & Gas Storage & Transportation – 1.2%		
Copano Energy LLC and Copano Energy Finance Corp., 7.125%, 4-1-21	995	1,053
DCP Midstream Operating L.P. (GTD by DCP Midstream Partners L.P.), 3.250%, 10-1-15	1,500	1,500
El Paso Corp., 7.000%, 6-15-17	2,000	2,175
		4,728
Total Energy – 6.6%		**26,141**
Financials		
Asset Management & Custody Banks – 1.0%		
Ares Capital Corp., 3.875%, 1-15-20	2,820	2,860

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Asset Management & Custody Banks (Continued)		
Mitsubishi UFJ Trust & Banking Corp.,		
0.369%, 9-3-15 (B)	$1,000	$ 1,000
		3,860
Consumer Finance – 6.2%		
American Express Credit Corp.,		
1.300%, 7-29-16	1,978	1,984
American Honda Finance Corp.:		
7.625%, 10-1-18 (A)	1,000	1,184
2.125%, 10-10-18	3,000	3,044
Capital One Bank USA N.A.,		
2.150%, 11-21-18	2,000	1,996
Capital One Financial Corp.,		
6.750%, 9-15-17	1,000	1,107
Capital One N.A.,		
2.400%, 9-5-19	1,000	990
Caterpillar Financial Services Corp.,		
1.000%, 11-25-16	3,000	3,007
Discover Financial Services,		
3.950%, 11-6-24	4,200	4,075
Ford Motor Credit Co. LLC:		
1.500%, 1-17-17	1,000	999
5.000%, 5-15-18	1,126	1,210
Hyundai Capital America:		
1.875%, 8-9-16 (A)	1,000	1,006
2.875%, 8-9-18 (A)	1,000	1,023
Western Union Co. (The),		
5.930%, 10-1-16	3,000	3,150
		24,775
Diversified Banks – 4.7%		
Bank of America Corp.:		
5.650%, 5-1-18	1,000	1,098
2.600%, 1-15-19	2,000	2,021
Bank of New York Mellon Corp. (The),		
2.300%, 9-11-19	2,550	2,546
Bank of Nova Scotia (The),		
2.050%, 10-30-18	2,500	2,524
Bear Stearns Co., Inc. (The),		
6.400%, 10-2-17	2,000	2,201
Commonwealth Bank of Australia,		
2.250%, 3-13-19	2,500	2,510
HSBC Bank plc,		
3.100%, 5-24-16 (A)	1,000	1,020
U.S. Bancorp,		
2.200%, 11-15-16	1,000	1,017
Wachovia Corp.,		
5.750%, 2-1-18	1,500	1,655
Wells Fargo & Co.,		
2.150%, 1-15-19	2,000	2,011
		18,603

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Investment Banking & Brokerage – 1.4%		
Goldman Sachs Group, Inc. (The),		
3.700%, 8-1-15	$1,000	$ 1,003
Merrill Lynch & Co., Inc.,		
6.400%, 8-28-17	2,000	2,192
Morgan Stanley,		
5.950%, 12-28-17	2,000	2,198
		5,393
Life & Health Insurance – 1.6%		
Aflac, Inc.,		
3.625%, 11-15-24	2,204	2,208
MetLife, Inc.,		
6.817%, 8-15-18	2,558	2,943
Prudential Financial, Inc.,		
4.750%, 9-17-15	1,000	1,008
		6,159
Other Diversified Financial Services – 3.9%		
Citigroup, Inc.:		
1.300%, 11-15-16	2,000	1,998
2.550%, 4-8-19	1,000	1,008
Daimler Finance North America LLC,		
1.300%, 7-31-15 (A) . . .	1,760	1,761
Fidelity National Financial, Inc.,		
6.600%, 5-15-17	1,000	1,082
John Deere Capital Corp.,		
1.200%, 10-10-17	2,986	2,981
JPMorgan Chase & Co.,		
6.000%, 1-15-18	3,316	3,651
TIAA Asset Management Finance Co. LLC,		
2.950%, 11-1-19 (A) . . .	3,000	3,020
		15,501
Property & Casualty Insurance – 1.0%		
Berkshire Hathaway, Inc.,		
2.100%, 8-14-19	4,000	4,021
Regional Banks – 0.9%		
PNC Bank N.A.,		
1.300%, 10-3-16	2,000	2,008
PNC Funding Corp. (GTD by PNC Financial Services Group, Inc.),		
6.700%, 6-10-19	1,447	1,686
		3,694
Total Financials – 20.7%		**82,006**
Health Care		
Biotechnology – 0.7%		
Amgen, Inc.:		
5.850%, 6-1-17	2,373	2,569
6.150%, 6-1-18	102	114
		2,683
Health Care Equipment – 1.1%		
Medtronic, Inc.,		
3.500%, 3-15-25 (A) . . .	2,748	2,739

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Health Care Equipment (Continued)		
Stryker Corp.,		
2.000%, 9-30-16	$1,772	$ 1,791
		4,530
Health Care Services – 0.1%		
Quest Diagnostics, Inc.,		
3.200%, 4-1-16	544	553
Health Care Supplies – 2.1%		
Cardinal Health, Inc.,		
3.500%, 11-15-24	3,775	3,707
Catholic Health Initiatives,		
2.600%, 8-1-18	3,575	3,633
DENTSPLY International, Inc.,		
2.750%, 8-15-16	1,000	1,016
		8,356
Pharmaceuticals – 2.6%		
AbbVie, Inc.,		
2.500%, 5-14-20	1,200	1,187
Actavis Funding SCS (GTD by Warner Chilcott Ltd., Actavis Capital S.a.r.l. and Actavis, Inc.),		
2.350%, 3-12-18	1,950	1,961
Merck Sharp & Dohme Corp.,		
5.000%, 6-30-19	3,000	3,338
Mylan, Inc.,		
1.350%, 11-29-16	1,500	1,495
Roche Holdings, Inc.,		
6.000%, 3-1-19 (A)	2,002	2,277
		10,258
Total Health Care – 6.6%		**26,380**
Industrials		
Air Freight & Logistics – 0.7%		
FedEx Corp.,		
8.000%, 1-15-19	2,252	2,690
Airlines – 0.6%		
Southwest Airlines Co.,		
5.125%, 3-1-17	2,263	2,401
Construction Machinery & Heavy Trucks – 1.2%		
Joy Global, Inc.,		
6.000%, 11-15-16	4,500	4,772
Environmental & Facilities Services – 1.8%		
Republic Services, Inc.,		
3.800%, 5-15-18	4,000	4,206
Waste Management, Inc.,		
6.100%, 3-15-18	2,540	2,834
		7,040
Industrial Conglomerates – 2.3%		
Danaher Corp.,		
5.400%, 3-1-19	3,750	4,183

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial Conglomerates (Continued)		
General Electric Capital Corp.:		
5.625%, 9-15-17	$1,000	$ 1,088
5.625%, 5-1-18	3,500	3,872
		9,143
Railroads – 0.8%		
Burlington Northern Santa Fe Corp.,		
5.750%, 3-15-18	2,750	3,053
Trading Companies & Distributors – 0.5%		
HD Supply, Inc.,		
5.250%, 12-15-21 (A)	2,054	2,082
Trucking – 1.5%		
Penske Truck Leasing Co. L.P.,		
2.500%, 3-15-16 (A)	4,000	4,028
Ryder System, Inc.,		
2.450%, 11-15-18	2,000	2,010
		6,038
Total Industrials – 9.4%		**37,219**
Information Technology		
Communications Equipment – 0.4%		
QUALCOMM, Inc.,		
2.250%, 5-20-20	1,550	1,541
Data Processing & Outsourced Services – 0.3%		
Alliance Data Systems Corp.,		
6.375%, 4-1-20 (A)	1,000	1,032
Electronic Manufacturing Services – 0.8%		
Jabil Circuit, Inc.,		
7.750%, 7-15-16	3,000	3,143
Systems Software – 0.3%		
CA, Inc.,		
5.375%, 12-1-19	1,000	1,112
Technology Hardware, Storage & Peripherals – 1.4%		
Apple, Inc.,		
1.550%, 2-7-20	3,350	3,279
Oracle Corp.,		
2.950%, 5-15-25	2,604	2,504
		5,783
Total Information Technology – 3.2%		**12,611**
Materials		
Diversified Chemicals – 0.3%		
Dow Chemical Co. (The),		
4.250%, 11-15-20	1,168	1,245

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining – 0.4%		
Rio Tinto Finance (USA) Ltd.,		
2.250%, 9-20-16	$1,500	$ 1,522
Metal & Glass Containers – 0.3%		
FBG Finance Ltd.,		
7.875%, 6-1-16 (A)	1,000	1,059
Specialty Chemicals – 0.5%		
Methanex Corp.,		
3.250%, 12-15-19	2,163	2,174
Total Materials – 1.5%		**6,000**
Telecommunication Services		
Integrated Telecommunication Services – 1.3%		
CC Holdings GS V LLC,		
2.381%, 12-15-17	1,000	1,011
SBA Tower Trust,		
2.240%, 4-16-18 (A)	1,320	1,313
Verizon Communications, Inc.,		
6.350%, 4-1-19	2,455	2,804
		5,128
Wireless Telecommunication Service – 0.5%		
American Tower Corp.,		
5.900%, 11-1-21	1,000	1,125
Crown Castle Towers LLC,		
3.222%, 5-15-22 (A)	1,000	984
		2,109
Total Telecommunication Services – 1.8%		**7,237**
Utilities		
Electric Utilities – 0.8%		
Kansas City Power & Light Co.,		
7.150%, 4-1-19	2,590	3,053
Multi-Utilities – 0.8%		
Dominion Resources, Inc.,		
6.400%, 6-15-18	3,000	3,381
Total Utilities – 1.6%		**6,434**
TOTAL CORPORATE DEBT SECURITIES – 68.5%		**$271,884**

(Cost: $270,952)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 1.1%		
Ukraine Government AID Bond,		
1.844%, 5-16-19	4,500	4,506

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations – 13.1%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
4.000%, 6-15-26	$4,409	$ 4,755
4.303%, 9-25-44 (A)(B)	2,000	2,103
Federal Home Loan Mortgage Corp. Fixed Rate Pass-Through Certificates:		
3.000%, 8-1-28	4,405	4,539
3.000%, 9-1-28	4,222	4,351
3.500%, 10-1-28	4,853	5,113
Federal National Mortgage Association Agency REMIC/CMO:		
3.000%, 2-25-25	2,599	2,717
2.000%, 4-25-39	1,502	1,468
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
2.000%, 12-30-15	1,000	1,009
4.580%, 6-1-19	3,639	3,988
3.680%, 2-1-21	1,514	1,577
4.380%, 6-1-21	1,848	2,033
5.500%, 10-1-21	910	979
5.450%, 10-18-21	4,640	4,915
5.500%, 11-1-22	318	339
3.000%, 7-1-28	4,152	4,278
3.000%, 9-1-28	2,216	2,283
4.000%, 12-1-31	3,387	3,620
Government National Mortgage Association Agency REMIC/CMO,		
2.000%, 3-16-42	1,853	1,818
		51,885
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 14.2%		**$56,391**

(Cost: $56,054)

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Obligations – 3.6%		
U.S. Treasury Notes:		
0.750%, 10-31-17	5,000	4,993
2.750%, 2-28-18	9,000	9,434
		14,427
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 3.6%		**$14,427**

(Cost: $14,434)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 11.5%		
Air Products and Chemicals, Inc., 0.140%, 7-6-15	$ 4,000	$ 4,000
General Mills, Inc., 0.360%, 7-6-15	5,000	5,000
John Deere Capital Corp., 0.130%, 8-11-15	5,000	4,999
Kroger Co. (The), 0.300%, 7-1-15	6,517	6,517
Novartis Finance Corp. (GTD by Novartis AG), 0.080%, 7-7-15	10,000	10,000
Siemens Capital Co. LLC (GTD by Siemens AG), 0.110%, 7-29-15	5,000	5,000
St. Jude Medical, Inc., 0.260%, 8-4-15	10,000	9,997
		45,513

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.4%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (D)	$1,482	$ 1,482
TOTAL SHORT-TERM SECURITIES – 11.9%		$ 46,995
(Cost: $46,995)		
TOTAL INVESTMENT SECURITIES – 99.2%		$393,722
(Cost: $392,535)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%		3,021
NET ASSETS – 100.0%		$396,743

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2015 the total value of these securities amounted to $36,186 or 9.1% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015.

(C) Rate shown is the yield to maturity at June 30, 2015.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Preferred Stocks	$4,025	$ —	$—
Corporate Debt Securities	—	271,884	—
United States Government Agency Obligations	—	56,391	—
United States Government Obligations	—	14,427	—
Short-Term Securities	—	46,995	—
Total	$4,025	$389,697	$—

During the period ended June 30, 2015, securities totaling $1,737 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. Transfers out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

AID = Agency International Development
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**96.3%**
Health Care	34.8%
Consumer Discretionary	20.0%
Information Technology	17.4%
Industrials	9.8%
Financials	4.9%
Consumer Staples	4.6%
Telecommunication Services	3.0%
Energy	1.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.7%**

Top 10 Equity Holdings

Company	Sector	Industry
Adeptus Health, Inc., Class A	Health Care	Health Care Services
2U, Inc.	Consumer Discretionary	Education Services
Retrophin, Inc.	Health Care	Biotechnology
Callidus Software, Inc.	Information Technology	Application Software
Repligen Corp.	Health Care	Biotechnology
Nautilus Group, Inc. (The)	Consumer Discretionary	Leisure Products
ZS Pharma, Inc.	Health Care	Pharmaceuticals
Rentrak Corp.	Consumer Discretionary	Movies & Entertainment
Enanta Pharmaceuticals, Inc.	Health Care	Biotechnology
Global Telecom & Technology, Inc.	Telecommunication Services	Integrated Telecommunication Services

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.1%		
Boot Barn Holdings, Inc. (A) ..	20	$ 637
Christopher & Banks		
Corp. (A)	39	156
		793
Apparel, Accessories & Luxury Goods – 1.0%		
Movado Group, Inc.	25	690
Broadcasting – 0.8%		
Entravision Communications		
Corp.	69	568
Education Services – 2.3%		
2U, Inc. (A)	50	1,619
Home Improvement Retail – 1.1%		
Tile Shop Holdings, Inc. (A) ...	57	812
Homebuilding – 0.8%		
M/I Homes, Inc. (A)	23	572
Homefurnishing Retail – 1.1%		
Kirkland's, Inc.	27	758
Hotels, Resorts & Cruise Lines – 0.5%		
Morgans Hotel Group		
Co. (A)	49	327
Leisure Products – 3.9%		
Arctic Cat, Inc.	23	754
Malibu Boats, Inc.,		
Class A (A)	31	623
Nautilus Group, Inc.		
(The) (A)	64	1,381
		2,758
Movies & Entertainment – 1.7%		
Rentrak Corp. (A)	17	1,193
Restaurants – 3.9%		
Dave & Buster's Entertainment,		
Inc. (A)	22	798
Del Frisco's Restaurant Group,		
Inc. (A)	43	796
Good Times Restaurants,		
Inc. (A)	59	523
Habit Restaurants, Inc. (The),		
Class A (A)	22	685
		2,802
Specialty Stores – 1.8%		
Build-A-Bear Workshop,		
Inc. (A)	41	659

COMMON STOCKS (Continued)	Shares	Value
Specialty Stores (Continued)		
Sportsman's Warehouse		
Holdings, Inc. (A)	58	$ 664
		1,323
Total Consumer Discretionary – 20.0%		14,215
Consumer Staples		
Food Distributors – 0.6%		
Chefs' Warehouse Holdings		
LLC (The) (A)	21	438
Food Retail – 1.2%		
Natural Grocers by Vitamin		
Cottage, Inc. (A)	34	844
Packaged Foods & Meats – 0.6%		
Inventure Foods, Inc. (A)	41	415
Personal Products – 2.2%		
IGI Laboratories, Inc. (A)	80	503
Inter Parfums, Inc.	32	1,092
		1,595
Total Consumer Staples – 4.6%		3,292
Energy		
Oil & Gas Drilling – 0.5%		
Pioneer Drilling Co. (A)	52	327
Oil & Gas Equipment & Services – 1.0%		
Basic Energy Services,		
Inc. (A)	29	220
RigNet, Inc. (A)	17	532
		752
Oil & Gas Exploration & Production – 0.3%		
Triangle Petroleum		
Corp. (A)	40	199
Total Energy – 1.8%		1,278
Financials		
Asset Management & Custody Banks – 1.8%		
Actua Corp. (A)	23	334
Hannon Armstrong		
Sustainable Infrastructure		
Capital, Inc.	47	938
		1,272
Investment Banking & Brokerage – 1.2%		
Marcus & Millichap,		
Inc. (A)	19	877
Office REITs – 0.6%		
City Office REIT, Inc.	33	410
Specialized REITs – 0.9%		
Ashford Hospitality		
Prime, Inc.	42	637

COMMON STOCKS (Continued)	Shares	Value
Thrifts & Mortgage Finance – 0.4%		
PennyMac Financial Services,		
Inc., Class A (A)	17	$ 315
Total Financials – 4.9%		3,511
Health Care		
Biotechnology – 12.0%		
Acceleron Pharma, Inc. (A) ...	14	437
Ardelyx, Inc. (A)	33	524
Argos Therapeutics, Inc. (A) ..	40	272
Cara Therapeutics, Inc. (A) ...	48	586
Concert Pharmaceuticals,		
Inc. (A)	50	743
Enanta Pharmaceuticals,		
Inc. (A)	27	1,192
NewLink Genetics Corp. (A) ...	18	783
Repligen Corp. (A)	36	1,502
Retrophin, Inc. (A)	47	1,548
Synergy Pharmaceuticals,		
Inc. (A)	70	583
Verastem, Inc. (A)	49	372
		8,542
Health Care Equipment – 3.4%		
Avinger, Inc. (A)	28	365
K2M Group Holdings,		
Inc. (A)	36	853
Oxford Immunotec Global		
plc (A)	47	652
Sunshine Heart, Inc. (A)	58	199
Veracyte, Inc. (A)	31	341
		2,410
Health Care Facilities – 2.9%		
AAC Holdings, Inc. (A)	26	1,133
Surgical Care Affiliates,		
Inc. (A)	23	894
		2,027
Health Care Services – 4.1%		
Adeptus Health, Inc.,		
Class A (A)	21	2,023
Cross Country Healthcare,		
Inc. (A)	73	925
		2,948
Health Care Supplies – 1.7%		
Quidel Corp. (A)	48	1,101
TearLab Corp. (A)	70	142
		1,243
Health Care Technology – 4.3%		
Evolent Health, Inc.,		
Class A (A)	34	661
HealthStream, Inc. (A)	29	870
Imprivata, Inc. (A)	53	861
Press Ganey Holdings,		
Inc. (A)	23	662
		3,054

COMMON STOCKS (Continued)	Shares	Value
Pharmaceuticals – 6.4%		
Aerie Pharmaceuticals, Inc. (A)	44	$ 782
Intersect ENT, Inc. (A)	34	976
Intra-Cellular Therapies, Inc. (A)	30	971
Pernix Therapeutics Holdings, Inc. (A)	102	603
ZS Pharma, Inc. (A)	24	1,242
		4,574
Total Health Care – 34.8%		**24,798**
Industrials		
Building Products – 3.6%		
Builders FirstSource, Inc. (A)	71	907
NCI Building Systems, Inc. (A)	50	750
PGT, Inc. (A)	62	901
		2,558
Construction & Engineering – 0.6%		
Orion Marine Group, Inc. (A)	62	445
Construction Machinery & Heavy Trucks – 0.6%		
Wabash National Corp. (A)	36	446
Electrical Components & Equipment – 0.7%		
Enphase Energy, Inc. (A)	44	337
Orion Energy Systems, Inc. (A)	55	138
		475
Office Services & Supplies – 1.0%		
ARC Document Solutions, Inc. (A)	96	729
Research & Consulting Services – 0.4%		
Levy Acquisition Corp. (A)	16	244
Trucking – 2.9%		
Celadon Group, Inc.	7	147
Covenant Transportation Group, Inc., Class A (A)	33	835
Marten Transport Ltd.	26	565
Roadrunner Transportation Systems, Inc. (A)	20	503
		2,050
Total Industrials – 9.8%		**6,947**
Information Technology		
Application Software – 3.4%		
Callidus Software, Inc. (A)	99	1,535
Globant S.A. (A)	6	195
Materialise N.V. ADR (A)	31	284
Yodlee, Inc. (A)	27	388
		2,402

COMMON STOCKS (Continued)	Shares	Value
Communications Equipment – 1.4%		
Ruckus Wireless, Inc. (A)	49	$ 506
ShoreTel, Inc. (A)	70	475
		981
Electronic Equipment & Instruments – 0.5%		
CUI Global, Inc. (A)	67	339
Electronic Manufacturing Services – 1.0%		
M/A-COM Technology Solutions Holdings, Inc. (A)	19	742
Home Entertainment Software – 0.4%		
Glu Mobile, Inc. (A)	51	314
Internet Software & Services – 4.2%		
Amber Road, Inc. (A)	72	505
Boingo Wireless, Inc. (A)	76	629
Q2 Holdings, Inc. (A)	36	1,017
Tech Target, Inc. (A)	44	391
Xactly Corp. (A)	48	415
		2,957
Semiconductor Equipment – 2.2%		
MaxLinear, Inc., Class A (A)	76	919
Nanometrics, Inc. (A)	25	401
Ultra Clean Holdings, Inc. (A)	35	218
		1,538
Semiconductors – 0.8%		
Exar Corp. (A)	60	588
Systems Software – 2.6%		
Barracuda Networks, Inc. (A)	17	670
TubeMogul, Inc. (A)	52	744
Varonis Systems, Inc. (A)	19	420
		1,834
Technology Hardware, Storage & Peripherals – 0.9%		
Datalink Corp. (A)	32	285
Dot Hill Systems Corp. (A)	61	372
		657
Total Information Technology – 17.4%		**12,352**
Telecommunication Services		
Alternative Carriers – 0.5%		
inContact, Inc. (A)	37	365
Integrated Telecommunication Services – 1.6%		
GTT Communications, Inc. (A)	48	1,136

COMMON STOCKS (Continued)	Shares	Value
Wireless Telecommunication Service – 0.9%		
RingCentral, Inc., Class A (A)	35	$ 642
Total Telecommunication Services – 3.0%		**2,143**
TOTAL COMMON STOCKS – 96.3%		**$68,536**
(Cost: $53,811)		

SHORT-TERM SECURITIES	Principal	
Master Note – 4.3%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (B)	$3,089	3,089
TOTAL SHORT-TERM SECURITIES – 4.3%		**$ 3,089**
(Cost: $3,089)		
TOTAL INVESTMENT SECURITIES – 100.6%		**$71,625**
(Cost: $56,900)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6)%		(405)
NET ASSETS – 100.0%		**$71,220**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$68,536	$ —	$—
Short-Term Securities	—	3,089	—
Total	$68,536	$3,089	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**96.1%**
Consumer Discretionary	20.2%
Health Care	17.3%
Industrials	16.6%
Information Technology	15.7%
Financials	10.7%
Consumer Staples	7.5%
Energy	6.1%
Materials	2.0%
Purchased Options	**0.3%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.6%**

Top 10 Equity Holdings

Company	Sector	Industry
Northern Trust Corp.	Financials	Asset Management & Custody Banks
Electronic Arts, Inc.	Information Technology	Home Entertainment Software
Intuitive Surgical, Inc.	Health Care	Health Care Equipment
Signature Bank	Financials	Regional Banks
First Republic Bank	Financials	Regional Banks
Expeditors International of Washington, Inc.	Industrials	Air Freight & Logistics
BioMarin Pharmaceutical, Inc.	Health Care	Biotechnology
Microchip Technology, Inc.	Information Technology	Semiconductors
Fortune Brands Home & Security, Inc.	Industrials	Building Products
Hain Celestial Group, Inc. (The)	Consumer Staples	Packaged Foods & Meats

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 2.7%		
DSW, Inc., Class A	236	$ 7,861
Urban Outfitters, Inc. (A) . . .	244	8,549
		16,410
Apparel, Accessories & Luxury Goods – 4.3%		
Burberry Group plc (B)	267	6,579
Kate Spade & Co. (A)	224	4,818
Polo Ralph Lauren Corp. (C)	69	9,104
Under Armour, Inc., Class A (A)	59	4,900
		25,401
Auto Parts & Equipment – 1.6%		
BorgWarner, Inc.	168	9,577
Department Stores – 1.2%		
Nordstrom, Inc.	97	7,231
Homefurnishing Retail – 1.5%		
Bed Bath & Beyond, Inc. (A)	133	9,144
Internet Retail – 1.1%		
TripAdvisor, Inc. (A)	75	6,567
Leisure Products – 2.9%		
Mattel, Inc.	342	8,786
Polaris Industries, Inc.	57	8,509
		17,295
Restaurants – 2.0%		
Dunkin' Brands Group, Inc. (C)	217	11,943
Specialty Stores – 2.9%		
Tiffany & Co.	72	6,588
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	69	10,668
		17,256
Total Consumer Discretionary – 20.2%		**120,824**
Consumer Staples		
Distillers & Vintners – 1.0%		
Brown-Forman Corp., Class B	62	6,165
Food Retail – 1.3%		
Whole Foods Market, Inc. . .	198	7,791
Packaged Foods & Meats – 4.0%		
Hain Celestial Group, Inc. (The) (A)	182	12,010
Mead Johnson Nutrition Co. (C)	127	11,489
		23,499
Personal Products – 1.2%		
Coty, Inc., Class A (D)	227	7,263
Total Consumer Staples – 7.5%		**44,718**

COMMON STOCKS (Continued)	Shares	Value
Energy		
Oil & Gas Exploration & Production – 6.1%		
Cabot Oil & Gas Corp.	287	$ 9,051
Cimarex Energy Co.	41	4,502
Continental Resources, Inc. (A)	187	7,941
Noble Energy, Inc.	144	6,128
Oasis Petroleum LLC (A) . . .	180	2,856
Southwestern Energy Co. (A)	263	5,973
		36,451
Total Energy – 6.1%		**36,451**
Financials		
Asset Management & Custody Banks – 3.9%		
Northern Trust Corp.	244	18,654
Oaktree Capital Group LLC	91	4,854
		23,508
Regional Banks – 5.2%		
First Republic Bank	214	13,475
Signature Bank (A)	97	14,147
UMB Financial Corp.	58	3,326
		30,948
Specialized Finance – 1.6%		
CME Group, Inc.	100	9,293
Total Financials – 10.7%		**63,749**
Health Care		
Biotechnology – 7.1%		
ACADIA Pharmaceuticals, Inc. (A)	129	5,420
Alkermes plc (A)	154	9,896
BioMarin Pharmaceutical, Inc. (A)	89	12,149
Incyte Corp. (A)	64	6,709
Medivation, Inc. (A)	71	8,161
		42,335
Health Care Distributors – 1.5%		
Henry Schein, Inc. (A)	64	9,093
Health Care Equipment – 2.7%		
Intuitive Surgical, Inc. (A) . . .	32	15,715
Health Care Facilities – 1.2%		
Acadia Healthcare Co., Inc. (A)	90	7,058
Health Care Supplies – 1.6%		
Align Technology, Inc. (A)	154	9,657
Health Care Technology – 1.2%		
Cerner Corp. (A)(C)	104	7,156
Pharmaceuticals – 2.0%		
Zoetis, Inc.	247	11,925
Total Health Care – 17.3%		**102,939**

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Air Freight & Logistics – 2.1%		
Expeditors International of Washington, Inc.	279	$12,878
Building Products – 2.0%		
Fortune Brands Home & Security, Inc.	263	12,067
Construction Machinery & Heavy Trucks – 0.9%		
Joy Global, Inc.	146	5,289
Electrical Components & Equipment – 0.5%		
Generac Holdings, Inc. (A) . .	78	3,101
Environmental & Facilities Services – 1.5%		
Stericycle, Inc. (A)	66	8,784
Industrial Machinery – 1.6%		
Flowserve Corp.	160	8,412
Woodward, Inc.	17	910
		9,322
Research & Consulting Services – 5.2%		
CoStar Group, Inc. (A)	60	12,002
Towers Watson & Co., Class A	63	7,880
Verisk Analytics, Inc., Class A (A)	151	10,996
		30,878
Trading Companies & Distributors – 2.0%		
Fastenal Co.	283	11,944
Trucking – 0.8%		
J.B. Hunt Transport Services, Inc.	58	4,744
Total Industrials – 16.6%		**99,007**
Information Technology		
Application Software – 1.4%		
ANSYS, Inc. (A)	90	8,172
Communications Equipment – 1.1%		
F5 Networks, Inc. (A)	55	6,590
Data Processing & Outsourced Services – 1.5%		
Alliance Data Systems Corp. (A)	31	8,977
Home Entertainment Software – 2.8%		
Electronic Arts, Inc. (A)(C) . . .	247	16,402
Internet Software & Services – 3.6%		
GrubHub, Inc. (A)	198	6,752
Pandora Media, Inc. (A)	631	9,813
WebMD Health Corp., Class A (A)	114	5,063
		21,628
IT Consulting & Other Services – 1.3%		
Teradata Corp. (A)	207	7,666

COMMON STOCKS (Continued)

	Shares	Value
Semiconductors – 2.0%		
Microchip Technology, Inc.	255	$ 12,076
Systems Software – 1.3%		
ServiceNow, Inc. (A)	106	7,843
Technology Hardware, Storage & Peripherals – 0.7%		
SanDisk Corp.	76	4,450
Total Information Technology – 15.7%		93,804
Materials		
Fertilizers & Agricultural Chemicals – 1.0%		
Scotts Miracle-Gro Co. (The)	100	5,915
Specialty Chemicals – 1.0%		
Valspar Corp. (The)	76	6,246
Total Materials – 2.0%		12,161
TOTAL COMMON STOCKS – 96.1%		$573,653

(Cost: $496,730)

PURCHASED OPTIONS

	Number of Contracts (Unrounded)	Value
Russell 2000 Index, Put $1,240.00, Expires 7-31-15, OTC (Ctrpty: UBS AG)	337	$ 715
S&P 500 Index, Put $2,050.00, Expires 7-31-15	148	500
SPDR S&P MIDCAP 400 ETF Trust, Put $272.50, Expires 7-31-15, OTC (Ctrpty: Deutsche Bank AG)	1,753	841
TOTAL PURCHASED OPTIONS – 0.3%		$2,056

(Cost: $1,192)

SHORT-TERM SECURITIES

	Principal	
Commercial Paper (E) – 3.6%		
Air Products and Chemicals, Inc., 0.140%, 7-6-15	$3,000	3,000

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Commercial Paper (E) (Continued)		
Bemis Co., Inc., 0.350%, 7-8-15	$5,000	$ 4,999
St. Jude Medical, Inc., 0.260%, 8-4-15	8,000	7,998
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank), 0.150%, 7-20-15	5,000	5,000
		20,997
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (F)	1,990	1,990
TOTAL SHORT-TERM SECURITIES – 3.9%		$ 22,987
(Cost: $22,987)		
TOTAL INVESTMENT SECURITIES – 100.3%		$598,696
(Cost: $520,909)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(1,902)
NET ASSETS – 100.0%		$596,794

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) All or a portion of securities with an aggregate value of $579 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D) All or a portion of securities with an aggregate value of $1,074 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(E) Rate shown is the yield to maturity at June 30, 2015.

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2015 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Coty, Inc., Class A	N/A	Call	336	July 2015	$ 32.00	$ 41	$ (43)
Pacira Pharmaceuticals, Inc.	Goldman Sachs International	Put	329	July 2015	85.00	253	(490)
Russell 2000 Index	UBS AG	Put	337	July 2015	1,140.00	66	(133)
S&P 500 Index	N/A	Put	148	July 2015	1,880.00	41	(91)
SPDR S&P MIDCAP 400 ETF Trust	Duetsche Bank AG	Put	1,753	July 2015	250.00	51	(158)
Woodward, Inc.	Credit Suisse (USA), Inc.	Put	288	July 2015	50.00	25	(3)
						$477	$(918)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$573,653	$ —	$—
Purchased Options	500	1,556	—
Short-Term Securities	—	22,987	—
Total	$574,153	$24,543	$—
Liabilities			
Written Options	$ 134	$ 784	$—

During the period ended June 30, 2015, securities totaling $6,428 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

Asset Allocation

Corporate Obligations	**67.1%**
Notes	28.6%
Commercial Paper	28.5%
Certificate Of Deposit	9.8%
Master Note	0.2%
Municipal Obligations	**26.3%**
United States Government and Government Agency Obligations	**6.2%**
Cash and Other Assets (Net of Liabilities)	**0.4%**

CORPORATE OBLIGATIONS

	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile:		
0.360%, 7-6-15 (A)	$ 2,750	$ 2,750
0.220%, 7-23-15	6,000	6,000
0.220%, 7-30-15	3,000	3,000
0.210%, 8-20-15	1,500	1,500
0.350%, 3-21-16 (A) . . .	3,200	3,200
Bank of America N.A.:		
0.250%, 7-14-15	8,000	8,000
0.230%, 8-10-15	5,000	5,000
BMO Harris Bank N.A.:		
0.310%, 7-5-15 (A)	8,500	8,500
0.310%, 7-14-15 (A) . . .	7,100	7,100
Toyota Motor Credit Corp.,		
0.270%, 7-20-15 (A) . . .	8,400	8,400
Total Certificate Of Deposit – 9.8%		**53,450**
Commercial Paper (B)		
Air Products and Chemicals, Inc.,		
0.130%, 7-24-15	4,000	3,999
BMW U.S. Capital LLC (GTD by BMW AG),		
0.130%, 7-7-15	6,500	6,500
Coca-Cola Co. (The),		
0.300%, 9-22-15	3,000	2,998
Corporacion Andina de Fomento,		
0.180%, 7-8-15	5,000	5,000
EMC Corp.,		
0.180%, 8-6-15	4,400	4,399
Essilor International S.A.:		
0.130%, 7-10-15	3,500	3,500
0.130%, 7-16-15	5,000	5,000
0.140%, 7-22-15	6,300	6,299
0.140%, 7-23-15	3,000	3,000
J.M. Smucker Co. (The),		
0.350%, 7-1-15	2,680	2,680
John Deere Financial Ltd. (GTD by John Deere Capital Corp.),		
0.130%, 7-8-15	3,000	3,000
Kroger Co. (The),		
0.300%, 7-1-15	2,680	2,680
L Air Liquide S.A.:		
0.160%, 7-10-15	6,250	6,250
0.170%, 7-16-15	12,000	11,999
L Oreal USA, Inc.,		
0.130%, 7-20-15	4,000	4,000
McCormick & Co., Inc.,		
0.230%, 7-1-15	2,300	2,300
National Oilwell Varco, Inc.:		
0.150%, 7-14-15	3,200	3,200
0.190%, 7-16-15	5,000	5,000

CORPORATE OBLIGATIONS

(Continued)	Principal	Value
Commercial Paper (B) (Continued)		
Northern Illinois Gas Co.:		
0.300%, 7-1-15	$12,700	$ 12,700
0.270%, 7-7-15	2,750	2,750
0.250%, 7-9-15	3,000	3,000
0.280%, 7-13-15	8,200	8,199
River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia),		
0.210%, 7-15-15	15,300	15,298
St. Jude Medical, Inc.:		
0.510%, 7-8-15	9,700	9,699
0.240%, 7-20-15	8,200	8,199
0.270%, 7-23-15	6,600	6,599
0.260%, 8-3-15	500	500
0.260%, 8-4-15	1,500	1,499
Wisconsin Electric Power Co.,		
0.150%, 7-1-15	1,925	1,925
Wisconsin Gas LLC,		
0.130%, 7-10-15	3,000	3,000
Total Commercial Paper – 28.5%		**155,172**
Master Note		
Toyota Motor Credit Corp.,		
0.140%, 7-1-15 (A) . . .	1,212	1,212
Total Master Note – 0.2%		**1,212**
Notes		
American Honda Finance Corp.:		
0.270%, 7-10-15 (A) . .	15,500	15,500
0.300%, 7-15-15 (A) . .	4,300	4,300
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB),		
0.800%, 7-15-15	13,960	13,963
Banco del Estado de Chile,		
0.390%, 7-22-15 (A) . .	10,200	10,200
Bank of Nova Scotia (The):		
0.280%, 7-5-15 (A) . . .	5,500	5,500
0.790%, 7-17-15 (A) . .	4,000	4,018
0.280%, 7-22-15 (A) . .	13,000	13,000
0.510%, 9-27-15 (A) . .	2,000	2,002
BMO Harris Bank N.A.,		
0.290%, 7-10-15 (A) . .	6,450	6,450
General Electric Capital Corp.:		
1.625%, 7-2-15	1,115	1,115
0.460%, 7-6-15 (A) . . .	4,200	4,202
0.870%, 7-8-15 (A) . . .	625	627
0.470%, 7-9-15 (A) . . .	2,478	2,480
1.024%, 7-9-15 (A) . . .	1,200	1,200
1.076%, 8-8-15 (A) . . .	600	603
0.880%, 9-12-15 (A) . .	4,050	4,060
1.000%, 9-23-15 (A) . .	7,000	7,012

CORPORATE OBLIGATIONS

(Continued)	Principal	Value
Notes (Continued)		
JPMorgan Chase & Co.:		
0.440%, 7-22-15 (A) . . .	$1,650	$ 1,650
0.440%, 9-8-15 (A)	4,750	4,750
John Deere Capital Corp.,		
0.400%, 9-13-15 (A) . . .	2,600	2,602
JPMorgan Chase Bank N.A.,		
0.330%, 7-23-15 (A) . . .	6,400	6,400
NIKE, Inc.,		
5.150%, 10-15-15	515	522
PepsiCo, Inc.:		
0.480%, 7-30-15 (A) . . .	1,900	1,900
0.490%, 8-28-15 (A) . . .	1,150	1,151
Rabobank Nederland,		
0.320%, 9-1-15 (A)	5,000	5,000
Toyota Motor Credit Corp.:		
0.290%, 7-14-15 (A) . . .	7,500	7,500
0.440%, 9-18-15 (A) . . .	825	825
U.S. Bank National Association,		
0.330%, 8-28-15 (A) . . .	7,700	7,701
Wells Fargo & Co.,		
0.480%, 7-28-15 (A) . . .	850	850
Wells Fargo Bank N.A.:		
0.330%, 7-20-15 (A) . . .	7,500	7,500
0.390%, 7-20-15 (A) . . .	3,000	3,000
0.370%, 9-10-15 (A) . . .	3,500	3,500
0.410%, 9-15-15 (A) . . .	4,500	4,500
Total Notes – 28.6%		**155,583**
TOTAL CORPORATE OBLIGATIONS – 67.1%		**$365,417**
(Cost: $365,417)		

MUNICIPAL OBLIGATIONS

	Principal	Value
California – 3.8%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America N.A.),		
0.020%, 7-1-15 (A)	800	800
CA Infra and Econ Dev Bank, Var Rate Dnd Rfdg Rev Bds (LA Cnty Mus of Nat Hist Fndtn), Ser 2008A (GTD by Wells Fargo Bank N.A.),		
0.010%, 7-1-15 (A)	1,900	1,900

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
California (Continued)		
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron USA, Inc. Proj), Ser 2010C (GTD by Chevron Corp.), 0.010%, 7-1-15 (A)	$4,314	$ 4,314
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co.), Ser C (GTD by JPMorgan Chase Bank N.A.), 0.010%, 7-1-15 (A)	2,979	2,979
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by U.S. Government), 0.070%, 7-7-15 (A)	2,232	2,232
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by U.S. Government), 0.070%, 7-7-15 (A)	8,700	8,700
		20,925
Colorado – 2.0%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.090%, 7-7-15 (A)	5,350	5,350
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.), 0.070%, 7-7-15 (A)	3,100	3,100
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank N.A.), 0.110%, 7-7-15 (A)	250	250
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.):		
0.090%, 7-7-15 (A)	1,500	1,500
0.250%, 7-7-15 (A)	550	550
		10,750

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Florida – 0.6%		
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America N.A.), 0.060%, 7-1-15 (A)	$ 3,060	$ 3,060
Georgia – 3.4%		
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co. Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Co.), 0.060%, 7-1-15 (A)	2,275	2,275
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by TD Bank), 0.130%, 7-1-15	4,100	4,100
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells Fargo Bank N.A.), 0.150%, 7-1-15	12,130	12,130
		18,505
Illinois – 1.3%		
Chicago, IL, O'Hare Intl Arpt Rev Notes, Ser 2015D-3 (GTD by BMO Harris Bank N.A.), 0.160%, 7-23-15	5,482	5,482
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank N.A.), 0.060%, 7-7-15 (A)	545	545
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.), 0.040%, 7-1-15 (A)	1,000	1,000
		7,027

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Iowa – 0.2%		
IA Fin Auth, Var Rate Demand Hlth Fac Rev Bonds (Great River Med Ctr Proj), Ser 2008 (GTD by Great River Medical Center), 0.030%, 7-1-15 (A)	$1,065	$1,065
Louisiana – 1.5%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.080%, 7-7-15 (A)	2,350	2,350
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.040%, 7-1-15 (A)	3,941	3,941
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp. Proj), Ser 1996 (GTD by Exxon Mobil Corp.), 0.020%, 7-1-15 (A)	1,600	1,600
		7,891
Maryland – 0.1%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.120%, 7-7-15 (A)	515	515
Michigan – 0.4%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.040%, 7-1-15 (A)	1,900	1,900
Minnesota – 0.4%		
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax-Exempt), 0.080%, 7-7-15 (A)	2,000	2,000

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Mississippi – 2.3%		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.020%, 7-1-15 (A)	$4,637	$ 4,637
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.020%, 7-1-15 (A)	2,220	2,220
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2010J (GTD by Chevron Corp.), 0.020%, 7-1-15 (A)	4,332	4,332
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.020%, 7-1-15 (A)	1,550	1,550
		12,739
Missouri – 0.3%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.130%, 7-7-15 (A)	1,340	1,340
New Jersey – 0.7%		
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp. Issue, Ser 2008C (GTD by JPMorgan Chase & Co.), 0.050%, 7-7-15 (A)	3,200	3,200
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.), 0.180%, 7-7-15 (A)	767	767
		3,967

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
New York – 3.5%		
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank N.A.), 0.070%, 7-7-15 (A)	$2,000	$ 2,000
NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A-1 (GTD by Wells Fargo Bank N.A.), 0.070%, 7-7-15 (A)	1,800	1,800
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corp.), 0.080%, 7-7-15 (A)	2,400	2,400
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2014A, 0.070%, 7-7-15 (A)	2,250	2,250
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.), 0.070%, 7-7-15 (A)	5,000	5,000
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.070%, 7-7-15 (A)	2,600	2,600
NYC Hsng Dev Corp., Multi-Fam Mtg Rev Bonds (Target V Apt), Ser 2006A (GTD by Citibank N.A.), 0.070%, 7-7-15 (A)	3,000	3,000
		19,050
Ohio – 0.3%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006, 0.070%, 7-7-15 (A)	1,800	1,800
Oregon – 0.1%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank N.A.), 0.060%, 7-7-15 (A)	700	700

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
South Dakota – 0.8%		
SD Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Sioux Vly Hosp and Hlth Sys), Ser 2001C (GTD by U.S. Bank N.A.), 0.070%, 7-7-15 (A)	$4,585	$ 4,585
Tennessee – 1.0%		
Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank N.A.), 0.070%, 7-7-15 (A)	5,500	5,500
Texas – 2.4%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.070%, 7-7-15 (A)	1,500	1,500
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.040%, 7-1-15 (A)	9,220	9,220
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.040%, 7-1-15 (A)	2,250	2,250
		12,970
Wisconsin – 0.8%		
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank N.A.), 0.060%, 7-7-15 (A)	4,600	4,600

MUNICIPAL OBLIGATIONS
(Continued)

	Principal	Value
Wyoming – 0.4%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.020%, 7-1-15 (A) . . .	$ 2,381	$ 2,381
TOTAL MUNICIPAL OBLIGATIONS – 26.3%		**$143,270**

(Cost: $143,270)

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
United States Government Agency Obligations – 6.2%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.110%, 7-1-15 (A) . . .	3,820	3,820
0.110%, 7-3-15 (A) . . .	2,914	2,914
0.110%, 7-7-15 (A) . . .	22,106	22,106
0.110%, 7-29-15 (A) .	5,100	5,100
		33,940

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Value
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 6.2%	**$ 33,940**
(Cost: $33,940)	
TOTAL INVESTMENT SECURITIES – 99.6%	**$542,627**
(Cost: $542,627)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%	**2,120**
NET ASSETS – 100.0%	**$544,747**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

(B) Rate shown is the yield to maturity at June 30, 2015.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$—	$365,417	$—
Municipal Obligations	—	143,270	—
United States Government and Government Agency Obligations	—	33,940	—
Total	$—	$542,627	$—

See Accompanying Notes to Financial Statements.

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**98.6%**
Financials	96.2%
Consumer Discretionary	1.2%
Information Technology	1.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.4%**

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Equity Residential	Financials	Residential REITs
Boston Properties, Inc.	Financials	Office REITs
AvalonBay Communities, Inc.	Financials	Residential REITs
Public Storage, Inc.	Financials	Specialized REITs
Essex Property Trust, Inc.	Financials	Residential REITs
Vornado Realty Trust	Financials	Office REITs
Health Care, Inc.	Financials	Health Care REITs
Host Hotels & Resorts, Inc.	Financials	Specialized REITs
General Growth Properties, Inc.	Financials	Retail REITs

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Hotels, Resorts & Cruise Lines – 1.2%		
Hilton Worldwide Holdings, Inc. (A)	20	$ 551
Total Consumer Discretionary – 1.2%		**551**
Financials		
Diversified REITs – 0.7%		
Liberty Property Trust	10	332
Health Care REITs – 4.8%		
HCP, Inc.	10	368
Health Care, Inc.	28	1,825
		2,193
Industrial REITs – 3.8%		
DCT Industrial Trust, Inc.	17	520
ProLogis	34	1,251
		1,771
Office REITs – 22.4%		
Alexandria Real Estate Equities, Inc.	16	1,408
Boston Properties, Inc.	19	2,251
Digital Realty Trust, Inc.	6	373
Duke Realty Corp.	58	1,068
Highwoods Properties, Inc.	14	551
Hudson Pacific Properties, Inc.	17	485
Kilroy Realty Corp.	8	557
Mack-Cali Realty Corp.	19	345
Paramount Group, Inc.	20	338
SL Green Realty Corp.	10	1,121
Vornado Realty Trust	20	1,889
		10,386
Residential REITs – 22.7%		
American Campus Communities, Inc.	15	577

COMMON STOCKS (Continued)	Shares	Value
Residential REITs (Continued)		
Apartment Investment and Management Co., Class A	18	$ 683
AvalonBay Communities, Inc.	13	2,136
Camden Property Trust	12	921
Equity Lifestyle Properties, Inc.	13	678
Equity Residential	35	2,429
Essex Property Trust, Inc. . . .	9	1,945
Mid-America Apartment Communities, Inc.	2	139
UDR, Inc.	31	1,005
		10,513
Retail REITs – 22.6%		
Acadia Realty Trust	20	592
Brixmor Property Group, Inc.	19	435
DDR Corp.	12	178
Federal Realty Investment Trust	10	1,268
General Growth Properties, Inc.	56	1,431
Kimco Realty Corp.	45	1,003
Kite Realty Group Trust	14	351
Simon Property Group, Inc.	26	4,556
Weingarten Realty Investors	20	667
		10,481
Specialized REITs – 19.2%		
Chesapeake Lodging Trust	12	350
CubeSmart	25	579
Extra Space Storage, Inc. . . .	15	972
Host Hotels & Resorts, Inc.	75	1,493
LaSalle Hotel Properties	5	188
Pebblebrook Hotel Trust . . .	17	733
Public Storage, Inc.	12	2,121
Strategic Hotels & Resorts, Inc. (A)	58	709

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs (Continued)		
Sunstone Hotel Investors, Inc.	28	$ 423
Ventas, Inc.	21	1,310
		8,878
Total Financials – 96.2%		**44,554**
Information Technology		
Internet Software & Services – 1.2%		
Equinix, Inc.	2	559
Total Information Technology – 1.2%		**559**
TOTAL COMMON STOCKS – 98.6%		**$45,664**
(Cost: $43,216)		

SHORT-TERM SECURITIES	Principal	
Master Note – 1.6%		
Toyota Motor Credit Corp., ... 0.140%, 7-1-15 (B)	$724	724
TOTAL SHORT-TERM SECURITIES – 1.6%		$ **724**
(Cost: $724)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$46,388**
(Cost: $43,940)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		**(84)**
NET ASSETS – 100.0%		**$46,304**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$45,664	$ —	$—
Short-Term Securities	—	724	—
Total	$45,664	$724	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Science and Technology

Asset Allocation

Stocks	**94.8%**
Information Technology	59.1%
Health Care	20.1%
Industrials	5.2%
Consumer Discretionary	5.1%
Telecommunication Services	1.9%
Utilities	1.4%
Financials	1.1%
Materials	0.6%
Consumer Staples	0.3%
Warrants	**0.1%**
Purchased Options	**0.0%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.1%**

Country Weightings

North America	**73.6%**
United States	73.6%
Europe	**11.1%**
Spain	3.5%
Other Europe	7.6%
Pacific Basin	**5.1%**
Other	**4.0%**
Israel	4.0%
Bahamas/Caribbean	**1.1%**
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	**5.1%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Alliance Data Systems Corp.	United States	Information Technology	Data Processing & Outsourced Services
Micron Technology, Inc.	United States	Information Technology	Semiconductors
Aspen Technology, Inc.	United States	Information Technology	Application Software
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services
ACI Worldwide, Inc.	United States	Information Technology	Application Software
Cerner Corp.	United States	Health Care	Health Care Technology
NXP Semiconductors N.V.	Netherlands	Information Technology	Semiconductors
Isis Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Tenet Healthcare Corp.	United States	Health Care	Health Care Facilities

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automobile Manufacturers – 1.9%		
Tesla Motors, Inc. (A)	44	$11,884
Consumer Electronics – 3.2%		
Garmin Ltd.	149	6,554
Harman International Industries, Inc.	110	13,119
		19,673
Total Consumer Discretionary – 5.1%		**31,557**
Consumer Staples		
Agricultural Products – 0.3%		
Arcadia Biosciences, Inc. (A)	299	1,907
Total Consumer Staples – 0.3%		**1,907**
Financials		
Office REITs – 0.9%		
QTS Realty Trust, Inc., Class A	159	5,785
Specialized REITs – 0.2%		
Communications Sales & Leasing, Inc.	54	1,323
Total Financials – 1.1%		**7,108**
Health Care		
Biotechnology – 8.7%		
Evogene Ltd. (A)	175	1,551
FibroGen, Inc. (A)	113	2,653
Isis Pharmaceuticals, Inc. (A)	318	18,318
PTC Therapeutics, Inc. (A) ...	70	3,379
Seres Therapeutics, Inc. (A)	17	693
Spark Therapeutics, Inc. (A)	12	705
Vertex Pharmaceuticals, Inc. (A)	216	26,721
		54,020
Health Care Equipment – 1.6%		
Avinger, Inc. (A)	133	1,721
Cardiovascular Systems, Inc. (A)	86	2,264
Intuitive Surgical, Inc. (A)	13	6,105
		10,090
Health Care Facilities – 2.9%		
Tenet Healthcare Corp. (A)	312	18,082
Health Care Technology – 3.2%		
Cerner Corp. (A)	284	19,634
Life Sciences Tools & Services – 1.4%		
PRA Health Sciences, Inc. (A)	228	8,288

COMMON STOCKS (Continued)	Shares	Value
Pharmaceuticals – 2.3%		
Teva Pharmaceutical Industries Ltd. ADR	242	$ 14,314
Total Health Care – 20.1%		**124,428**
Industrials		
Building Products – 0.8%		
Advanced Drainage Systems, Inc.	172	5,036
Construction & Engineering – 2.1%		
Abengoa S.A., Class B (B)	1,361	4,279
Abengoa S.A., Class B ADR	560	8,903
		13,182
Industrial Machinery – 2.3%		
Pentair, Inc.	206	14,142
Total Industrials – 5.2%		**32,360**
Information Technology		
Application Software – 11.2%		
ACI Worldwide, Inc. (A)	809	19,872
Aspen Technology, Inc. (A)	669	30,459
Globant S.A. (A)	110	3,336
Mobileye N.V. (A)	166	8,810
Silver Spring Networks, Inc. (A)	552	6,854
		69,331
Communications Equipment – 0.7%		
Ruckus Wireless, Inc. (A) ...	398	4,116
Data Processing & Outsourced Services – 13.5%		
Alliance Data Systems Corp. (A)	112	32,814
Euronet Worldwide, Inc. (A)(C)	377	23,249
EVERTEC, Inc.	227	4,813
QIWI plc ADR	223	6,244
WNS (Holdings) Ltd. ADR (A)	604	16,146
		83,266
Electronic Components – 1.9%		
Universal Display Corp. (A)	229	11,862
Electronic Equipment & Instruments – 0.8%		
FLIR Systems, Inc.	168	5,166
Internet Software & Services – 7.7%		
21Vianet Group, Inc. ADR (A)	176	3,603
Alibaba Group Holding Ltd. ADR (A)	70	5,784
Baidu.com, Inc. ADR (A) ...	15	2,906

COMMON STOCKS (Continued)	Shares	Value
Internet Software & Services (Continued)		
Facebook, Inc., Class A (A)	150	$ 12,839
Google, Inc., Class A (A) ...	13	7,236
Google, Inc., Class C (A) ...	18	9,283
Twitter, Inc. (A)	167	6,060
		47,711
IT Consulting & Other Services – 2.3%		
Acxiom Corp. (A)	654	11,503
Virtusa Corp. (A)	56	2,868
		14,371
Semiconductor Equipment – 1.1%		
Nanometrics, Inc. (A)	154	2,481
Photronics, Inc. (A)	473	4,495
		6,976
Semiconductors – 17.5%		
Cypress Semiconductor Corp.	766	9,010
Dialog Semiconductor plc (A)(B)	139	7,493
Marvell Technology Group Ltd.	506	6,669
Micron Technology, Inc. (A)	1,679	31,623
Microsemi Corp. (A)	451	15,752
NXP Semiconductors N.V. (A)	198	19,404
Rambus, Inc. (A)	667	9,658
Semtech Corp. (A)	367	7,293
Silicon Laboratories, Inc. (A)	26	1,388
		108,290
Systems Software – 2.4%		
Microsoft Corp.	331	14,614
Total Information Technology – 59.1%		**365,703**
Materials		
Commodity Chemicals – 0.5%		
BioAmber, Inc. (A)	369	3,172
Fertilizers & Agricultural Chemicals – 0.1%		
Marrone Bio Innovations, Inc. (A)	280	553
Total Materials – 0.6%		**3,725**
Telecommunication Services		
Alternative Carriers – 1.4%		
Zayo Group Holdings, Inc. (A)	324	8,320
Integrated Telecommunication Services – 0.5%		
China Unicom Ltd. (B)	2,080	3,274
Total Telecommunication Services – 1.9%		**11,594**

COMMON STOCKS

(Continued)	Shares	Value
Utilities		
Renewable Electricity – 1.4%		
Abengoa Yield plc	159	$ 4,989
Abengoa Yield plc (D)	111	3,413
		8,402
Total Utilities – 1.4%		**8,402**
TOTAL COMMON STOCKS – 94.8%		**$586,784**
(Cost: $380,050)		

WARRANTS

	Shares	Value
Commodity Chemicals – 0.1%		
BioAmber, Inc. (E)	201	386
TOTAL WARRANTS – 0.1%		**$ 386**
(Cost: $24)		

PURCHASED OPTIONS

	Number of Contracts (Unrounded)	Value
Apple, Inc.:		
Call $135.00, Expires 7-17-15, OTC (Ctrpty: Citibank N.A.)	1,725	$ 18
Call $135.00, Expires 8-21-15, OTC (Ctrpty: Citibank N.A.)	352	46
Call $140.00, Expires 8-21-15, OTC (Ctrpty: Citibank N.A.)	352	21
TOTAL PURCHASED OPTIONS – 0.0%		**$ 85**
(Cost: $849)		

SHORT-TERM SECURITIES

	Principal	
Commercial Paper (F) – 4.5%		
Army & Air Force Exchange Service, 0.100%, 7-10-15 . . .	$10,000	9,999
General Mills, Inc., 0.360%, 7-6-15	5,000	5,000

SHORT-TERM SECURITIES

(Continued)	Principal	Value
Commercial Paper (F) (Continued)		
Kroger Co. (The), 0.300%, 7-1-15	$8,157	$ 8,157
Unilever Capital Corp. (GTD by Unilever N.V.), 0.160%, 7-6-15	5,000	5,000
		28,156
Master Note – 0.6%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (G) . . .	3,553	3,553
TOTAL SHORT-TERM SECURITIES – 5.1%		**$ 31,709**
(Cost: $31,709)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$618,964**
(Cost: $412,632)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(33)
NET ASSETS – 100.0%		**$618,931**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) All or a portion of securities with an aggregate value of $494 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2015 the total value of these securities amounted to $3,413 or 0.6% of net assets.

(E) Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(F) Rate shown is the yield to maturity at June 30, 2015.

(G) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2015 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Apple, Inc.	Citibank N.A.	Put	1,725	July 2015	$120.00	$508	$ (89)
	Citibank N.A.	Put	352	August 2015	120.00	70	(91)
	Citibank N.A.	Put	352	August 2015	125.00	119	(162)
	Citibank N.A.	Call	704	August 2015	155.00	22	(5)
						$719	$(347)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 31,557	$ —	$—
Consumer Staples	1,907	—	—
Financials	7,108	—	—
Health Care	124,428	—	—
Industrials	32,360	—	—
Information Technology	365,703	—	—
Materials	3,725	—	—
Telecommunication Services	11,594	—	—
Utilities	4,989	3,413	—
Total Common Stocks	$583,371	$ 3,413	$—
Warrants	386	—	—
Purchased Options	—	85	—
Short-Term Securities	—	31,709	—
Total	$583,757	$35,207	$—
Liabilities			
Written Options	$ —	$ 347	$—

During the period ended June 30, 2015, securities totaling $15,703 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trust

Country Diversification

(as a % of net assets)	
United States	73.6%
Israel	4.0%
Spain	3.5%
Netherlands	3.1%
India	2.6%
China	2.5%
United Kingdom	2.3%
Germany	1.2%
Bermuda	1.1%
Cyprus	1.0%
Other+	5.1%

+Includes options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Small Cap Growth

Asset Allocation

Stocks	**96.0%**
Information Technology	27.6%
Health Care	26.8%
Consumer Discretionary	22.1%
Industrials	7.9%
Financials	7.7%
Energy	3.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.0%**

Top 10 Equity Holdings

Company	Sector	Industry
Skechers USA, Inc.	Consumer Discretionary	Footwear
Portfolio Recovery Associates, Inc.	Financials	Consumer Finance
Integrated Device Technology, Inc.	Information Technology	Semiconductors
Apogee Enterprises, Inc.	Industrials	Building Products
DexCom, Inc.	Health Care	Health Care Equipment
Lithia Motors, Inc.	Consumer Discretionary	Automotive Retail
ExamWorks Group, Inc.	Health Care	Health Care Services
Akorn, Inc.	Health Care	Pharmaceuticals
Tyler Technologies, Inc.	Information Technology	Application Software
ZS Pharma, Inc.	Health Care	Pharmaceuticals

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.7%		
Boot Barn Holdings, Inc. (A)	137	$ 4,387
Francesca's Holdings Corp. (A)	279	3,761
		8,148
Auto Parts & Equipment – 3.5%		
Gentherm, Inc. (A)	154	8,470
Motorcar Parts of America, Inc. (A)	267	8,046
		16,516
Automotive Retail – 2.6%		
Lithia Motors, Inc.	109	12,286
Consumer Electronics – 1.5%		
Harman International Industries, Inc.	58	6,954
Footwear – 3.9%		
Skechers USA, Inc. (A)	169	18,607
Homebuilding – 1.1%		
LGI Homes, Inc. (A)	261	5,169
Internet Retail – 1.2%		
NutriSystem, Inc.	230	5,727
Leisure Facilities – 2.2%		
Vail Resorts, Inc.	97	10,549
Movies & Entertainment – 1.0%		
IMAX Corp. (A)	113	4,543
Restaurants – 1.3%		
Carrols Restaurant Group, Inc. (A)	174	1,808
Red Robin Gourmet Burgers, Inc. (A)	54	4,634
		6,442
Specialized Consumer Services – 2.1%		
LifeLock, Inc. (A)	622	10,196
Total Consumer Discretionary – 22.1%		105,137
Energy		
Oil & Gas Storage & Transportation – 3.9%		
Sunoco, Inc.	93	4,222
Tallgrass Energy GP L.P., Class A (A)	260	8,365
Targa Resources Corp.	68	6,080
		18,667
Total Energy – 3.9%		18,667

COMMON STOCKS (Continued)	Shares	Value
Financials		
Consumer Finance – 3.3%		
Portfolio Recovery Associates, Inc. (A)	251	$15,666
Regional Banks – 3.4%		
Cathay General Bancorp	188	6,097
Columbia Banking System, Inc.	199	6,479
Talmer Bancorp, Inc., Class A	218	3,648
		16,224
Thrifts & Mortgage Finance – 1.0%		
LendingTree, Inc. (A)	61	4,787
Total Financials – 7.7%		36,677
Health Care		
Biotechnology – 3.5%		
Exact Sciences Corp. (A)	159	4,723
Insys Therapeutics, Inc. (A)	237	8,520
KYTHERA Biopharmaceuticals, Inc. (A)	49	3,677
		16,920
Health Care Equipment – 8.5%		
AtriCure, Inc. (A)	428	10,546
Cyberonics, Inc. (A)	70	4,187
DexCom, Inc. (A)	160	12,792
Entellus Medical, Inc. (A)	88	2,269
K2M Group Holdings, Inc. (A)	436	10,468
		40,262
Health Care Facilities – 3.1%		
Acadia Healthcare Co., Inc. (A)	125	9,813
Surgical Care Affiliates, Inc. (A)	128	4,895
		14,708
Health Care Services – 2.5%		
ExamWorks Group, Inc. (A)	306	11,957
Health Care Supplies – 3.9%		
Align Technology, Inc. (A)	81	5,078
LDR Holding Corp. (A)	129	5,572
Spectranetics Corp. (The) (A)	135	3,110
Vascular Solutions, Inc. (A)	136	4,705
		18,465
Pharmaceuticals – 5.3%		
Akorn, Inc. (A)	255	11,130
Revance Therapeutics, Inc. (A)	110	3,529

COMMON STOCKS (Continued)	Shares	Value
Pharmaceuticals (Continued)		
ZS Pharma, Inc. (A)	206	$ 10,792
		25,451
Total Health Care – 26.8%		127,763
Industrials		
Aerospace & Defense – 0.9%		
Huntington Ingalls Industries, Inc.	38	4,250
Air Freight & Logistics – 0.9%		
Forward Air Corp.	87	4,568
Building Products – 2.8%		
Apogee Enterprises, Inc.	252	13,289
Construction Machinery & Heavy Trucks – 1.0%		
Astec Industries, Inc.	110	4,613
Human Resource & Employment Services – 1.1%		
WageWorks, Inc. (A)	129	5,199
Industrial Machinery – 1.2%		
Barnes Group, Inc.	143	5,588
Total Industrials – 7.9%		37,507
Information Technology		
Application Software – 8.5%		
Bottomline Technologies (de), Inc. (A)	201	5,579
BroadSoft, Inc. (A)	172	5,932
Paycom Software, Inc. (A)	140	4,778
Synchronoss Technologies, Inc. (A)	206	9,414
Tyler Technologies, Inc. (A)	85	10,965
Ultimate Software Group, Inc. (The) (A)	22	3,617
		40,285
Communications Equipment – 0.8%		
Ruckus Wireless, Inc. (A)	374	3,865
Electronic Components – 0.5%		
Universal Display Corp. (A)	45	2,344
Electronic Equipment & Instruments – 0.7%		
Fitbit, Inc., Class A (A)	88	3,345
Electronic Manufacturing Services – 2.8%		
IPG Photonics Corp. (A)	96	8,173
Methode Electronics, Inc.	192	5,283
		13,456

COMMON STOCKS (Continued)	Shares	Value
Internet Software & Services – 4.1%		
Alarm.com Holdings, Inc. (A)	5	$ 77
Demandware, Inc. (A)	115	8,159
Gogo, Inc. (A)	237	5,083
Textura Corp. (A)	222	6,189
		19,508
Semiconductors – 6.6%		
Ambarella, Inc. (A)	60	6,202
Atmel Corp.	493	4,860
Integrated Device Technology, Inc. (A)	638	13,838
Silicon Motion Technology Corp. ADR	188	6,521
		31,421
Systems Software – 1.0%		
Barracuda Networks, Inc. (A)	123	4,853
Technology Hardware, Storage & Peripherals – 2.6%		
Super Micro Computer, Inc. (A)	107	3,153

COMMON STOCKS (Continued)	Shares	Value
Technology Hardware, Storage & Peripherals (Continued)		
Synaptics, Inc. (A)	106	$ 9,151
		12,304
Total Information Technology – 27.6%		131,381
TOTAL COMMON STOCKS – 96.0%		$457,132
(Cost: $343,453)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 2.9%		
John Deere Canada ULC (GTD by Deere & Co.), 0.130%, 8-11-15	$5,000	4,999
Northern Illinois Gas Co., 0.300%, 7-1-15	3,797	3,797
Novartis Finance Corp. (GTD by Novartis AG), 0.080%, 7-7-15	5,000	5,000
		13,796

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.8%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (C)	$3,973	$ 3,973
TOTAL SHORT-TERM SECURITIES – 3.7%		$ 17,769
(Cost: $17,769)		
TOTAL INVESTMENT SECURITIES – 99.7%		$474,901
(Cost: $361,222)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		1,271
NET ASSETS – 100.0%		$476,172

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$457,132	$ —	$—
Short-Term Securities	—	17,769	—
Total	$457,132	$17,769	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**98.2%**
Financials	32.2%
Consumer Discretionary	15.2%
Industrials	14.7%
Materials	12.2%
Consumer Staples	6.9%
Information Technology	6.6%
Energy	4.4%
Health Care	3.9%
Utilities	2.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.8%**

Top 10 Equity Holdings

Company	Sector	Industry
B&G Foods, Inc.	Consumer Staples	Packaged Foods & Meats
Matson, Inc.	Industrials	Marine
Webster Financial Corp.	Financials	Regional Banks
Cytec Industries, Inc.	Materials	Specialty Chemicals
Krispy Kreme Doughnuts, Inc.	Consumer Discretionary	Restaurants
First Horizon National Corp.	Financials	Regional Banks
Western Alliance Bancorporation	Financials	Regional Banks
Carmike Cinemas, Inc.	Consumer Discretionary	Movies & Entertainment
Masonite International Corp.	Industrials	Building Products
SVB Financial Group	Financials	Regional Banks

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.8%		
Men's Wearhouse, Inc. (The)	98	$ 6,281
Automotive Retail – 1.8%		
Monro Muffler Brake, Inc. . . .	99	6,160
Consumer Electronics – 1.5%		
Harman International Industries, Inc.	45	5,388
Homebuilding – 0.2%		
Beazer Homes USA, Inc. (A)	42	838
Internet Retail – 2.3%		
FTD Co., Inc. (A)	101	2,841
NutriSystem, Inc.	203	5,041
		7,882
Movies & Entertainment – 4.7%		
Carmike Cinemas, Inc. (A) . . .	362	9,595
DreamWorks Animation SKG, Inc., Class A (A)	255	6,725
		16,320
Restaurants – 2.9%		
Krispy Kreme Doughnuts, Inc. (A)	519	9,998
Total Consumer Discretionary – 15.2%		**52,867**
Consumer Staples		
Food Retail – 1.3%		
Smart & Final Stores, Inc. (A)	239	4,276
Packaged Foods & Meats – 5.6%		
B&G Foods, Inc.	530	15,135
Diamond Foods, Inc. (A)	141	4,413
		19,548
Total Consumer Staples – 6.9%		**23,824**
Energy		
Oil & Gas Equipment & Services – 1.2%		
Frank's International N.V. . . .	85	1,598
Superior Energy Services, Inc.	130	2,731
		4,329
Oil & Gas Exploration & Production – 0.5%		
Laredo Petroleum Holdings, Inc. (A)	148	1,862
Oil & Gas Refining & Marketing – 1.1%		
Delek U.S. Holdings, Inc.	101	3,733

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Storage & Transportation – 1.6%		
Sunoco, Inc.	121	$ 5,477
Total Energy – 4.4%		**15,401**
Financials		
Asset Management & Custody Banks – 0.5%		
Janus Capital Group, Inc. . .	104	1,779
Consumer Finance – 2.4%		
JG Wentworth Co. (A)	102	941
Portfolio Recovery Associates, Inc. (A)	122	7,577
		8,518
Investment Banking & Brokerage – 1.5%		
Greenhill & Co., Inc.	128	5,286
Office REITs – 1.5%		
Corporate Office Properties Trust	151	3,565
Highwoods Properties, Inc.	44	1,766
		5,331
Property & Casualty Insurance – 2.0%		
Argo Group International Holdings Ltd.	122	6,782
Real Estate Operating Companies – 0.5%		
Forest City Enterprises, Inc., Class A (A)	76	1,675
Regional Banks – 16.9%		
First Horizon National Corp.	635	9,949
PrivateBancorp, Inc.	192	7,634
SVB Financial Group (A) . . .	63	9,042
Synovus Financial Corp.	256	7,882
Talmer Bancorp, Inc., Class A	217	3,628
Webster Financial Corp.	270	10,686
Western Alliance Bancorporation (A)	291	9,824
		58,645
Reinsurance – 3.9%		
Endurance Specialty Holdings Ltd.	91	6,005
Reinsurance Group of America, Inc.	79	7,485
		13,490
Retail REITs – 1.4%		
Kite Realty Group Trust	193	4,733
Specialized REITs – 1.6%		
LaSalle Hotel Properties	97	3,443
Strategic Hotels & Resorts, Inc. (A)	181	2,195
		5,638
Total Financials – 32.2%		**111,877**

COMMON STOCKS (Continued)	Shares	Value
Health Care		
Health Care Facilities – 3.6%		
HealthSouth Corp.	94	$ 4,335
LifePoint Health, Inc. (A)	92	8,037
		12,372
Health Care Supplies – 0.3%		
Halyard Health, Inc. (A)	25	996
Total Health Care – 3.9%		**13,368**
Industrials		
Building Products – 3.9%		
Continental Building Products, Inc. (A)	209	4,429
Masonite International Corp. (A)	132	9,262
		13,691
Commercial Printing – 1.0%		
Deluxe Corp.	56	3,460
Diversified Support Services – 1.6%		
G&K Services, Inc. (A)	79	5,473
Industrial Machinery – 1.8%		
CLARCOR, Inc.	45	2,801
Woodward, Inc.	63	3,442
		6,243
Marine – 4.5%		
Kirby Corp. (A)	43	3,296
Matson, Inc.	293	12,319
		15,615
Office Services & Supplies – 1.9%		
Avery Dennison Corp.	110	6,691
Total Industrials – 14.7%		**51,173**
Information Technology		
Electronic Manufacturing Services – 1.1%		
Plexus Corp. (A)	91	4,002
Home Entertainment Software – 1.9%		
Take-Two Interactive Software, Inc. (A)	241	6,650
Semiconductor Equipment – 0.9%		
Teradyne, Inc.	167	3,220
Semiconductors – 1.2%		
Fairchild Semiconductor International, Inc. (A)	237	4,124
Technology Distributors – 1.5%		
Ingram Micro, Inc., Class A (A)	109	2,723
Insight Enterprises, Inc. (A) . .	79	2,354
		5,077
Total Information Technology – 6.6%		**23,073**

COMMON STOCKS (Continued)	Shares	Value
Materials		
Aluminum – 1.6%		
Kaiser Aluminum Corp.	66	$5,507
Commodity Chemicals – 0.6%		
Axiall Corp.	59	2,114
Fertilizers & Agricultural Chemicals – 1.9%		
Scotts Miracle-Gro Co. (The)	110	6,515
Forest Products – 2.2%		
Boise Cascade Co. (A)	133	4,871
Louisiana-Pacific Corp. (A) . . .	154	2,624
		7,495
Paper Products – 1.9%		
Schweitzer-Mauduit International, Inc.	169	6,724

COMMON STOCKS (Continued)	Shares	Value
Specialty Chemicals – 4.0%		
Cytec Industries, Inc.	174	$ 10,521
Flotek Industries, Inc. (A)	275	3,441
		13,962
Total Materials – 12.2%		**42,317**
Utilities		
Electric Utilities – 0.9%		
Great Plains Energy, Inc. . .	135	3,270
Gas Utilities – 1.2%		
Southwest Gas Corp.	78	4,130
Total Utilities – 2.1%		**7,400**
TOTAL COMMON STOCKS – 98.2%		**$341,300**
(Cost: $312,693)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 1.7%		
National Oilwell Varco, Inc., 0.190%, 7-16-15	$3,000	$ 3,000
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank), 0.150%, 7-20-15	3,000	3,000
		6,000
Master Note – 1.3%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (C) . . .	4,493	4,493
TOTAL SHORT-TERM SECURITIES – 3.0%		**$ 10,493**
(Cost: $10,492)		
TOTAL INVESTMENT SECURITIES – 101.2%		**$351,793**
(Cost: $323,185)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.2)%		**(4,116)**
NET ASSETS – 100.0%		**$347,677**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2015.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$341,300	$ —	$—
Short-Term Securities	—	10,493	—
Total	$341,300	$10,493	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS
Value

Asset Allocation

Stocks	**97.0%**
Financials	26.8%
Consumer Discretionary	20.5%
Health Care	14.3%
Information Technology	12.5%
Consumer Staples	9.9%
Energy	7.4%
Utilities	3.0%
Materials	2.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.0%**

Top 10 Equity Holdings

Company	Sector	Industry
American International Group, Inc.	Financials	Multi-Line Insurance
Citigroup, Inc.	Financials	Other Diversified Financial Services
Capital One Financial Corp.	Financials	Consumer Finance
Time Warner Cable, Inc.	Consumer Discretionary	Cable & Satellite
Microsoft Corp.	Information Technology	Systems Software
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
HCA Holdings, Inc.	Health Care	Health Care Facilities
Las Vegas Sands, Inc.	Consumer Discretionary	Casinos & Gaming
Marathon Petroleum Corp.	Energy	Oil & Gas Refining & Marketing

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 3.1%		
Magna International, Inc. . . .	222	$12,446
Cable & Satellite – 7.3%		
Comcast Corp., Class A	184	11,066
Time Warner Cable, Inc.	104	18,512
		29,578
Casinos & Gaming – 3.2%		
Las Vegas Sands, Inc.	245	12,853
Department Stores – 2.5%		
Macy's, Inc.	152	10,242
Homebuilding – 2.0%		
Pulte Homes, Inc.	404	8,143
Hotels, Resorts & Cruise Lines – 2.4%		
Wyndham Worldwide Corp.	119	9,723
Total Consumer Discretionary – 20.5%		**82,985**
Consumer Staples		
Agricultural Products – 1.3%		
Ingredion, Inc.	63	5,052
Brewers – 2.0%		
Molson Coors Brewing Co., Class B (A)	117	8,182
Drug Retail – 1.0%		
CVS Caremark Corp.	40	4,153
Soft Drinks – 2.5%		
Coca-Cola Enterprises, Inc. . .	237	10,291
Tobacco – 3.1%		
Philip Morris International, Inc.	155	12,434
Total Consumer Staples – 9.9%		**40,112**
Energy		
Oil & Gas Refining & Marketing – 4.4%		
Marathon Petroleum Corp. (A)	242	12,664
NuStar Energy L.P.	88	5,241
		17,905
Oil & Gas Storage & Transportation – 3.0%		
MarkWest Energy Partners L.P.	108	6,111
VTTI Energy Partners L.P. . . .	245	6,145
		12,256
Total Energy – 7.4%		**30,161**

COMMON STOCKS (Continued)	Shares	Value
Financials		
Asset Management & Custody Banks – 2.0%		
State Street Corp.	107	$ 8,239
Consumer Finance – 4.7%		
Capital One Financial Corp.	218	19,134
Life & Health Insurance – 2.2%		
MetLife, Inc.	157	8,790
Multi-Line Insurance – 6.3%		
American International Group, Inc.	412	25,458
Other Diversified Financial Services – 8.3%		
Citigroup, Inc. (A)	357	19,743
JPMorgan Chase & Co.	206	13,972
		33,715
Regional Banks – 0.7%		
First Republic Bank	46	2,918
Reinsurance – 2.6%		
Reinsurance Group of America, Inc.	110	10,407
Total Financials – 26.8%		**108,661**
Health Care		
Biotechnology – 2.4%		
Amgen, Inc.	65	9,963
Health Care Facilities – 3.2%		
HCA Holdings, Inc. (B)	143	12,973
Managed Health Care – 5.0%		
Aetna, Inc.	55	7,036
Anthem, Inc.	29	4,776
Humana, Inc.	44	8,455
		20,267
Pharmaceuticals – 3.7%		
Teva Pharmaceutical Industries Ltd. ADR	251	14,840
Total Health Care – 14.3%		**58,043**
Information Technology		
Semiconductor Equipment – 1.5%		
Lam Research Corp.	75	6,109
Semiconductors – 2.1%		
Micron Technology, Inc. (B)	461	8,687
Systems Software – 3.8%		
Microsoft Corp.	346	15,294

COMMON STOCKS (Continued)	Shares	Value
Technology Hardware, Storage & Peripherals – 5.1%		
SanDisk Corp. (A)	166	$ 9,641
Western Digital Corp. . . .	139	10,901
		20,542
Total Information Technology – 12.5%		**50,632**
Materials		
Diversified Chemicals – 2.6%		
Dow Chemical Co. (The)	205	10,490
Total Materials – 2.6%		**10,490**
Utilities		
Electric Utilities – 3.0%		
Exelon Corp.	386	12,112
Total Utilities – 3.0%		**12,112**
TOTAL COMMON STOCKS – 97.0%		**$393,196**
(Cost: $364,217)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 3.2%		
Air Products and Chemicals, Inc., 0.130%, 7-24-15	$5,000	5,000
General Mills, Inc., 0.360%, 7-6-15	5,000	5,000
Mondelez International, Inc., 0.290%, 7-21-15	3,000	2,999
		12,999
Master Note – 1.2%		
Toyota Motor Credit Corp., 0.140%, 7-1-15 (D) . . .	5,020	5,020
TOTAL SHORT-TERM SECURITIES – 4.4%		**$ 18,019**
(Cost: $18,019)		
TOTAL INVESTMENT SECURITIES – 101.4%		**$411,215**
(Cost: $382,236)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.4)%		**(5,769)**
NET ASSETS – 100.0%		**$405,446**

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $9,703 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B) No dividends were paid during the preceding 12 months.

(C) Rate shown is the yield to maturity at June 30, 2015.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2015 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
First Republic Bank	N/A	Put	341	August 2015	$55.00	$ 22	$ (11)
	N/A	Put	134	November 2015	55.00	16	(14)
Ingredion, Inc.	N/A	Put	203	August 2015	80.00	33	(53)
JPMorgan Chase & Co.	N/A	Put	305	August 2015	62.50	16	(17)
Marathon Petroleum Corp.	N/A	Call	336	July 2015	47.50	171	(170)
Molson Coors Brewing Co., Class B	N/A	Call	590	July 2015	90.00	42	(4)
NuStar Energy L.P.	N/A	Put	267	August 2015	60.00	35	(78)
	N/A	Put	267	September 2015	60.00	46	(88)
VTTI Energy Partners L.P.	N/A	Put	418	July 2015	22.50	31	(6)
						$412	$(441)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$393,196	$ —	$—
Short-Term Securities	—	18,019	—
Total	$393,196	$18,019	$—
Liabilities			
Written Options	$ 105	$ 336	$—

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate - Managed Volatility	Pathfinder Moderately Aggressive - Managed Volatility
ASSETS							
Investments in affiliated securities at market value+	$87,887	$120,012	$933,617	$1,113,475	$288,365	$289,841	$54,556
Investments in unaffiliated securities at value+	466	545	305	312	578	10,075	1,756
Investments at Market Value	88,353	120,557	933,922	1,113,787	288,943	299,916	56,312
Cash	1	1	1	1	1	1	1
Restricted cash	—	—	—	—	—	304	60
Investment securities sold receivable	134	55	295	288	22	—	—
Dividends and interest receivable	—*	—*	—*	—*	—*	1	—*
Capital shares sold receivable	92	27	2,445	19	11	1,027	176
Prepaid and other assets	—	—	—	—	8	—	—
Total Assets	88,580	120,640	936,663	1,114,095	288,985	301,249	56,549
LIABILITIES							
Investment securities purchased payable	—	—	—	—	—	1,090	65
Capital shares redeemed payable	1	61	21	944	657	8	2
Independent Trustees and Chief Compliance Officer fees payable	6	6	40	47	13	2	1
Shareholder servicing payable	1	—*	4	4	1	1	—*
Investment management fee payable	—	—	—	—	—	2	—*
Accounting services fee payable	2	3	13	14	5	5	2
Variation margin payable	—	—	—	—	—	13	3
Other liabilities	1	2	7	9	—	2	1
Total Liabilities	11	72	85	1,018	676	1,123	74
Total Net Assets	$88,569	$120,568	$936,578	$1,113,077	$288,309	$300,126	$56,475
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$80,721	$113,144	$844,561	$ 985,905	$265,263	$295,703	$55,780
Undistributed net investment income	1,200	1,330	11,377	16,610	3,459	2,968	678
Accumulated net realized gain	7,559	6,823	65,895	87,515	18,477	17,037	3,715
Net unrealized appreciation (depreciation)	(911)	(729)	14,745	23,047	1,110	(15,582)	(3,698)
Total Net Assets	$88,569	$120,568	$936,578	$1,113,077	$288,309	$300,126	$56,475
CAPITAL SHARES OUTSTANDING	16,867	23,063	171,503	196,110	53,329	54,336	10,370
NET ASSET VALUE PER SHARE	$5.25	$5.23	$5.46	$5.68	$5.41	$5.52	$5.45
+COST							
Investments in affiliated securities at cost	$88,798	$120,741	$918,872	$1,090,428	$287,255	$305,465	$58,269
Investments in unaffiliated securities at cost	466	545	305	312	578	10,075	1,756

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Pathfinder Moderately Conservative - Managed Volatility	Asset Strategy[1]	Balanced	Bond	Core Equity	Dividend Opportunities	Energy
ASSETS							
Investments in affiliated securities at market value+	$39,216	$ 32,963	$ —	$ —	$ —	$ —	$ —
Investments in unaffiliated securities at value+	1,286	1,442,306	409,598	295,456	485,210	501,148	133,780
Bullion at value+	—	46,237	—	—	—	—	—
Investments at Market Value	40,502	1,521,506	409,598	295,456	485,210	501,148	133,780
Cash	1	1,007	1	1	1	1	1
Cash denominated in foreign currencies at value+	—	1	—	—	—	—	—
Restricted cash	55	—	—	—	—	—	—
Investment securities sold receivable	—	—	—	1,972	4,168	6,098	—
Dividends and interest receivable	1	4,426	1,195	2,355	516	888	50
Capital shares sold receivable	1	1,376	5	1	10	222	219
Unrealized appreciation on forward foreign currency contracts	—	517	—	—	—	—	—
Prepaid and other assets	—	—	—	—*	—	—	—
Total Assets	40,560	1,528,833	410,799	299,785	489,905	508,357	134,050
LIABILITIES							
Investment securities purchased payable	70	7,307	—	—	5,822	—	—
Capital shares redeemed payable	4	1,000	361	206	415	243	26
Independent Trustees and Chief Compliance Officer fees payable	—*	149	78	83	170	29	5
Distribution and service fees payable	—	10	3	2	3	3	1
Shareholder servicing payable	—*	7	1	1	2	2	1
Investment management fee payable	—*	28	—	4	9	10	3
Accounting services fee payable	1	21	10	8	11	11	5
Unrealized depreciation on forward foreign currency contracts	—	686	—	—	—	—	—
Variation margin payable	3	535	—	—	—	—	—
Written options at value+	—	6,789	—	—	—	—	—
Other liabilities	1	32	1	5	6	6	3
Total Liabilities	79	16,564	454	309	6,438	304	44
Total Net Assets	$40,481	$1,512,269	$410,345	$299,476	$483,467	$508,053	$134,006
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$39,984	$1,454,066	$318,690	$296,061	$386,491	$415,265	$137,344
Undistributed (distributions in excess of) net investment income	358	20,485	2,399	2,879	871	3,479	(34)
Accumulated net realized gain (loss)	2,071	(8,422)	29,041	1,567	37,793	20,726	(5,987)
Net unrealized appreciation (depreciation)	(1,932)	46,140	60,215	(1,031)	58,312	68,583	2,683
Total Net Assets	$40,481	$1,512,269	$410,345	$299,476	$483,467	$508,053	$134,006
CAPITAL SHARES OUTSTANDING	7,550	166,910	45,836	57,835	40,439	64,361	20,512
NET ASSET VALUE PER SHARE	$5.36	$9.06	$8.95	$5.18	$11.96	$7.89	$6.53
+COST							
Investments in affiliated securities at cost	$41,162	$ 41,465	$ —	$ —	$ —	$ —	$ —
Investments in unaffiliated securities at cost	1,286	1,381,524	349,383	296,487	426,898	432,565	131,097
Bullion at cost	—	48,038	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	1	—	—	—	—	—
Written options premiums received at cost	—	3,395	—	—	—	—	—

*Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Global Bond	Global Growth	Global Natural Resources	Growth	High Income	International Core Equity	Limited-Term Bond
ASSETS							
Investments in unaffiliated securities at value+	$19,285	$497,927	$145,522	$883,970	$825,842	$739,379	$393,722
Investments at Market Value	19,285	497,927	145,522	883,970	825,842	739,379	393,722
Cash	2	1	1	1	2,159	1	1
Cash denominated in foreign currencies at value+	—	1	—	—	7	1	—
Restricted cash	—	—	—	—	—	21	—
Investment securities sold receivable	4	13,522	—*	—	2,096	552	—
Dividends and interest receivable	209	1,113	123	364	12,262	2,832	2,898
Capital shares sold receivable	27	188	76	218	259	351	262
Unrealized appreciation on forward foreign currency contracts	—	—	51	—	67	—	—
Prepaid and other assets	—	—	—	1	—*	—	—
Total Assets	19,527	512,752	145,773	884,554	842,692	743,137	396,883
LIABILITIES							
Investment securities purchased payable	92	9,476	12	—	2,479	2,026	—
Capital shares redeemed payable	2	116	166	462	1,018	214	102
Independent Trustees and Chief Compliance Officer fees payable	1	59	18	252	54	77	12
Distribution and service fees payable	—*	4	1	6	6	5	3
Shareholder servicing payable	—*	2	1	3	2	3	2
Investment management fee payable	—	11	4	16	13	17	5
Accounting services fee payable	1	11	5	18	17	14	10
Unrealized depreciation on forward foreign currency contracts	6	—	255	—	58	132	—
Other liabilities	1	11	4	10	32	22	6
Total Liabilities	103	9,690	466	767	3,679	2,510	140
Total Net Assets	$19,424	$503,062	$145,307	$883,787	$839,013	$740,627	$396,743
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$20,154	$436,217	$182,429	$586,837	$852,509	$691,379	$396,827
Undistributed (distributions in excess of) net investment income	336	1,650	349	(354)	27,910	2,717	2,998
Accumulated net realized gain (loss)	(391)	20,701	(29,651)	45,260	(5,558)	25,581	(4,269)
Net unrealized appreciation (depreciation)	(675)	44,494	(7,820)	252,044	(35,848)	20,950	1,187
Total Net Assets	$19,424	$503,062	$145,307	$883,787	$839,013	$740,627	$396,743
CAPITAL SHARES OUTSTANDING	3,950	57,126	30,689	78,750	229,489	44,036	81,587
NET ASSET VALUE PER SHARE	$4.92	$8.81	$4.73	$11.22	$3.66	$16.82	$4.86
+COST							
Investments in unaffiliated securities at cost	$19,954	$453,337	$153,138	$631,926	$861,551	$718,263	$392,535
Cash denominated in foreign currencies at cost	—	1	—	—	7	1	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES
Ivy Funds VIP

(In thousands, except per share amounts)	Micro Cap Growth	Mid Cap Growth	Money Market	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value
ASSETS							
Investments in unaffiliated securities at value+	$71,625	$598,696	$542,627	$46,388	$618,964	$474,901	$351,793
Investments at Market Value	71,625	598,696	542,627	46,388	618,964	474,901	351,793
Cash	1	525	4	1	1	1	1
Investment securities sold receivable	4	742	—	109	205	1,304	3,740
Dividends and interest receivable	29	301	163	155	203	60	350
Capital shares sold receivable	1	415	1,583	5	663	222	104
Receivable from affiliates	—	91	696	—	—	—	—
Prepaid and other assets	—	—	1	—	—	—	—
Total Assets	71,660	600,770	545,074	46,658	620,036	476,488	355,988
LIABILITIES							
Investment securities purchased payable	387	2,755	—	337	393	70	8,164
Capital shares redeemed payable	37	246	264	5	248	109	92
Distributions payable	—	—	1	—	—	—	—
Independent Trustees and Chief Compliance Officer fees payable	7	18	37	6	75	104	30
Distribution and service fees payable	—*	4	—	—*	4	3	2
Shareholder servicing payable	—*	2	2	—*	2	2	1
Investment management fee payable	2	14	6	1	14	11	8
Accounting services fee payable	4	13	11	3	13	11	8
Written options at value+	—	918	—	—	347	—	—
Other liabilities	3	6	6	2	9	6	6
Total Liabilities	440	3,976	327	354	1,105	316	8,311
Total Net Assets	$71,220	$596,794	$544,747	$46,304	$618,931	$476,172	$347,677
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$52,186	$493,459	$544,737	$40,740	$389,776	$334,121	$296,625
Undistributed (distributions in excess of) net investment income	(327)	(1,380)	—	517	(1,498)	(1,819)	2,666
Accumulated net realized gain	4,636	27,369	10	2,599	23,948	30,191	19,778
Net unrealized appreciation	14,725	77,346	—	2,448	206,705	113,679	28,608
Total Net Assets	$71,220	$596,794	$544,747	$46,304	$618,931	$476,172	$347,677
CAPITAL SHARES OUTSTANDING	2,932	57,772	544,741	5,727	25,016	39,692	20,840
NET ASSET VALUE PER SHARE	$24.29	$10.33	$1.00	$8.08	$24.74	$12.00	$16.68
+COST							
Investments in unaffiliated securities at cost	$56,900	$520,909	$542,627	$43,940	$412,632	$361,222	$323,185
Written options premiums received at cost	—	477	—	—	719	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES
Ivy Funds VIP

(In thousands, except per share amounts)	Value
ASSETS	
Investments in unaffiliated securities at value+	$411,215
Investments at Market Value	**411,215**
Cash	1
Investment securities sold receivable	315
Dividends and interest receivable	611
Capital shares sold receivable	75
Total Assets	**412,217**
LIABILITIES	
Investment securities purchased payable	5,985
Capital shares redeemed payable	263
Independent Trustees and Chief Compliance Officer fees payable	54
Distribution and service fees payable	3
Shareholder servicing payable	2
Investment management fee payable	8
Accounting services fee payable	10
Written options at value+	441
Other liabilities	5
Total Liabilities	**6,771**
Total Net Assets	**$405,446**
NET ASSETS	
Capital paid in (shares authorized – unlimited)	$344,474
Undistributed net investment income	7,408
Accumulated net realized gain	24,614
Net unrealized appreciation	28,950
Total Net Assets	**$405,446**
CAPITAL SHARES OUTSTANDING	63,541
NET ASSET VALUE PER SHARE	$6.38
+COST	
Investments in unaffiliated securities at cost	$382,236
Written options premiums received at cost	412

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate - Managed Volatility	Pathfinder Moderately Aggressive - Managed Volatility
INVESTMENT INCOME							
Dividends from affiliated securities	$ 1,241	$ 1,376	$ 11,570	$ 16,847	$ 3,538	$ 3,310	$ 785
Interest and amortization from unaffiliated securities	—*	—*	—*	—*	—*	6	1
Total Investment Income	1,241	1,376	11,570	16,847	3,538	3,316	786
EXPENSES							
Investment management fee	—	—	—	—	—	250	50
Shareholder servicing	1	1	6	6	2	1	—*
Custodian fees	1	1	1	1	1	2	1
Independent Trustees and Chief Compliance Officer fees	3	3	24	30	8	6	1
Accounting services fee	13	18	77	87	30	28	10
Professional fees	12	13	22	32	20	18	16
Other	5	6	25	30	2	17	5
Total Expenses	35	42	155	186	63	322	83
Net Investment Income	1,206	1,334	11,415	16,661	3,475	2,994	703
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in affiliated securities	668	1,114	7,818	8,753	2,608	602	108
Distributions of realized capital gains from affiliated securities	6,894	5,711	58,094	78,790	15,876	16,618	3,673
Futures contracts	—	—	—	—	—	(129)	(47)
Net change in unrealized appreciation (depreciation) on:							
Investments in affiliated securities	(5,107)	(5,866)	(52,601)	(68,892)	(15,229)	(15,245)	(3,173)
Futures contracts	—	—	—	—	—	55	21
Net Realized and Unrealized Gain	2,455	959	13,311	18,651	3,255	1,901	582
Net Increase in Net Assets Resulting from Operations	$ 3,661	$ 2,293	$ 24,726	$ 35,312	$ 6,730	$ 4,895	$ 1,285

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Moderately Conservative - Managed Volatility	Asset Strategy[1]	Balanced	Bond	Core Equity	Dividend Opportunities	Energy
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 14,298	$ 2,677	$ —	$ 3,498	$ 5,805	$ 780
Dividends from affiliated securities	444	—	—	—	—	—	—
Foreign dividend withholding tax	—	(463)	(27)	—	(67)	(75)	(19)
Interest and amortization from unaffiliated securities	1	2,744	1,877	4,172	5	47	6
Foreign interest withholding tax	—	—*	—	—	—	—	—
Total Investment Income	**445**	**16,579**	**4,527**	**4,172**	**3,436**	**5,777**	**767**
EXPENSES							
Investment management fee	35	5,347	1,442	726	1,741	1,798	548
Service fee	—	1,961	518	382	622	642	161
Shareholder servicing	—*	11	3	2	3	3	1
Custodian fees	1	49	2	4	5	6	3
Independent Trustees and Chief Compliance Officer fees	1	47	5	12	23	14	3
Accounting services fee	8	124	62	47	66	67	31
Professional fees	14	99	20	25	19	20	17
Other	3	118	—	11	19	14	13
Total Expenses	**62**	**7,756**	**2,052**	**1,209**	**2,498**	**2,564**	**777**
Less:							
Expenses in excess of limit	—	(50)	—	—	(124)	—	—
Total Net Expenses	**62**	**7,706**	**2,052**	**1,209**	**2,374**	**2,564**	**777**
Net Investment Income (Loss)	**383**	**8,873**	**2,475**	**2,963**	**1,062**	**3,213**	**(10)**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	(15,511)	29,001	3,053	37,919	20,440	(1,314)
Investments in affiliated securities	124	—	—	—	—	—	—
Distributions of realized capital gains from affiliated securities	1,991	—	—	—	—	—	—
Futures contracts	(43)	(514)	—	—	—	—	—
Written options	—	2,778	—	—	—	132	—
Forward foreign currency contracts	—	3,766	—	—	—	—	—
Foreign currency exchange transactions	—	(217)	—	—	—	—	(1)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	11,677	(23,659)	(6,525)	(33,550)	(29,375)	2,078
Investments in affiliated securities	(1,893)	(3,914)	—	—	—	—	—
Futures contracts	15	(714)	—	—	—	—	—
Written options	—	(4,304)	—	—	—	—	—
Forward foreign currency contracts	—	(274)	—	—	—	—	—
Foreign currency exchange transactions	—	(4)	—	—	—	—	—*
Net Realized and Unrealized Gain (Loss)	**194**	**(7,231)**	**5,342**	**(3,472)**	**4,369**	**(8,803)**	**763**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$ 577**	**$ 1,642**	**$ 7,817**	**$ (509)**	**$ 5,431**	**$ (5,590)**	**$ 753**

*Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Global Bond	Global Growth	Global Natural Resources	Growth	High Income	International Core Equity	Limited-Term Bond
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 29	$ 4,919	$ 1,365	$ 4,229	$ 67	$11,484	$ 78
Foreign dividend withholding tax	(1)	(406)	(49)	(79)	—	(1,287)	—
Interest and amortization from unaffiliated securities	383	22	7	23	31,555	11	4,762
Foreign interest withholding tax	—	—*	—	—	—	—*	—
Total Investment Income	411	4,535	1,323	4,173	31,622	10,208	4,840
EXPENSES							
Investment management fee	60	2,031	750	3,105	2,579	2,919	1,136
Service fee	24	598	188	1,109	1,049	858	568
Shareholder servicing	—*	3	1	4	5	4	3
Custodian fees	3	26	3	8	9	42	5
Independent Trustees and Chief Compliance Officer fees	—*	15	5	36	23	21	12
Accounting services fee	7	65	32	105	103	83	64
Professional fees	20	25	22	25	39	32	25
Other	6	67	10	26	39	47	13
Total Expenses	120	2,830	1,011	4,418	3,846	4,006	1,826
Less:							
Expenses in excess of limit	(60)	(72)	—	(133)	(124)	—	—
Total Net Expenses	60	2,758	1,011	4,285	3,722	4,006	1,826
Net Investment Income (Loss)	351	1,777	312	(112)	27,900	6,202	3,014
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(262)	20,503	(4,455)	45,301	(5,704)	27,008	1,171
Futures contracts	(35)	—	—	—	—	—	—
Forward foreign currency contracts	11	1,692	511	—	385	(1,425)	—
Foreign currency exchange transactions	(6)	(68)	(4)	—	(9)	(78)	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	139	(1,658)	4,550	1,147	(5,762)	13,977	(639)
Forward foreign currency contracts	(9)	(1,473)	(342)	—	(79)	63	—
Foreign currency exchange transactions	5	(41)	(1)	—	(144)	14	—
Net Realized and Unrealized Gain (Loss)	(157)	18,955	259	46,448	(11,313)	39,559	532
Net Increase in Net Assets Resulting from Operations	$ 194	$20,732	$ 571	$46,336	$ 16,587	$45,761	$3,546

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Micro Cap Growth	Mid Cap Growth	Money Market	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 116	$ 1,982	$ —	$ 759	$ 1,971	$ 797	$ 3,060
Foreign dividend withholding tax	—	—	—	—	(124)	—	(2)
Interest and amortization from unaffiliated securities	1	18	523	—*	28	18	13
Total Investment Income	117	2,000	523	759	1,875	815	3,071
EXPENSES							
Investment management fee	329	2,456	1,045	236	2,566	1,901	1,477
Service fee	87	722	—	66	755	559	434
Shareholder servicing	1	4	2	—*	4	2	2
Custodian fees	3	7	7	2	20	6	8
Independent Trustees and Chief Compliance Officer fees	2	15	15	2	19	17	10
Accounting services fee	21	77	68	20	78	64	54
Professional fees	14	20	18	12	19	17	15
Other	5	25	12	4	27	14	17
Total Expenses	462	3,326	1,167	342	3,488	2,580	2,017
Less:							
Expenses in excess of limit	—	(148)	(696)	(24)	(60)	(45)	—
Total Net Expenses	462	3,178	471	318	3,428	2,535	2,017
Net Investment Income (Loss)	(345)	(1,178)	52	441	(1,553)	(1,720)	1,054
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	4,642	27,589	7	2,688	23,733	30,931	20,915
Written options	—	397	—	—	257	—	—
Foreign currency exchange transactions	—	(2)	—	—	14	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	415	(7,941)	—	(5,899)	3,693	34,651	(19,770)
Written options	—	(500)	—	—	425	—	—
Foreign currency exchange transactions	—	—*	—	—	—*	—	—
Net Realized and Unrealized Gain (Loss)	5,057	19,543	7	(3,211)	28,122	65,582	1,145
Net Increase (Decrease) in Net Assets Resulting from Operations	$4,712	$18,365	$ 59	$(2,770)	$26,569	$63,862	$ 2,199

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS
Ivy Funds VIP

(In thousands)	Value
INVESTMENT INCOME	
Dividends from unaffiliated securities	$ 3,748
Foreign dividend withholding tax	(47)
Interest and amortization from unaffiliated securities	29
Total Investment Income	**3,730**
EXPENSES	
Investment management fee	1,421
Service fee	507
Shareholder servicing	3
Custodian fees	5
Independent Trustees and Chief Compliance Officer fees	13
Accounting services fee	62
Professional fees	21
Other	18
Total Expenses	**2,050**
Less:	
Expenses in excess of limit	(20)
Total Net Expenses	**2,030**
Net Investment Income	**1,700**
REALIZED AND UNREALIZED GAIN (LOSS)	
Net realized gain (loss) on:	
Investments in unaffiliated securities	25,690
Written options	542
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	(29,247)
Written options	**(108)**
Net Realized and Unrealized Loss	**(3,123)**
Net Decrease in Net Assets Resulting from Operations	**$ (1,423)**

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive		Pathfinder Conservative		Pathfinder Moderate	
	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,206	$ 2,347	$ 1,334	$ 1,382	$ 11,415	$ 15,553
Net realized gain on investments	7,562	8,641	6,825	7,710	65,912	74,027
Net change in unrealized depreciation	(5,107)	(6,882)	(5,866)	(4,943)	(52,601)	(51,453)
Net Increase in Net Assets Resulting from Operations	**3,661**	**4,106**	**2,293**	**4,149**	**24,726**	**38,127**
Distributions to Shareholders From:						
Net investment income	(2,349)	(731)	(1,382)	(1,290)	(15,559)	(9,590)
Net realized gains	(8,641)	(6,254)	(7,709)	(7,315)	(74,025)	(65,663)
Total Distributions to Shareholders	**(10,990)**	**(6,985)**	**(9,091)**	**(8,605)**	**(89,584)**	**(75,253)**
Capital Share Transactions	11,062	1,858	5,088	5,514	72,941	44,022
Net Increase (Decrease) in Net Assets	3,733	(1,021)	(1,710)	1,058	8,083	6,896
Net Assets, Beginning of Period	84,836	85,857	122,278	121,220	928,495	921,599
Net Assets, End of Period	$ 88,569	$ 84,836	$120,568	$122,278	$936,578	$928,495
Undistributed net investment income	$ 1,200	$ 2,343	$ 1,330	$ 1,378	$ 11,377	$ 15,521

(In thousands)	Pathfinder Moderately Aggressive		Pathfinder Moderately Conservative		Pathfinder Moderate - Managed Volatility	
	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 16,661	$ 25,192	$ 3,475	$ 4,235	$ 2,994	$ 1,126
Net realized gain on investments	87,543	92,905	18,484	22,166	17,091	4,681
Net change in unrealized depreciation	(68,892)	(68,770)	(15,229)	(15,176)	(15,190)	(1,351)
Net Increase in Net Assets Resulting from Operations	**35,312**	**49,327**	**6,730**	**11,225**	**4,895**	**4,456**
Distributions to Shareholders From:						
Net investment income	(25,209)	(11,294)	(4,238)	(2,929)	—	(1,154)
Net realized gains	(92,917)	(75,997)	(22,167)	(18,975)	—	(4,820)
Total Distributions to Shareholders	**(118,126)**	**(87,291)**	**(26,405)**	**(21,904)**	**—**	**(5,974)**
Capital Share Transactions	97,959	46,422	16,636	2,211	92,119	170,669
Net Increase (Decrease) in Net Assets	15,145	8,458	(3,039)	(8,468)	97,014	169,151
Net Assets, Beginning of Period	1,097,932	1,089,474	291,348	299,816	203,112	33,961
Net Assets, End of Period	$1,113,077	$1,097,932	$288,309	$291,348	$300,126	$203,112
Undistributed (distributions in excess of) net investment income	$ 16,610	$ 25,158	$ 3,459	$ 4,222	$ 2,968	$ (26)

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Moderately Aggressive - Managed Volatility		Pathfinder Moderately Conservative - Managed Volatility		Asset Strategy[1]	
	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 703	$ 494	$ 383	$ 159	$ 8,873	$ 15,802
Net realized gain (loss) on investments	3,734	1,748	2,072	925	(9,698)	260,940
Net change in unrealized appreciation (depreciation)	(3,152)	(974)	(1,878)	(400)	2,467	(367,347)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,285**	**1,268**	**577**	**684**	**1,642**	**(90,605)**
Distributions to Shareholders From:						
Net investment income	—	(517)	—	(182)	(5,385)	(8,178)
Net realized gains	—	(1,794)	(101)	(854)	(258,553)	(216,767)
Total Distributions to Shareholders	—	(2,311)	(101)	(1,036)	(263,938)	(224,945)
Capital Share Transactions	12,299	33,567	8,901	21,636	174,962	210,680
Net Increase (Decrease) in Net Assets	13,584	32,524	9,377	21,284	(87,334)	(104,870)
Net Assets, Beginning of Period	42,891	10,367	31,104	9,820	1,599,603	1,704,473
Net Assets, End of Period	$ 56,475	$ 42,891	$ 40,481	$ 31,104	$1,512,269	$1,599,603
Undistributed (distributions in excess of) net investment income	$ 678	$ (25)	$ 358	$ (25)	$ 20,485	$ 17,214

(In thousands)	Balanced		Bond		Core Equity	
	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 2,475	$ 3,682	$ 2,963	$ 7,635	$ 1,062	$ 1,682
Net realized gain (loss) on investments	29,001	54,338	3,053	(39)	37,919	80,703
Net change in unrealized appreciation (depreciation)	(23,659)	(28,137)	(6,525)	5,780	(33,550)	(35,874)
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,817**	**29,883**	**(509)**	**13,376**	**5,431**	**46,511**
Distributions to Shareholders From:						
Net investment income	(3,688)	(3,847)	(8,716)	(11,937)	(1,727)	(2,471)
Net realized gains	(54,222)	(34,578)	—	(9,440)	(80,819)	(69,613)
Total Distributions to Shareholders	(57,910)	(38,425)	(8,716)	(21,377)	(82,546)	(72,084)
Capital Share Transactions	45,750	5,353	(851)	3,460	55,241	30,929
Net Increase (Decrease) in Net Assets	(4,343)	(3,189)	(10,076)	(4,541)	(21,874)	5,356
Net Assets, Beginning of Period	414,688	417,877	309,552	314,093	505,341	499,985
Net Assets, End of Period	$410,345	$414,688	$299,476	$309,552	$ 483,467	$ 505,341
Undistributed net investment income	$ 2,399	$ 3,612	$ 2,879	$ 8,632	$ 871	$ 1,536

(1)Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Dividend Opportunities		Energy		Global Bond	
	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 3,213	$ 6,516	$ (10)	$ (121)	$ 351	$ 715
Net realized gain (loss) on investments	20,572	55,801	(1,315)	103	(292)	12
Net change in unrealized appreciation (depreciation)	(29,375)	(15,845)	2,078	(17,054)	135	(804)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(5,590)**	**46,472**	**753**	**(17,072)**	**194**	**(77)**
Distributions to Shareholders From:						
Net investment income	(6,503)	(5,596)	(72)	—	(701)	(415)
Net realized gains	(55,662)	(37,543)	(654)	(3,701)	—	—
Total Distributions to Shareholders	**(62,165)**	**(43,139)**	**(726)**	**(3,701)**	**(701)**	**(415)**
Capital Share Transactions	**64,584**	**23,426**	**16,012**	**39,548**	**652**	**3,938**
Net Increase (Decrease) in Net Assets	(3,171)	26,759	16,039	18,775	145	3,446
Net Assets, Beginning of Period	511,224	484,465	117,967	99,192	19,279	15,833
Net Assets, End of Period	**$508,053**	**$511,224**	**$134,006**	**$117,967**	**$ 19,424**	**$ 19,279**
Undistributed (distributions in excess of) net investment income	$ 3,479	$ 6,769	$ (34)	$ 49	$ 336	$ 692

(In thousands)	Global Growth		Global Natural Resources		Growth	
	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 1,777	$ 3,940	$ 312	$ 207	$ (112)	$ 924
Net realized gain (loss) on investments	22,127	24,100	(3,948)	3,105	45,301	192,215
Net change in unrealized appreciation (depreciation)	(3,172)	(23,474)	4,207	(24,165)	1,147	(103,553)
Net Increase (Decrease) in Net Assets Resulting from Operations	**20,732**	**4,566**	**571**	**(20,853)**	**46,336**	**89,586**
Distributions to Shareholders From:						
Net investment income	(2,105)	(8,928)	(137)	—	(949)	(3,270)
Net realized gains	(24,394)	(36,409)	—	—	(104,978)	(145,321)
Total Distributions to Shareholders	**(26,499)**	**(45,337)**	**(137)**	**—**	**(105,927)**	**(148,591)**
Capital Share Transactions	**77,366**	**53,264**	**(809)**	**(5,991)**	**72,023**	**(271,109)**
Net Increase (Decrease) in Net Assets	71,599	12,493	(375)	(26,844)	12,432	(330,114)
Net Assets, Beginning of Period	431,463	418,970	145,682	172,526	871,355	1,201,469
Net Assets, End of Period	**$503,062**	**$431,463**	**$145,307**	**$145,682**	**$ 883,787**	**$ 871,355**
Undistributed (distributions in excess of) net investment income	$ 1,650	$ 2,046	$ 349	$ 178	$ (354)	$ 707

See Accompanying Notes to Financial Statements.

(In thousands)	High Income		International Core Equity		Limited-Term Bond	
	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 27,900	$ 51,169	$ 6,202	$ 8,630	$ 3,014	$ 6,419
Net realized gain (loss) on investments	(5,328)	8,514	25,505	88,878	1,171	(4,673)
Net change in unrealized appreciation (depreciation)	(5,985)	(48,743)	14,054	(86,788)	(639)	2,628
Net Increase in Net Assets Resulting from Operations	**16,587**	**10,940**	**45,761**	**10,720**	**3,546**	**4,374**
Distributions to Shareholders From:						
Net investment income	(51,203)	(39,918)	(8,590)	(16,870)	(6,694)	(2,598)
Net realized gains	(8,694)	(6,022)	(84,858)	(52,403)	—	(605)
Total Distributions to Shareholders	**(59,897)**	**(45,940)**	**(93,448)**	**(69,273)**	**(6,694)**	**(3,203)**
Capital Share Transactions	63,878	164,154	131,941	42,851	(74,546)	36,655
Net Increase (Decrease) in Net Assets	20,568	129,154	84,254	(15,702)	(77,694)	37,826
Net Assets, Beginning of Period	818,445	689,291	656,373	672,075	474,437	436,611
Net Assets, End of Period	**$839,013**	**$818,445**	**$740,627**	**$656,373**	**$ 396,743**	**$ 474,437**
Undistributed net investment income	$ 27,910	$ 51,134	$ 2,717	$ 5,183	$ 2,998	$ 6,678

(In thousands)	Micro Cap Growth		Mid Cap Growth		Money Market	
	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14	Six months ended 6-30-15 (Unaudited)	Year ended 12-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (345)	$ (847)	$ (1,178)	$ (1,555)	$ 52	$ 133
Net realized gain on investments	4,642	10,617	27,984	48,139	7	10
Net change in unrealized appreciation (depreciation)	415	(11,501)	(8,441)	(9,125)	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,712**	**(1,731)**	**18,365**	**37,459**	**59**	**143**
Distributions to Shareholders From:						
Net investment income	—	—	—	—	(52)	(133)
Net realized gains	(10,595)	(9,754)	(46,460)	(26,432)	—	—
Total Distributions to Shareholders	**(10,595)**	**(9,754)**	**(46,460)**	**(26,432)**	**(52)**	**(133)**
Capital Share Transactions	5,447	3,965	67,908	120,182	33,216	(93,182)
Net Increase (Decrease) in Net Assets	(436)	(7,520)	39,813	131,209	33,223	(93,172)
Net Assets, Beginning of Period	71,656	79,176	556,981	425,772	511,524	604,696
Net Assets, End of Period	**$ 71,220**	**$ 71,656**	**$596,794**	**$556,981**	**$ 544,747**	**$ 511,524**
Undistributed (distributions in excess of) net investment income	$ (327)	$ 18	$ (1,380)	$ (200)	$ —	$ —

See Accompanying Notes to Financial Statements.

(In thousands)	Real Estate Securities Six months ended 6-30-15 (Unaudited)	Real Estate Securities Year ended 12-31-14	Science and Technology Six months ended 6-30-15 (Unaudited)	Science and Technology Year ended 12-31-14	Small Cap Growth Six months ended 6-30-15 (Unaudited)	Small Cap Growth Year ended 12-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 441	$ 542	$ (1,553)	$ (2,915)	$ (1,720)	$ (3,515)
Net realized gain on investments	2,688	5,063	24,004	36,496	30,931	98,430
Net change in unrealized appreciation (depreciation)	(5,899)	6,552	4,118	(17,241)	34,651	(98,411)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(2,770)**	**12,157**	**26,569**	**16,340**	**63,862**	**(3,496)**
Distributions to Shareholders From:						
Net investment income	(518)	(469)	—	—	—	—
Net realized gains	(4,943)	(2,680)	(34,801)	(46,854)	(66,812)	(43,758)
Total Distributions to Shareholders	**(5,461)**	**(3,149)**	**(34,801)**	**(46,854)**	**(66,812)**	**(43,758)**
Capital Share Transactions	**2,255**	**3,120**	**41,134**	**46,759**	**53,557**	**(87,569)**
Net Increase (Decrease) in Net Assets	**(5,976)**	**12,128**	**32,902**	**16,245**	**50,607**	**(134,823)**
Net Assets, Beginning of Period	52,280	40,152	586,029	569,784	425,565	560,388
Net Assets, End of Period	**$ 46,304**	**$ 52,280**	**$618,931**	**$586,029**	**$476,172**	**$ 425,565**
Undistributed (distributions in excess of) net investment income	$ 517	$ 594	$ (1,498)	$ 41	$ (1,819)	$ (99)

(In thousands)	Small Cap Value Six months ended 6-30-15 (Unaudited)	Small Cap Value Year ended 12-31-14	Value Six months ended 6-30-15 (Unaudited)	Value Year ended 12-31-14
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 1,054	$ (309)	$ 1,700	$ 2,678
Net realized gain on investments	20,915	27,675	26,232	53,260
Net change in unrealized depreciation	(19,770)	(5,376)	(29,355)	(18,250)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,199**	**21,990**	**(1,423)**	**37,688**
Distributions to Shareholders From:				
Net investment income	(294)	(253)	(3,133)	(3,881)
Net realized gains	(26,881)	(43,526)	(52,275)	(47,695)
Total Distributions to Shareholders	**(27,175)**	**(43,779)**	**(55,408)**	**(51,576)**
Capital Share Transactions	**18,915**	**86,384**	**46,084**	**58,465**
Net Increase (Decrease) in Net Assets	**(6,061)**	**64,595**	**(10,747)**	**44,577**
Net Assets, Beginning of Period	353,738	289,143	416,193	371,616
Net Assets, End of Period	**$347,677**	**$353,738**	**$405,446**	**$416,193**
Undistributed net investment income	$ 2,666	$ 1,906	$ 7,408	$ 8,841

See Accompanying Notes to Financial Statements.

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Ivy Funds VIP

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Aggressive							
Six-month period ended 6-30-2015 (unaudited)	$5.73	$ 0.08[2]	$ 0.18	$ 0.26	$(0.16)	$(0.58)	$(0.74)
Year ended 12-31-2014	5.95	0.16[2]	0.10	0.26	(0.05)	(0.43)	(0.48)
Year ended 12-31-2013	5.04	0.05[2]	1.27	1.32	(0.07)	(0.34)	(0.41)
Year ended 12-31-2012	4.77	0.07[2]	0.48	0.55	(0.05)	(0.23)	(0.28)
Year ended 12-31-2011	5.16	0.04[2]	(0.24)	(0.20)	(0.06)	(0.13)	(0.19)
Year ended 12-31-2010	4.63	0.06	0.63	0.69	(0.05)	(0.11)	(0.16)
Pathfinder Conservative							
Six-month period ended 6-30-2015 (unaudited)	5.54	0.06[2]	0.05	0.11	(0.06)	(0.36)	(0.42)
Year ended 12-31-2014	5.77	0.06[2]	0.12	0.18	(0.06)	(0.35)	(0.41)
Year ended 12-31-2013	5.33	0.06[2]	0.70	0.76	(0.08)	(0.24)	(0.32)
Year ended 12-31-2012	5.18	0.08[2]	0.27	0.35	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.32	0.06[2]	(0.02)	0.04	(0.07)	(0.11)	(0.18)
Year ended 12-31-2010	5.02	0.06	0.39	0.45	(0.05)	(0.10)	(0.15)
Pathfinder Moderate							
Six-month period ended 6-30-2015 (unaudited)	5.87	0.07[2]	0.10	0.17	(0.10)	(0.48)	(0.58)
Year ended 12-31-2014	6.14	0.10[2]	0.14	0.24	(0.07)	(0.44)	(0.51)
Year ended 12-31-2013	5.33	0.07[2]	1.02	1.09	(0.07)	(0.21)	(0.28)
Year ended 12-31-2012	5.06	0.07[2]	0.40	0.47	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.27	0.06[2]	(0.13)	(0.07)	(0.06)	(0.08)	(0.14)
Year ended 12-31-2010	4.76	0.06	0.53	0.59	(0.03)	(0.05)	(0.08)
Pathfinder Moderately Aggressive							
Six-month period ended 6-30-2015 (unaudited)	6.14	0.09[2]	0.12	0.21	(0.14)	(0.53)	(0.67)
Year ended 12-31-2014	6.38	0.14[2]	0.14	0.28	(0.07)	(0.45)	(0.52)
Year ended 12-31-2013	5.45	0.07[2]	1.19	1.26	(0.07)	(0.26)	(0.33)
Year ended 12-31-2012	5.09	0.08[2]	0.46	0.54	(0.04)	(0.14)	(0.18)
Year ended 12-31-2011	5.37	0.05[2]	(0.21)	(0.16)	(0.04)	(0.08)	(0.12)
Year ended 12-31-2010	4.80	0.05	0.63	0.68	(0.04)	(0.07)	(0.11)
Pathfinder Moderately Conservative							
Six-month period ended 6-30-2015 (unaudited)	5.80	0.07[2]	0.08	0.15	(0.09)	(0.45)	(0.54)
Year ended 12-31-2014	6.03	0.08[2]	0.14	0.22	(0.06)	(0.39)	(0.45)
Year ended 12-31-2013	5.41	0.06[2]	0.87	0.93	(0.08)	(0.23)	(0.31)
Year ended 12-31-2012	5.19	0.08[2]	0.34	0.42	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.34	0.06[2]	(0.06)	0.00	(0.06)	(0.09)	(0.15)
Year ended 12-31-2010	4.94	0.06	0.47	0.53	(0.05)	(0.08)	(0.13)
Pathfinder Moderate – Managed Volatility							
Six-month period ended 6-30-2015 (unaudited)	5.39	0.07[2]	0.06	0.13	—	—	—
Year ended 12-31-2014	5.37	0.06[2]	0.14	0.20	(0.03)	(0.15)	(0.18)
Year ended 12-31-2013[4]	5.00	(0.01)[2]	0.38	0.37	—	—*	—*
Pathfinder Moderately Aggressive – Managed Volatility							
Six-month period ended 6-30-2015 (unaudited)	5.29	0.08[2]	0.08	0.16	—	—	—
Year ended 12-31-2014	5.41	0.09[2]	0.11	0.20	(0.07)	(0.25)	(0.32)
Year ended 12-31-2013[4]	5.00	(0.02)[2]	0.43	0.41	—	—*	—*
Pathfinder Moderately Conservative – Managed Volatility							
Six-month period ended 6-30-2015 (unaudited)	5.27	0.06[2]	0.04	0.10	—	(0.01)	(0.01)
Year ended 12-31-2014	5.31	0.04[2]	0.11	0.15	(0.03)	(0.16)	(0.19)
Year ended 12-31-2013[4]	5.00	(0.02)[2]	0.33	0.31	—	—*	—*

Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

(3) Annualized.

(4) For the period from August 1, 2013 (commencement of operations of the Portfolio) through December 31, 2013.

(5) Ratios of expenses to average net assets excluding offering cost was 0.26%.

(6) Ratios of expenses to average net assets excluding offering cost was 0.29%.

(7) Ratios of expenses to average net assets excluding offering cost was 0.33%.

(8) Ratios of expenses to average net assets excluding offering cost was 0.36%.

(9) Ratios of expenses to average net assets excluding offering cost was 0.35%.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Pathfinder Aggressive						
Six-month period ended 6-30-2015 (unaudited)	$5.25	4.36%	$ 89	0.08%[3]	2.78%[3]	9%
Year ended 12-31-2014	5.73	4.86	85	0.07	2.73	28
Year ended 12-31-2013	5.95	27.13	86	0.07	0.96	38
Year ended 12-31-2012	5.04	12.18	69	0.08	1.41	38
Year ended 12-31-2011	4.77	-4.15	65	0.07	0.85	18
Year ended 12-31-2010	5.16	15.53	72	0.08	1.35	24
Pathfinder Conservative						
Six-month period ended 6-30-2015 (unaudited)	5.23	1.89	121	0.07[3]	2.20[3]	10
Year ended 12-31-2014	5.54	3.39	122	0.06	1.13	30
Year ended 12-31-2013	5.77	14.75	121	0.07	1.15	66
Year ended 12-31-2012	5.33	6.95	107	0.07	1.57	36
Year ended 12-31-2011	5.18	0.75	88	0.07	1.17	24
Year ended 12-31-2010	5.32	9.38	71	0.08	1.65	26
Pathfinder Moderate						
Six-month period ended 6-30-2015 (unaudited)	5.46	2.67	937	0.03[3]	2.44[3]	9
Year ended 12-31-2014	5.87	4.24	928	0.03	1.69	24
Year ended 12-31-2013	6.14	20.83	922	0.03	1.15	39
Year ended 12-31-2012	5.33	9.53	733	0.04	1.43	24
Year ended 12-31-2011	5.06	-1.46	582	0.04	1.15	16
Year ended 12-31-2010	5.27	12.63	461	0.04	1.52	18
Pathfinder Moderately Aggressive						
Six-month period ended 6-30-2015 (unaudited)	5.68	3.22	1,113	0.03[3]	3.00[3]	8
Year ended 12-31-2014	6.14	4.61	1,098	0.03	2.30	23
Year ended 12-31-2013	6.38	23.81	1,089	0.03	1.15	33
Year ended 12-31-2012	5.45	10.82	873	0.04	1.42	25
Year ended 12-31-2011	5.09	-3.02	723	0.04	0.97	14
Year ended 12-31-2010	5.37	14.46	501	0.04	1.35	23
Pathfinder Moderately Conservative						
Six-month period ended 6-30-2015 (unaudited)	5.41	2.31	288	0.04[3]	2.39[3]	10
Year ended 12-31-2014	5.80	3.88	291	0.04	1.43	27
Year ended 12-31-2013	6.03	17.71	300	0.05	1.09	46
Year ended 12-31-2012	5.41	8.41	240	0.05	1.57	26
Year ended 12-31-2011	5.19	0.00	194	0.05	1.12	18
Year ended 12-31-2010	5.34	10.97	151	0.06	1.60	21
Pathfinder Moderate – Managed Volatility						
Six-month period ended 6-30-2015 (unaudited)	5.52	2.41	300	0.26[3]	2.40[3]	6
Year ended 12-31-2014	5.39	3.75	203	0.28[5]	1.06	23
Year ended 12-31-2013[4]	5.37	7.50	34	0.58[3][6]	-0.57[3]	18
Pathfinder Moderately Aggressive – Managed Volatility						
Six-month period ended 6-30-2015 (unaudited)	5.45	2.92	56	0.33[3]	2.84[3]	6
Year ended 12-31-2014	5.29	3.91	43	0.41[7]	1.74	32
Year ended 12-31-2013[4]	5.41	8.27	10	1.04[3][8]	-1.03[3]	15
Pathfinder Moderately Conservative – Managed Volatility						
Six-month period ended 6-30-2015 (unaudited)	5.36	1.96	40	0.36[3]	2.20[3]	9
Year ended 12-31-2014	5.27	3.06	31	0.47[8]	0.76	36
Year ended 12-31-2013[4]	5.31	6.29	10	0.98[3][9]	-0.97[3]	21

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Asset Strategy							
Six-month period ended 6-30-2015 (unaudited)	$10.87	$ 0.06[3]	$ 0.01	$ 0.07	$(0.04)	$(1.84)	$(1.88)
Year ended 12-31-2014	13.25	0.11[3]	(0.78)	(0.67)	(0.06)	(1.65)	(1.71)
Year ended 12-31-2013	10.73	0.10[3]	2.57	2.67	(0.15)	—	(0.15)
Year ended 12-31-2012	9.11	0.18[3]	1.55	1.73	(0.11)	—	(0.11)
Year ended 12-31-2011	9.91	0.06[3]	(0.76)	(0.70)	(0.10)	—	(0.10)
Year ended 12-31-2010	9.23	0.09	0.69	0.78	(0.10)	—	(0.10)
Balanced							
Six-month period ended 6-30-2015 (unaudited)	10.19	0.06[3]	0.16	0.22	(0.09)	(1.37)	(1.46)
Year ended 12-31-2014	10.46	0.09[3]	0.64	0.73	(0.10)	(0.90)	(1.00)
Year ended 12-31-2013	9.37	0.10[3]	2.01	2.11	(0.15)	(0.87)	(1.02)
Year ended 12-31-2012	9.01	0.14[3]	0.88	1.02	(0.14)	(0.52)	(0.66)
Year ended 12-31-2011	9.59	0.14[3]	0.20	0.34	(0.15)	(0.77)	(0.92)
Year ended 12-31-2010	8.48	0.15	1.26	1.41	(0.17)	(0.13)	(0.30)
Bond							
Six-month period ended 6-30-2015 (unaudited)	5.34	0.05[3]	(0.06)	(0.01)	(0.15)	—	(0.15)
Year ended 12-31-2014	5.49	0.13[3]	0.10	0.23	(0.21)	(0.17)	(0.38)
Year ended 12-31-2013	5.90	0.14[3]	(0.26)	(0.12)	(0.20)	(0.09)	(0.29)
Year ended 12-31-2012	5.80	0.15[3]	0.18	0.33	(0.18)	(0.05)	(0.23)
Year ended 12-31-2011	5.60	0.17[3]	0.22	0.39	(0.15)	(0.04)	(0.19)
Year ended 12-31-2010	5.50	0.12	0.20	0.32	(0.22)	—	(0.22)
Core Equity							
Six-month period ended 6-30-2015 (unaudited)	14.18	0.03[3]	0.17	0.20	(0.05)	(2.37)	(2.42)
Year ended 12-31-2014	15.13	0.05[3]	1.24	1.29	(0.08)	(2.16)	(2.24)
Year ended 12-31-2013	12.38	0.07[3]	3.88	3.95	(0.07)	(1.13)	(1.20)
Year ended 12-31-2012	11.70	0.07[3]	1.96	2.03	(0.08)	(1.27)	(1.35)
Year ended 12-31-2011	11.91	0.07[3]	0.15	0.22	(0.04)	(0.39)	(0.43)
Year ended 12-31-2010	9.95	0.04	2.02	2.06	(0.10)	—	(0.10)
Dividend Opportunities							
Six-month period ended 6-30-2015 (unaudited)	9.05	0.05[3]	(0.12)	(0.07)	(0.11)	(0.98)	(1.09)
Year ended 12-31-2014	9.04	0.12[3]	0.71	0.83	(0.10)	(0.72)	(0.82)
Year ended 12-31-2013	7.24	0.10[3]	2.01	2.11	(0.13)	(0.18)	(0.31)
Year ended 12-31-2012	6.47	0.14[3]	0.71	0.85	(0.08)	—	(0.08)
Year ended 12-31-2011	6.86	0.09[3]	(0.41)	(0.32)	(0.07)	—	(0.07)
Year ended 12-31-2010	5.96	0.07	0.90	0.97	(0.07)	—	(0.07)
Energy							
Six-month period ended 6-30-2015 (unaudited)	6.51	0.00[3]	0.05	0.05	—*	(0.03)	(0.03)
Year ended 12-31-2014	7.50	(0.01)[3]	(0.73)	(0.74)	—	(0.25)	(0.25)
Year ended 12-31-2013	5.89	(0.02)[3]	1.65	1.63	—	(0.02)	(0.02)
Year ended 12-31-2012	5.81	(0.01)[3]	0.09	0.08	—	—	—
Year ended 12-31-2011	6.39	(0.02)[3]	(0.56)	(0.58)	—	—	—
Year ended 12-31-2010	5.26	(0.01)	1.16	1.15	(0.02)	—	(0.02)
Global Bond							
Six-month period ended 6-30-2015 (unaudited)	5.05	0.09[3]	(0.03)	0.06	(0.19)	—	(0.19)
Year ended 12-31-2014	5.16	0.19[3]	(0.18)	0.01	(0.12)	—	(0.12)
Year ended 12-31-2013	5.07	0.15[3]	(0.06)	0.09	—	—	—
Year ended 12-31-2012	4.90	0.15[3]	0.16	0.31	(0.14)	—*	(0.14)
Year ended 12-31-2011	5.00	0.12[3]	(0.12)	0.00	(0.10)	—	(0.10)
Year ended 12-31-2010[5]	5.00	0.00	0.00	0.00	—	—	—

* Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from August 23, 2010 (commencement of operations of the Portfolio) through December 31, 2010.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Asset Strategy								
Six-month period ended 6-30-2015 (unaudited)	$ 9.06	0.01%	$1,512	0.98%[4]	1.13%[4]	0.99%[4]	1.12%[4]	34%
Year ended 12-31-2014	10.87	-5.26	1,600	0.97	0.94	0.98	0.93	130
Year ended 12-31-2013	13.25	25.13	1,704	0.97	0.82	0.98	0.81	64
Year ended 12-31-2012	10.73	19.18	1,345	1.00	1.83	1.01	1.82	49
Year ended 12-31-2011	9.11	-7.21	1,197	0.99	0.62	1.00	0.61	57
Year ended 12-31-2010	9.91	8.68	1,295	1.02	1.07	1.03	1.06	104
Balanced								
Six-month period ended 6-30-2015 (unaudited)	8.95	1.87	410	0.99[4]	1.20[4]	—	—	23
Year ended 12-31-2014	10.19	7.57	415	1.01	0.90	—	—	43
Year ended 12-31-2013	10.46	23.70	418	1.01	0.99	—	—	38
Year ended 12-31-2012	9.37	11.75	355	1.01	1.55	—	—	43
Year ended 12-31-2011	9.01	3.31	345	1.01	1.46	—	—	32
Year ended 12-31-2010	9.59	17.11	375	1.01	1.52	—	—	48
Bond								
Six-month period ended 6-30-2015 (unaudited)	5.18	-0.20	299	0.79[4]	1.94[4]	—	—	37
Year ended 12-31-2014	5.34	4.34	310	0.78	2.43	—	—	28
Year ended 12-31-2013	5.49	-2.09	314	0.78	2.50	—	—	48
Year ended 12-31-2012	5.90	5.78	511	0.78	2.62	—	—	33
Year ended 12-31-2011	5.80	7.31	640	0.77	3.02	—	—	65
Year ended 12-31-2010	5.60	6.04	508	0.78	2.25	—	—	49
Core Equity								
Six-month period ended 6-30-2015 (unaudited)	11.96	1.03	483	0.95[4]	0.43[4]	1.00[4]	0.38[4]	28
Year ended 12-31-2014	14.18	9.68	505	0.95	0.34	1.00	0.29	57
Year ended 12-31-2013	15.13	33.51	500	0.96	0.55	1.01	0.50	70
Year ended 12-31-2012	12.38	18.60	391	0.97	0.60	1.02	0.55	53
Year ended 12-31-2011	11.70	1.66	376	0.96	0.57	1.01	0.52	70
Year ended 12-31-2010	11.91	20.89	429	0.96	0.33	1.01	0.28	100
Dividend Opportunities								
Six-month period ended 6-30-2015 (unaudited)	7.89	-1.08	508	1.00[4]	1.25[4]	—	—	22
Year ended 12-31-2014	9.05	9.84	511	1.00	1.33	—	—	42
Year ended 12-31-2013	9.04	29.61	484	1.00	1.23	—	—	53
Year ended 12-31-2012	7.24	13.18	386	1.01	1.95	—	—	43
Year ended 12-31-2011	6.47	-4.69	343	1.00	1.30	—	—	45
Year ended 12-31-2010	6.86	16.37	296	1.02	1.37	—	—	44
Energy								
Six-month period ended 6-30-2015 (unaudited)	6.53	0.92	134	1.21[4]	-0.02[4]	—	—	15
Year ended 12-31-2014	6.51	-10.56	118	1.18	-0.10	—	—	21
Year ended 12-31-2013	7.50	27.76	99	1.23	-0.24	—	—	33
Year ended 12-31-2012	5.89	1.38	67	1.25	-0.18	—	—	38
Year ended 12-31-2011	5.81	-9.08	62	1.24	-0.36	—	—	14
Year ended 12-31-2010	6.39	21.96	44	1.28	-0.25	—	—	27
Global Bond								
Six-month period ended 6-30-2015 (unaudited)	4.92	1.06	19	0.62[4]	3.69[4]	1.25[4]	3.06[4]	10
Year ended 12-31-2014	5.05	0.18	19	0.48	3.69	1.11	3.06	37
Year ended 12-31-2013	5.16	1.74	16	0.63	3.00	1.26	2.37	26
Year ended 12-31-2012	5.07	6.41	11	0.67	3.01	1.29	2.39	28
Year ended 12-31-2011	4.90	0.08	7	0.81	2.45	1.43	1.83	46
Year ended 12-31-2010[5]	5.00	-0.10	5	0.90[4]	0.09[4]	1.52[4]	-0.53[4]	28

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Global Growth							
Six-month period ended 6-30-2015							
(unaudited)	$ 8.84	$ 0.03(3)	$ 0.43	$ 0.46	$(0.04)	$(0.45)	$(0.49)
Year ended 12-31-2014	9.81	0.09(3)	0.01	0.10	(0.21)	(0.86)	(1.07)
Year ended 12-31-2013	8.46	0.09(3)	1.51	1.60	(0.08)	(0.17)	(0.25)
Year ended 12-31-2012	7.86	0.09(3)	1.22	1.31	(0.17)	(0.54)	(0.71)
Year ended 12-31-2011	8.51	0.14(3)	(0.76)	(0.62)	(0.03)	—	(0.03)
Year ended 12-31-2010	7.49	0.08	1.01	1.09	(0.07)	—	(0.07)
Global Natural Resources							
Six-month period ended 6-30-2015							
(unaudited)	4.72	0.01(3)	0.00*	0.01	—*	—	—*
Year ended 12-31-2014	5.43	0.01(3)	(0.72)	(0.71)	—	—	—
Year ended 12-31-2013	5.04	0.00*(3)	0.39	0.39	—	—	—
Year ended 12-31-2012	5.29	(0.01)(3)	0.07	0.06	—	(0.31)	(0.31)
Year ended 12-31-2011	6.73	(0.01)(3)	(1.43)	(1.44)	—	—	—
Year ended 12-31-2010	5.75	(0.02)	1.00	0.98	—	—	—
Growth							
Six-month period ended 6-30-2015							
(unaudited)	12.08	0.00*(3)	0.65	0.65	(0.01)	(1.50)	(1.51)
Year ended 12-31-2014	13.33	0.01(3)	1.28	1.29	(0.06)	(2.48)	(2.54)
Year ended 12-31-2013	10.63	0.03(3)	3.65	3.68	(0.05)	(0.93)	(0.98)
Year ended 12-31-2012	10.19	0.05(3)	1.20	1.25	(0.01)	(0.80)	(0.81)
Year ended 12-31-2011	10.38	0.01(3)	0.22	0.23	(0.04)	(0.38)	(0.42)
Year ended 12-31-2010	9.28	0.04	1.12	1.16	(0.06)	—	(0.06)
High Income							
Six-month period ended 6-30-2015							
(unaudited)	3.85	0.13(3)	(0.04)	0.09	(0.24)	(0.04)	(0.28)
Year ended 12-31-2014	4.00	0.25(3)	(0.17)	0.08	(0.20)	(0.03)	(0.23)
Year ended 12-31-2013	3.80	0.27(3)	0.12	0.39	(0.19)	—	(0.19)
Year ended 12-31-2012	3.42	0.29(3)	0.33	0.62	(0.24)	—	(0.24)
Year ended 12-31-2011	3.49	0.28(3)	(0.09)	0.19	(0.26)	—	(0.26)
Year ended 12-31-2010	3.30	0.27	0.19	0.46	(0.27)	—	(0.27)
International Core Equity							
Six-month period ended 6-30-2015							
(unaudited)	18.00	0.17(3)	1.26	1.43	(0.24)	(2.37)	(2.61)
Year ended 12-31-2014	19.75	0.24(3)	0.10	0.34	(0.51)	(1.58)	(2.09)
Year ended 12-31-2013	16.07	0.27(3)	3.70	3.97	(0.29)	—	(0.29)
Year ended 12-31-2012	14.67	0.25(3)	1.64	1.89	(0.36)	(0.13)	(0.49)
Year ended 12-31-2011	17.29	0.32(3)	(2.68)	(2.36)	(0.26)	—	(0.26)
Year ended 12-31-2010	15.38	0.26	1.86	2.12	(0.21)	—	(0.21)
Limited-Term Bond							
Six-month period ended 6-30-2015							
(unaudited)	4.90	0.03(3)	0.00*	0.03	(0.07)	—	(0.07)
Year ended 12-31-2014	4.89	0.07(3)	(0.02)	0.05	(0.03)	(0.01)	(0.04)
Year ended 12-31-2013	4.92	0.05(3)	(0.08)	(0.03)	—	—*	—*
Year ended 12-31-2012	5.03	0.07(3)	0.10	0.17	(0.15)	(0.13)	(0.28)
Year ended 12-31-2011	4.96	0.06(3)	0.09	0.15	(0.08)	—	(0.08)
Year ended 12-31-2010(5)	5.00	0.02	(0.06)	(0.04)	—	—	—
Micro Cap Growth							
Six-month period ended 6-30-2015							
(unaudited)	26.73	(0.13)(3)	1.85	1.72	—	(4.16)	(4.16)
Year ended 12-31-2014	31.78	(0.32)(3)	(0.66)	(0.98)	—	(4.07)	(4.07)
Year ended 12-31-2013	21.13	(0.31)(3)	12.05	11.74	—	(1.09)	(1.09)
Year ended 12-31-2012	20.56	(0.20)(3)	2.57	2.37	—	(1.80)	(1.80)
Year ended 12-31-2011	22.11	(0.26)(3)	(1.29)	(1.55)	—	—	—
Year ended 12-31-2010	15.70	(0.21)	6.62	6.41	—	—	—

* Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from August 23, 2010 (commencement of operations of the Portfolio) through December 31, 2010.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Global Growth								
Six-month period ended 6-30-2015								
(unaudited)	$ 8.81	4.92%	$ 503	1.15%[4]	0.74%[4]	1.18%[4]	0.71%[4]	28%
Year ended 12-31-2014	8.84	0.96	431	1.13	0.93	1.16	0.90	65
Year ended 12-31-2013	9.81	19.23	419	1.14	1.06	1.17	1.03	49
Year ended 12-31-2012	8.46	18.05	478	1.15	1.09	1.18	1.06	44
Year ended 12-31-2011	7.86	-7.32	266	1.15	1.67	1.18	1.64	61
Year ended 12-31-2010	8.51	14.79	331	1.17	1.22	1.20	1.19	75
Global Natural Resources								
Six-month period ended 6-30-2015								
(unaudited)	4.73	0.30	145	1.35[4]	0.41[4]	—	—	17
Year ended 12-31-2014	4.72	-13.04	146	1.33	0.12	—	—	31
Year ended 12-31-2013	5.43	7.80	173	1.35	-0.02	—	—	134
Year ended 12-31-2012	5.04	1.89	180	1.36	-0.13	—	—	102
Year ended 12-31-2011	5.29	-21.45	184	1.37	-0.14	—	—	100
Year ended 12-31-2010	6.73	17.06	236	1.37	-0.31	—	—	117
Growth								
Six-month period ended 6-30-2015								
(unaudited)	11.22	5.34	884	0.97[4]	-0.03[4]	1.00[4]	-0.06[4]	17
Year ended 12-31-2014	12.08	11.81	871	0.96	0.10	0.99	0.07	26
Year ended 12-31-2013	13.33	36.46	1,201	0.96	0.30	0.99	0.27	43
Year ended 12-31-2012	10.63	12.75	992	0.97	0.47	1.00	0.44	47
Year ended 12-31-2011	10.19	2.12	859	0.97	0.07	1.00	0.04	42
Year ended 12-31-2010	10.38	12.58	917	0.97	0.42	1.00	0.39	64
High Income								
Six-month period ended 6-30-2015								
(unaudited)	3.66	2.00	839	0.89[4]	6.65[4]	0.92[4]	6.62[4]	18
Year ended 12-31-2014	3.85	1.90	818	0.88	6.31	0.91	6.28	55
Year ended 12-31-2013	4.00	10.50	689	0.88	6.99	0.93	6.94	84
Year ended 12-31-2012	3.80	18.64	449	0.89	7.86	0.94	7.81	91
Year ended 12-31-2011	3.42	5.26	272	0.90	8.01	0.95	7.96	78
Year ended 12-31-2010	3.49	14.86	243	0.91	8.27	0.96	8.22	108
International Core Equity								
Six-month period ended 6-30-2015								
(unaudited)	16.82	7.31	741	1.17[4]	1.81[4]	—	—	53
Year ended 12-31-2014	18.00	1.44	656	1.16	1.28	—	—	102
Year ended 12-31-2013	19.75	24.91	672	1.16	1.51	—	—	92
Year ended 12-31-2012	16.07	13.33	622	1.17	1.64	—	—	85
Year ended 12-31-2011	14.67	-13.88	521	1.19	1.96	—	—	100
Year ended 12-31-2010	17.29	14.09	580	1.19	1.70	—	—	107
Limited-Term Bond								
Six-month period ended 6-30-2015								
(unaudited)	4.86	0.74	397	0.80[4]	1.33[4]	—	—	18
Year ended 12-31-2014	4.90	0.97	474	0.80	1.38	—	—	34
Year ended 12-31-2013	4.89	-0.54	437	0.82	1.14	—	—	25
Year ended 12-31-2012	4.92	3.37	123	0.81	1.33	0.82	1.32	60
Year ended 12-31-2011	5.03	3.17	241	0.76	1.27	0.84	1.19	55
Year ended 12-31-2010[5]	4.96	-0.85	142	0.76[4]	0.92[4]	0.84[4]	0.84[4]	15
Micro Cap Growth								
Six-month period ended 6-30-2015								
(unaudited)	24.29	7.00	71	1.34[4]	-1.00[4]	—	—	19
Year ended 12-31-2014	26.73	-1.74	72	1.32	-1.16	—	—	51
Year ended 12-31-2013	31.78	57.28	79	1.34	-1.19	—	—	61
Year ended 12-31-2012	21.13	11.84	49	1.35	-0.91	—	—	52
Year ended 12-31-2011	20.56	-7.01	46	1.34	-1.20	—	—	57
Year ended 12-31-2010	22.11	40.85	55	1.35	-1.15	—	—	77

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS
Ivy Funds VIP

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Mid Cap Growth							
Six-month period ended 6-30-2015							
(unaudited)	$10.84	$(0.02)[3]	$ 0.40	$ 0.38	$ —	$(0.89)	$(0.89)
Year ended 12-31-2014	10.72	(0.04)[3]	0.82	0.78	—	(0.66)	(0.66)
Year ended 12-31-2013	8.54	(0.04)[3]	2.54	2.50	—	(0.32)	(0.32)
Year ended 12-31-2012	8.37	(0.02)[3]	1.07	1.05	—	(0.88)	(0.88)
Year ended 12-31-2011	8.69	(0.03)[3]	0.01	(0.02)	—*	(0.30)	(0.30)
Year ended 12-31-2010	6.61	0.00	2.08	2.08	—*	—	—*
Money Market							
Six-month period ended 6-30-2015							
(unaudited)	1.00	0.00*[3]	0.00	0.00*	—*	—	—*
Year ended 12-31-2014	1.00	0.00*[3]	0.00	0.00*	—*	—	—*
Year ended 12-31-2013	1.00	0.00*[3]	0.00	0.00*	—*	—	—*
Year ended 12-31-2012	1.00	0.00*[3]	0.00*	0.00*	—*	—	—*
Year ended 12-31-2011	1.00	0.00[3]	0.00	0.00	—*	—	—*
Year ended 12-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Real Estate Securities							
Six-month period ended 6-30-2015							
(unaudited)	9.59	0.08[3]	(0.57)	(0.49)	(0.10)	(0.92)	(1.02)
Year ended 12-31-2014	7.90	0.10[3]	2.20	2.30	(0.09)	(0.52)	(0.61)
Year ended 12-31-2013	7.89	0.08[3]	0.02	0.10	(0.09)	—	(0.09)
Year ended 12-31-2012	6.75	0.08[3]	1.11	1.19	(0.05)	—	(0.05)
Year ended 12-31-2011	6.48	0.06[3]	0.26	0.32	(0.05)	—	(0.05)
Year ended 12-31-2010	5.14	0.05	1.40	1.45	(0.11)	—	(0.11)
Science and Technology							
Six-month period ended 6-30-2015							
(unaudited)	25.02	(0.07)[3]	1.29	1.22	—	(1.50)	(1.50)
Year ended 12-31-2014	26.58	(0.13)[3]	0.74	0.61	—	(2.17)	(2.17)
Year ended 12-31-2013	18.10	(0.11)[3]	9.89	9.78	—	(1.30)	(1.30)
Year ended 12-31-2012	15.25	(0.12)[3]	4.22	4.10	—	(1.25)	(1.25)
Year ended 12-31-2011	16.73	(0.13)[3]	(0.75)	(0.88)	—	(0.60)	(0.60)
Year ended 12-31-2010	15.30	(0.08)	1.96	1.88	—	(0.45)	(0.45)
Small Cap Growth							
Six-month period ended 6-30-2015							
(unaudited)	12.15	(0.05)[3]	1.87	1.82	—	(1.97)	(1.97)
Year ended 12-31-2014	13.76	(0.10)[3]	0.11	0.01	—	(1.62)	(1.62)
Year ended 12-31-2013	9.60	(0.10)[3]	4.26	4.16	—	—	—
Year ended 12-31-2012	9.34	(0.08)[3]	0.57	0.49	—	(0.23)	(0.23)
Year ended 12-31-2011	10.53	(0.10)[3]	(1.00)	(1.10)	—	(0.09)	(0.09)
Year ended 12-31-2010	8.17	(0.07)	2.43	2.36	—	—	—
Small Cap Value							
Six-month period ended 6-30-2015							
(unaudited)	17.98	0.05[3]	0.07	0.12	(0.02)	(1.40)	(1.42)
Year ended 12-31-2014	19.90	(0.01)[3]	1.19	1.18	(0.02)	(3.08)	(3.10)
Year ended 12-31-2013	16.04	(0.01)[3]	5.20	5.19	(0.16)	(1.17)	(1.33)
Year ended 12-31-2012	14.57	0.12[3]	2.44	2.56	(0.07)	(1.02)	(1.09)
Year ended 12-31-2011	16.78	0.08[3]	(2.21)	(2.13)	(0.08)	—	(0.08)
Year ended 12-31-2010	13.29	0.07	3.43	3.50	(0.01)	—	(0.01)
Value							
Six-month period ended 6-30-2015							
(unaudited)	7.39	0.03[3]	(0.04)	(0.01)	(0.06)	(0.94)	(1.00)
Year ended 12-31-2014	7.82	0.05[3]	0.71	0.76	(0.09)	(1.10)	(1.19)
Year ended 12-31-2013	5.97	0.05[3]	2.03	2.08	(0.05)	(0.18)	(0.23)
Year ended 12-31-2012	5.57	0.07[3]	0.91	0.98	(0.08)	(0.50)	(0.58)
Year ended 12-31-2011	6.05	0.06[3]	(0.50)	(0.44)	(0.04)	—	(0.04)
Year ended 12-31-2010	5.14	0.03	0.93	0.96	(0.05)	—	(0.05)

* Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Mid Cap Growth								
Six-month period ended 6-30-2015 (unaudited)	$10.33	3.30%	$597	1.10%[4]	-0.41%[4]	1.15%[4]	-0.46%[4]	21%
Year ended 12-31-2014	10.84	7.87	557	1.10	-0.34	1.15	-0.39	43
Year ended 12-31-2013	10.72	29.94	426	1.10	-0.36	1.16	-0.42	35
Year ended 12-31-2012	8.54	13.56	264	1.12	-0.27	1.17	-0.32	35
Year ended 12-31-2011	8.37	-0.56	173	1.16	-0.32	1.18	-0.34	49
Year ended 12-31-2010	8.69	31.56	142	1.17	0.01	1.19	-0.01	44
Money Market								
Six-month period ended 6-30-2015 (unaudited)	1.00	0.02	545	0.18[4]	0.02[4]	0.45[4]	-0.25[4]	—
Year ended 12-31-2014	1.00	0.02	512	0.15	0.02	0.45	-0.28	—
Year ended 12-31-2013	1.00	0.02	605	0.19	0.02	0.45	-0.24	—
Year ended 12-31-2012	1.00	0.02	245	0.30	0.02	0.47	-0.15	—
Year ended 12-31-2011	1.00	0.02	223	0.28	0.02	0.47	-0.17	—
Year ended 12-31-2010	1.00	0.08	178	0.42	0.06	0.49	-0.01	—
Real Estate Securities								
Six-month period ended 6-30-2015 (unaudited)	8.08	-5.65	46	1.22[4]	1.68[4]	1.31[4]	1.59[4]	32
Year ended 12-31-2014	9.59	30.17	52	1.21	1.16	1.30	1.07	81
Year ended 12-31-2013	7.90	1.13	40	1.24	1.01	1.33	0.92	43
Year ended 12-31-2012	7.89	17.72	40	1.33	1.03	1.34	1.02	47
Year ended 12-31-2011	6.75	5.01	39	1.33	0.87	—	—	54
Year ended 12-31-2010	6.48	28.51	40	1.36	0.75	—	—	67
Science and Technology								
Six-month period ended 6-30-2015 (unaudited)	24.74	4.68	619	1.14[4]	-0.51[4]	1.16[4]	-0.53[4]	18
Year ended 12-31-2014	25.02	2.91	586	1.13	-0.51	1.15	-0.53	29
Year ended 12-31-2013	26.58	56.39	570	1.14	-0.49	1.16	-0.51	51
Year ended 12-31-2012	18.10	27.83	334	1.15	-0.67	1.17	-0.69	44
Year ended 12-31-2011	15.25	-5.77	279	1.16	-0.77	1.18	-0.79	50
Year ended 12-31-2010	16.73	12.75	326	1.16	-0.48	1.18	-0.50	27
Small Cap Growth								
Six-month period ended 6-30-2015 (unaudited)	12.00	15.26	476	1.13[4]	-0.77[4]	1.15[4]	-0.79[4]	40
Year ended 12-31-2014	12.15	1.59	426	1.14	-0.80	1.16	-0.82	85
Year ended 12-31-2013	13.76	43.36	560	1.14	-0.84	1.16	-0.86	74
Year ended 12-31-2012	9.60	5.17	448	1.14	-0.80	1.16	-0.82	85
Year ended 12-31-2011	9.34	-10.60	350	1.14	-0.95	1.16	-0.97	80
Year ended 12-31-2010	10.53	28.85	419	1.14	-0.83	1.16	-0.85	60
Small Cap Value								
Six-month period ended 6-30-2015 (unaudited)	16.68	0.61	348	1.16[4]	0.61[4]	—	—	72
Year ended 12-31-2014	17.98	7.05	354	1.15	-0.10	—	—	81
Year ended 12-31-2013	19.90	33.53	289	1.16	-0.09	—	—	54
Year ended 12-31-2012	16.04	18.63	246	1.17	0.78	—	—	64
Year ended 12-31-2011	14.57	-12.79	228	1.17	0.50	—	—	59
Year ended 12-31-2010	16.78	26.41	244	1.17	0.54	—	—	78
Value								
Six-month period ended 6-30-2015 (unaudited)	6.38	-0.34	405	1.00[4]	0.84[4]	1.01[4]	0.83[4]	48
Year ended 12-31-2014	7.39	10.94	416	1.00	0.72	1.01	0.71	76
Year ended 12-31-2013	7.82	35.34	372	1.00	0.76	1.01	0.75	63
Year ended 12-31-2012	5.97	18.88	308	1.00	1.20	1.02	1.18	67
Year ended 12-31-2011	5.57	-7.32	287	1.00	1.04	1.01	1.03	60
Year ended 12-31-2010	6.05	18.71	316	1.01	0.52	1.02	0.51	51

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds Variable Insurance Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust is divided into 29 series (each a "Portfolio"). The assets belonging to each Portfolio, except Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (collectively, the "Pathfinder Portfolios") and Pathfinder Moderate – Managed Volatility, Pathfinder Moderately Aggressive – Managed Volatility and Pathfinder Moderately Conservative – Managed Volatility (collectively, the "Managed Volatility Portfolios"), are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Portfolio's investment adviser is Waddell & Reed Investment Management Company ("WRIMCO").

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Portfolio will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Portfolios invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Portfolios may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Portfolios; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Portfolios may be exposed to counterparty credit risk, or the risk that an entity with which the Portfolios have unsettled or open transactions may fail to or be unable to perform on its commitments. The Portfolios manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Portfolios to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Portfolios'

exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Portfolios' Statement of Assets and Liabilities, less any collateral held by the Portfolios.

Certain Portfolios may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Portfolio invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Portfolio, or, in the case of hedging positions, that the Portfolio's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Portfolios may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Portfolios may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, London Interbank Offered Rate ("LIBOR") rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Portfolio's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Portfolio purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Portfolio purchases a participation of a loan interest, the Portfolio typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Portfolio generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Portfolio assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Portfolio and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Portfolio may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Payment In-Kind Securities. Certain Portfolios may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's net asset value ("NAV") to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or

dispose of the security at a price and yield WRIMCO, or the Portfolio's investment subadviser, as applicable, consider advantageous. The Portfolio maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In July 2014, the SEC issued *Final Rule Release No. 33-9616, Money Market Fund Reform; Amendments to Form PF,* which amends the rules governing money market funds. The final amendments impose different implementation dates for the changes that certain money market funds will need to make. Management is currently evaluating the implication of these amendments and their impact of the Final Rule to the Portfolios' financial statements and related disclosures.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Portfolio's investments are reported at fair value. Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Portfolio calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Money Market Portfolio and short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Effective July 1, 2015, short-term securities with maturities of 60 days or less held in all Portfolios (with the exception of Money Market Portfolio) are valued based on quotes that are obtained from an independent pricing service authorized by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect

the values of a Portfolio's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Portfolio's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Portfolio uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Portfolio may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps are valued by an independent pricing service unless the price is unavailable, in

which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over the counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during

the period. The beginning of period timing recognition is used for the transfers between Levels of the Portfolios' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Portfolio.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of June 30, 2015, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

The Portfolios may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Portfolio related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may engage in buying and selling futures contracts. Upon entering into a futures contract, the Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Portfolio has realized a gain or loss. For each Portfolio, when a written put is exercised, the cost basis of the instruments purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying instrument. With written options, there may be times when a Portfolio will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Portfolio enters into OTC option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty. Payments received or made by the Portfolio are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

The creditworthiness of the counterparty with which a Portfolio enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Portfolio may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Portfolio may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Portfolio and each of its counterparties. The CSA allows the Portfolio and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Portfolio's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Portfolio from its counterparties are not fully collateralized contractually or otherwise, the Portfolio bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. FASB Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of June 30, 2015:

Assets

Portfolio	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Asset Strategy							
Investments in unaffiliated securities at value*	$ 539	$—	$ 539	$ (539)	$ —	$ —	$ —
Unrealized appreciation on forward foreign currency contracts	517	—	517	(517)	—	—	—
Total	$1,056	$—	$1,056	$(1,056)	$ —	$ —	$ —
Global Natural Resources							
Unrealized appreciation on forward foreign currency contracts[(1)]	$ 51	$—	$ 51	$ (51)	$ —	$ —	$ —
High Income							
Unrealized appreciation on forward foreign currency contracts[(1)]	$ 494	$—	$ 494	$ (76)	$ —	$ —	$418
Mid Cap Growth							
Investments in unaffiliated securities at value*	$1,556	$—	$1,556	$ (291)	$(295)	$(684)	$286
Science and Technology							
Investments in unaffiliated securities at value*	$ 85	$—	$ 85	$ (85)	$ —	$ —	$ —

* Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.
(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Portfolio	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Payable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	
Asset Strategy							
Unrealized depreciation on forward foreign currency contracts[1]	$ 713	$—	$ 713	$ —	$ (629)	$—	$ 84
Written options at value	6,716	—	6,716	(1,056)	(4,624)	—	1,036
Total	$7,429	$—	$7,429	$(1,056)	$(5,253)	$—	$1,120
Global Bond							
Unrealized depreciation on forward foreign currency contracts[1]	$ 7	$—	$ 7	$ —	$ —	$—	$ 7
Global Natural Resources							
Unrealized depreciation on forward foreign currency contracts[1]	$ 267	$—	$ 267	$ (51)	$ (173)	$—	$ 43
High Income							
Unrealized depreciation on forward foreign currency contracts[1]	$ 88	$—	$ 88	$ (76)	$ —	$—	$ 12
International Core Equity							
Unrealized depreciation on forward foreign currency contracts	$ 132	$—	$ 132	$ —	$ —	$—	$ 132
Mid Cap Growth							
Written options at value	$ 784	$—	$ 784	$ (291)	$ (490)	$—	$ 3
Science and Technology							
Written options at value	$ 347	$—	$ 347	$ (85)	$ —	$—	$ 262

(1)Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2015:

Portfolio	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Pathfinder Moderate – Managed Volatility	Equity	Unrealized appreciation on futures contracts**	$ 42		$ —
Pathfinder Moderately Aggressive – Managed Volatility	Equity	Unrealized appreciation on futures contracts**	15		—
Pathfinder Moderately Conservative – Managed Volatility	Equity	Unrealized appreciation on futures contracts**	14		—
Asset Strategy	Equity	Investments in unaffiliated securities at value*	599	Written options at value	6,789
	Equity		—	Unrealized depreciation on futures contracts**	714
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	517	Unrealized depreciation on forward foreign currency contracts	686
Global Bond	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	6
Global Natural Resources	Foreign currency	Unrealized appreciation on forward foreign currency contracts	51	Unrealized depreciation on forward foreign currency contracts	255
High Income	Foreign currency	Unrealized appreciation on forward foreign currency contracts	67	Unrealized depreciation on forward foreign currency contracts	58
International Core Equity	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	132
Mid Cap Growth	Equity	Investments in unaffiliated securities at value*	2,056	Written options at value	918
Science and Technology	Equity	Investments in unaffiliated securities at value*	85	Written options at value	347
Value	Equity		—	Written options at value	441

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.
** The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of June 30, 2015.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended June 30, 2015:

Portfolio	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate – Managed Volatility	Equity	$ —	$—	$(129)	$ —	$ —	$ (129)
Pathfinder Moderately Aggressive – Managed Volatility	Equity	—	—	(47)	—	—	(47)
Pathfinder Moderately Conservative – Managed Volatility	Equity	—	—	(43)	—	—	(43)
Asset Strategy	Equity	(1,796)	—	(514)	2,778	—	468
	Foreign currency	—	—	—	—	3,766	3,766
Dividend Opportunities	Equity	—	—	—	132	—	132
Global Bond	Interest rate	—	—	(35)	—	—	(35)
	Foreign currency	—	—	—	—	11	11
Global Growth	Foreign currency	—	—	—	—	1,692	1,692
Global Natural Resources	Foreign currency	—	—	—	—	511	511
High Income	Foreign currency	—	—	—	—	385	385
International Core Equity	Foreign currency	—	—	—	—	(1,425)	(1,425)
Mid Cap Growth	Equity	—	—	—	397	—	397
Science and Technology	Equity	(733)	—	—	257	—	(476)
Value	Equity	—	—	—	542	—	542

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended June 30, 2015:

Portfolio	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate – Managed Volatility	Equity	$ —	$—	$ 55	$ —	$ —	$ 55
Pathfinder Moderately Aggressive – Managed Volatility	Equity	—	—	21	—	—	21
Pathfinder Moderately Conservative – Managed Volatility	Equity	—	—	15	—	—	15
Asset Strategy	Equity	(1,909)	—	(714)	(4,304)	—	(6,927)
	Foreign currency	—	—	—	—	(274)	(274)
Global Bond	Foreign currency	—	—	—	—	(9)	(9)
Global Growth	Foreign currency	—	—	—	—	(1,473)	(1,473)
Global Natural Resources	Foreign currency	—	—	—	—	(342)	(342)
High Income	Foreign currency	—	—	—	—	(79)	(79)
International Core Equity	Foreign currency	—	—	—	—	63	63
Mid Cap Growth	Equity	864	—	—	(500)	—	364
Science and Technology	Equity	(435)	—	—	425	—	(10)
Value	Equity	—	—	—	(108)	—	(108)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended June 30, 2015, the average derivative volume was as follows:

Portfolio	Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Pathfinder Moderate – Managed Volatility	$ —	$ —	$5,375	$—	$ —	$ —
Pathfinder Moderately Aggressive – Managed Volatility	—	—	1,219	—	—	—
Pathfinder Moderately Conservative – Managed Volatility	—	—	1,249	—	—	—
Asset Strategy	181	36,343	—	—	1,553	2,265
Dividend Opportunities	—	—	—	—	—	9
Global Bond	1	370	—	—	—	—
Global Growth	7	—	—	—	—	—
Global Natural Resources	15	—	—	—	—	—
High Income	43	—	—	—	—	—
International Core Equity	421	—	—	—	—	—
Mid Cap Growth	—	—	—	—	294	317
Science and Technology	—	—	—	—	198	357
Value	—	—	—	—	—	386

(1)Average value outstanding during the period.
(2)Average notional amount outstanding during the period.

The derivative instruments outstanding as of period end and the amounts of realized and changes in unrealized gains and losses on derivative instruments during the period, as disclosed in the Statement of Operations and Notes to Schedule of Investments, serve as indicators of the volume of derivative activity for the Portfolios.

Objectives and Strategies

Pathfinder Moderate – Managed Volatility. The Portfolio's objective in using derivatives during the period was to manage the volatility of the Portfolio's equity returns in an attempt to stabilize the equity returns of the Portfolio. To achieve this objective, the Portfolio utilized short exchange traded futures contracts on certain equity indices.

Pathfinder Moderately Aggressive – Managed Volatility. The Portfolio's objective in using derivatives during the period was to manage the volatility of the Portfolio's equity returns in an attempt to stabilize the equity returns of the Portfolio. To achieve this objective, the Portfolio utilized short exchange traded futures contracts on certain equity indices.

Pathfinder Moderately Conservative – Managed Volatility. The Portfolio's objective in using derivatives during the period was to manage the volatility of the Portfolio's equity returns in an attempt to stabilize the equity returns of the Portfolio. To achieve this objective, the Portfolio utilized short exchange traded futures contracts on certain equity indices.

Asset Strategy. The Portfolio's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Portfolio. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures and option contracts, both written and purchased, on foreign and domestic equity indices. To manage foreign currency exposure, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency. To manage event risks, the Portfolio utilized long futures on foreign equity indices and option contracts, both written and purchased, on individual equity securities.

Dividend Opportunities. The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

Global Bond. The Portfolio's objectives in using derivatives during the period were managing the exposure to various foreign currencies and mitigating the impact or rising interest rates. To manage the exposure to various currencies, the Portfolio utilized forward contracts to either hedge a position held by the Portfolio, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency. To mitigate the impact of rising interest rates, the Portfolio utilized Treasury futures contracts.

Global Growth. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

Global Natural Resources. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

High Income. The Portfolio's objective in using derivatives during the period was to hedge the exposure to foreign currencies from securities held in the portfolio. To achieve this objective, the Portfolio utilized forward contracts.

International Core Equity. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

Mid Cap Growth. The Portfolio's objectives in using derivatives during the period included gaining exposure to certain sectors, enhance income, hedging certain event risks on positions held by the Portfolio and hedging market risk on equity securities. To achieve these objectives, the Portfolio utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Science and Technology. The Portfolio's objective in using derivatives during the period was to enhance income, and hedge market risk and individual security exposure in its portfolio. To achieve this objective, the Portfolio utilized options, both written and purchased, on individual equity securities.

Value. The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Portfolio	Outstanding at 12-31-14	Options written	Options closed	Options exercised	Options expired	Outstanding at 6-30-15
Asset Strategy						
Number of Contracts	3,033	54,777	(7,852)	(2,691)	(16,113)	31,154
Premium Received	$1,392	$ 5,616	$ (887)	$ (335)	$ (2,391)	$ 3,395
Dividend Opportunities						
Number of Contracts	N/A	957	—	—	(957)	N/A
Premium Received	N/A	$ 132	$ —	$ —	$ (132)	N/A
Mid Cap Growth						
Number of Contracts	1,034	6,292	(885)	(725)	(2,525)	3,191
Premium Received	$ 176	$ 1,575	$ (768)	$ (70)	$ (436)	$ 477
Science and Technology						
Number of Contracts	5,021	4,707	(6,429)	(166)	—	3,133
Premium Received	$ 246	$ 1,031	$ (509)	$ (49)	$ —	$ 719
Value						
Number of Contracts	1,642	18,173	(3,631)	(1,073)	(12,250)	2,861
Premium Received	$ 269	$ 1,345	$ (251)	$ (301)	$ (650)	$ 412

6. BASIS FOR CONSOLIDATION OF THE ASSET STRATEGY PORTFOLIO

Ivy VIP ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for Ivy Funds VIP Asset Strategy Portfolio (referred to as "the Portfolio" in this subsection). VIP ASF III (SBP), LLC and VIP ASF, LLC (each a "Company", collectively "the Companies"), Delaware limited liability companies, were incorporated as wholly owned companies acting as investment vehicles for the Portfolio. Each Subsidiary and Company acts as an investment vehicle for the Portfolio, in order to effect certain investments for the Portfolio consistent with the Portfolio's investment objectives and policies as specified in its prospectus and SAI.

The Portfolio's investment portfolio has been consolidated and includes the portfolio holdings of the Portfolio, its Subsidiary and the Companies. The consolidated financial statements include the accounts of the Portfolio, its Subsidiary and the Companies. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Portfolio and its Subsidiary and each Company comprising the entire issued share capital of the Subsidiary and each Company with the intent that the Portfolio will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and each Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and each Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and each Company.

See the table below for details regarding the structure, incorporation and relationship as of June 30, 2015 of each Subsidiary and Company to the Portfolio (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Portfolio Net Assets	Subsidiary Net Assets	Percentage of Portfolio Net Assets
Ivy VIP ASF II, Ltd.	1-31-13	4-10-13	$1,512,269	$46,582	3.08%
VIP ASF III (SBP), LLC	4-9-13	4-23-13	1,512,269	32,973	2.18
VIP ASF, LLC	12-10-12	12-18-12	1,512,269	17,243	1.14

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Portfolio's investment adviser. The management fee is accrued daily by each Portfolio, except the Pathfinder Portfolios, at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Asset Strategy	0.700%	0.700%	0.650%	0.650%	0.600%	0.550%
Balanced	0.700	0.700	0.650	0.650	0.600	0.550
Bond	0.525	0.500	0.450	0.400	0.400	0.400
Core Equity	0.700	0.700	0.650	0.650	0.600	0.550
Dividend Opportunities	0.700	0.700	0.650	0.650	0.600	0.550
Energy	0.850	0.850	0.830	0.830	0.800	0.760
Global Bond	0.625	0.600	0.550	0.500	0.500	0.500
Global Growth	0.850	0.850	0.830	0.830	0.800	0.760
Global Natural Resources	1.000	0.850	0.830	0.830	0.800	0.760
Growth	0.700	0.700	0.650	0.650	0.600	0.550
High Income	0.625	0.600	0.550	0.500	0.500	0.500
International Core Equity	0.850	0.850	0.830	0.830	0.800	0.760
Limited-Term Bond	0.500	0.450	0.400	0.350	0.350	0.350
Micro Cap Growth	0.950	0.950	0.930	0.930	0.900	0.860
Mid Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Money Market	0.400	0.400	0.400	0.400	0.400	0.400
Real Estate Securities	0.900	0.900	0.870	0.870	0.840	0.800
Science and Technology	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Value	0.850	0.850	0.830	0.830	0.800	0.760
Value	0.700	0.700	0.650	0.650	0.600	0.550

Each Managed Volatility Portfolio pays a management fee to WRIMCO for providing investment advice and supervising its investments at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	Over $1,000M
Pathfinder Moderate – Managed Volatility	0.200%	0.170%	0.150%
Pathfinder Moderately Aggressive – Managed Volatility	0.200	0.170	0.150
Pathfinder Moderately Conservative – Managed Volatility	0.200	0.170	0.150

WRIMCO uses all of the management fee it receives from the Managed Volatility Portfolios to pay Advantus Capital Management Inc. ("Advantus Capital"). Accordingly, Advantus Capital receives a fee based on the total assets of the Managed Volatility Portfolios.

Effective October 1, 2006, under terms of a settlement agreement, the fee is payable at the following annual rates for those Portfolios included in the settlement agreement until September 30, 2016:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Asset Strategy	0.690%	0.690%	0.650%	0.650%	0.600%	0.550%
Bond[1]	0.485	0.500	0.450	0.400	0.400	0.400
Core Equity	0.650	0.650	0.650	0.650	0.600	0.550
Global Growth	0.820	0.820	0.830	0.830	0.800	0.760
Growth	0.670	0.670	0.650	0.650	0.600	0.550
High Income	0.575	0.600	0.550	0.500	0.500	0.500
Mid Cap Growth	0.830	0.830	0.830	0.830	0.800	0.760
Science and Technology	0.830	0.830	0.830	0.830	0.800	0.760
Small Cap Growth	0.830	0.830	0.830	0.830	0.800	0.760
Value	0.690	0.690	0.650	0.650	0.600	0.550

(1) Effective August 6, 2007, after completion of the merger between a former Limited-Term Bond Portfolio and Bond Portfolio, the fee is contractually payable by Bond Portfolio as follows:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Bond	0.475%	0.475%	0.450%	0.400%	0.400%	0.400%

The Pathfinder Portfolios pay no management fees; however, WRIMCO receives management fees from the underlying funds.

WRIMCO has agreed to waive a Portfolio's investment management fee on any Portfolio, except the Pathfinder Portfolios and Managed Volatility Portfolios, that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

WRIMCO has entered into Subadvisory Agreements with the following entities on behalf of certain Portfolios:

Wall Street Associates serves as subadvisor to Micro Cap Growth. Advantus Capital serves as subadvisor to Real Estate Securities and the Managed Volatility Portfolios. Each subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of WRIMCO and the Board of Trustees. WRIMCO pays all applicable costs of the subadvisors.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio (excluding Pathfinder Portfolios and Managed Volatility Portfolios) pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Under the Accounting Services Agreement, each Pathfinder Portfolio and Managed Volatility Portfolio pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.75	$11.55	$17.75	$24.20	$31.60	$41.25	$48.15	$60.80	$74.25

Each Portfolio also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

Service Plan. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act, each Portfolio, except Money Market, the Pathfinder Portfolios and the Managed Volatility Portfolios, may pay a service fee to W&R in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. During the period ended June 30, 2015, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Asset Strategy	$ 50
Core Equity	124
Global Growth	72
Growth	133
High Income	124
Mid Cap Growth	58
Science and Technology	60
Small Cap Growth	45
Value	20

Effective January 28, 2010, WRIMCO has voluntarily agreed to reimburse sufficient expenses of Money Market to maintain a minimum annualized yield of 0.02%. For the period ended June 30, 2015, expenses in the amount of $696 were reimbursed. This reimbursement serves to reduce shareholder servicing.

For the period from August 23, 2010 through August 31, 2011, W&R and/or WRSCO have contractually agreed to reimburse sufficient expenses of Limited-Term Bond to cap the expenses for the Portfolio at 0.76%. For the period from September 1, 2011 through January 31, 2012, W&R and/or WRSCO have voluntarily agreed to reimburse sufficient expenses of Limited-Term Bond to cap the expenses for the Portfolio at 0.76%. This reimbursement serves to reduce 12b-1 fees and/or accounting services fees.

Effective May 1, 2012, W&R and/or WRSCO have voluntarily agreed to reimburse sufficient expenses of Mid Cap Growth to cap the expenses for the Portfolio at 1.10%. For the period ended June 30, 2015, expenses in the amount of $90 were reimbursed. This reimbursement serves to reduce 12b-1 fees and/or accounting services fees.

Effective December 3, 2012, WRIMCO has contractually agreed to reduce the management fee computed and paid by Real Estate Securities Portfolio each day on NAV by 0.09% on an annualized basis. For the period ended June 30, 2015, expenses in the amount of $24 were reimbursed.

During the period ended June 30, 2015, the following amounts were waived as a result of the reduced management fees related to the voluntary waiver of management fee to any Portfolio, excluding Pathfinder Portfolios and Managed Volatility Portfolios, having less than $25 million in net assets:

Global Bond	$60

Any amounts due to the Portfolios as a reimbursement but not paid as of June 30, 2015 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds and InvestEd Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended June 30, 2015.

9. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended June 30, 2015 follows:

Portfolio	12-31-14 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	6-30-15 Share Balance	6-30-15 Value
Asset Strategy							
Media Group Holdings LLC, Series H[2]	32	$ —	$ —	$ —	$ —	32	$ 14,638
Media Group Holdings LLC, Series I[2]	19	—	—	—	—	19	7,482
Media Group Holdings LLC, Series T[2]	4	601	—	—	—	4	10,843
				$ —	$ —		$ 32,963

Portfolio	12-31-14 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-15 Share Balance	6-30-15 Value
Pathfinder Aggressive							
Ivy Funds VIP Global Growth	1,429	$3,194	$ 759	$ 805	$ 62	1,681	$ 14,807
Ivy Funds VIP Growth	1,398	2,662	727	2,079	126	1,561	17,520
Ivy Funds VIP International Core Equity	460	3,152	354	782	428	619	10,409
Ivy Funds VIP Limited-Term Bond	2,478	1,394	3,742	27	169	1,993	9,693
Ivy Funds VIP Mid Cap Growth	799	972	401	774	70	840	8,677
Ivy Funds VIP Small Cap Growth	694	1,598	525	1,466	—	776	9,306
Ivy Funds VIP Small Cap Value	483	962	281	692	71	519	8,661
Ivy Funds VIP Value	1,133	1,983	258	937	315	1,381	8,814
				$7,562	$1,241		$ 87,887

Portfolio	12-31-14 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-15 Share Balance	6-30-15 Value
Pathfinder Conservative							
Ivy Funds VIP Dividend Opportunities	1,801	$2,177	$ 898	$1,764	$ 410	1,931	$ 15,243
Ivy Funds VIP Global Growth	N/A	2,895	79	130	11	300	2,645
Ivy Funds VIP Growth	1,339	2,173	1,498	2,015	113	1,389	15,591
Ivy Funds VIP International Core Equity	339	932	666	682	295	347	5,842
Ivy Funds VIP Limited-Term Bond	4,871	1,794	3,888	55	322	4,438	21,582
Ivy Funds VIP Mid Cap Growth	353	353	376	343	29	345	3,564
Ivy Funds VIP Money Market	41,837	2,485	2,350	—	4	41,973	41,973
Ivy Funds VIP Small Cap Growth	511	1,020	662	1,100	—	531	6,373
Ivy Funds VIP Small Cap Value	142	233	236	185	19	142	2,371
Ivy Funds VIP Value	668	845	206	551	173	757	4,828
				$6,825	$1,376		$120,012

Portfolio	12-31-14 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-15 Share Balance	6-30-15 Value
Pathfinder Moderate							
Ivy Funds VIP Dividend Opportunities	15,656	$17,945	$ 2,699	$14,629	$ 3,676	17,369	$ 137,112
Ivy Funds VIP Global Growth	10,571	27,862	6,669	6,472	473	12,745	112,238
Ivy Funds VIP Growth	10,865	16,728	6,864	16,318	943	11,664	130,898
Ivy Funds VIP International Core Equity	2,555	24,657	2,379	4,499	2,291	3,814	64,142
Ivy Funds VIP Limited-Term Bond	27,528	8,938	40,380	295	1,806	21,058	102,400
Ivy Funds VIP Mid Cap Growth	3,547	3,237	2,135	3,514	299	3,587	37,049
Ivy Funds VIP Money Market	180,149	12,144	5,323	—	18	186,970	186,970
Ivy Funds VIP Small Cap Growth	5,395	10,357	4,754	11,285	—	5,797	69,548
Ivy Funds VIP Small Cap Value	2,683	3,992	2,092	3,855	380	2,770	46,212
Ivy Funds VIP Value	6,289	8,507	1,042	5,045	1,684	7,373	47,048
				$65,912	$11,570		$ 933,617

Portfolio	12-31-14 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-15 Share Balance	6-30-15 Value
Pathfinder Moderately Aggressive							
Ivy Funds VIP Dividend Opportunities	18,472	$21,957	$ 2,380	$17,009	$ 4,375	20,715	$ 163,521
Ivy Funds VIP Global Growth	12,472	32,626	6,327	7,456	563	15,200	133,856
Ivy Funds VIP Growth	12,818	19,130	6,129	18,912	1,123	13,910	156,110
Ivy Funds VIP International Core Equity	6,029	35,974	3,769	10,795	5,454	7,824	131,593
Ivy Funds VIP Limited-Term Bond	32,471	11,360	46,632	335	2,149	25,210	122,592
Ivy Funds VIP Mid Cap Growth	5,231	4,543	2,491	5,010	444	5,347	55,232
Ivy Funds VIP Money Market	106,252	7,678	2,439	—	11	111,491	111,491
Ivy Funds VIP Small Cap Growth	7,274	13,652	5,321	15,028	—	7,901	94,790
Ivy Funds VIP Small Cap Value	5,064	7,167	2,814	7,084	723	5,286	88,182
Ivy Funds VIP Value	7,420	10,355	967	5,914	2,005	8,793	56,108
				$87,543	$16,847		$1,113,475

Portfolio	12-31-14 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-15 Share Balance	6-30-15 Value
Pathfinder Moderately Conservative							
Ivy Funds VIP Dividend Opportunities	4,280	$ 4,721	$ 1,296	$ 4,122	$ 985	4,643	$ 36,651
Ivy Funds VIP Global Growth	1,667	7,756	1,448	1,154	87	2,326	20,487
Ivy Funds VIP Growth	3,426	5,074	2,891	5,125	291	3,597	40,373
Ivy Funds VIP International Core Equity	806	7,511	970	1,444	708	1,173	19,736
Ivy Funds VIP Limited-Term Bond	11,568	3,165	13,253	105	777	9,492	46,156
Ivy Funds VIP Mid Cap Growth	1,119	974	881	1,117	92	1,106	11,427
Ivy Funds VIP Money Market	70,976	3,978	2,874	—	7	72,081	72,081
Ivy Funds VIP Small Cap Growth	1,458	2,704	1,546	3,076	—	1,533	18,391
Ivy Funds VIP Small Cap Value	508	721	536	752	70	513	8,551
Ivy Funds VIP Value	1,983	2,475	456	1,589	521	2,274	14,512
				$18,484	$ 3,538		$ 288,365

Portfolio	12-31-14 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-15 Share Balance	6-30-15 Value
Pathfinder Moderate – Managed Volatility							
Ivy Funds VIP Dividend Opportunities	3,314	$18,144	$ 95	$ 3,783	$ 1,052	5,395	$ 42,584
Ivy Funds VIP Global Growth	2,237	17,008	943	1,691	135	3,960	34,871
Ivy Funds VIP Growth	2,302	16,800	877	4,373	270	3,621	40,639
Ivy Funds VIP International Core Equity	542	11,820	326	1,204	655	1,184	19,916
Ivy Funds VIP Limited-Term Bond	5,880	13,613	10,279	41	517	6,537	31,786
Ivy Funds VIP Mid Cap Growth	749	4,360	353	809	85	1,114	11,503
Ivy Funds VIP Money Market	38,465	19,777	127	—	5	58,115	58,115
Ivy Funds VIP Small Cap Growth	1,144	8,968	872	2,993	—	1,790	21,470
Ivy Funds VIP Small Cap Value	567	5,436	248	966	109	862	14,379
Ivy Funds VIP Value	1,336	6,609	32	1,360	482	2,285	14,578
				$17,220	$ 3,310		$ 289,841

Portfolio	12-31-14 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-15 Share Balance	6-30-15 Value
Pathfinder Moderately Aggressive – Managed Volatility							
Ivy Funds VIP Dividend Opportunities	698	$2,755	$ 17	$ 733	$204	1,015	$ 8,013
Ivy Funds VIP Global Growth	471	2,718	163	323	26	745	6,564
Ivy Funds VIP Growth	485	2,501	140	844	52	682	7,652
Ivy Funds VIP International Core Equity	228	2,886	98	462	254	383	6,447
Ivy Funds VIP Limited-Term Bond	1,234	2,003	1,982	7	100	1,235	6,005
Ivy Funds VIP Mid Cap Growth	197	787	79	194	21	262	2,706
Ivy Funds VIP Money Market	4,038	1,439	12	—	—*	5,465	5,465
Ivy Funds VIP Small Cap Growth	275	1,555	182	657	—	386	4,629
Ivy Funds VIP Small Cap Value	191	1,254	59	297	34	260	4,329
Ivy Funds VIP Value	281	1,035	6	264	94	430	2,746
				$3,781	$785		$54,556

Portfolio	12-31-14 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-15 Share Balance	6-30-15 Value
Pathfinder Moderately Conservative – Managed Volatility							
Ivy Funds VIP Dividend Opportunities	443	$1,786	$ 153	$ 458	$123	632	$ 4,985
Ivy Funds VIP Global Growth	173	1,487	137	136	11	317	2,787
Ivy Funds VIP Growth	354	1,922	292	612	37	489	5,490
Ivy Funds VIP International Core Equity	83	1,466	106	166	89	160	2,684
Ivy Funds VIP Limited-Term Bond	1,201	2,039	1,581	10	97	1,291	6,277
Ivy Funds VIP Mid Cap Growth	116	489	103	114	12	150	1,554
Ivy Funds VIP Money Market	7,368	2,711	262	—	1	9,816	9,816
Ivy Funds VIP Small Cap Growth	151	889	181	351	—	207	2,487
Ivy Funds VIP Small Cap Value	52	366	59	81	9	70	1,166
Ivy Funds VIP Value	205	762	50	187	65	309	1,970
				$2,115	$444		$39,216

*Not shown due to rounding.
(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.
(2)No dividends were paid during the preceding 12 months.

10. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended June 30, 2015, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Pathfinder Aggressive	$ —	$ 15,917	$ —	$ 7,715
Pathfinder Conservative	—	14,907	—	11,974
Pathfinder Moderate	—	134,367	—	82,154
Pathfinder Moderately Aggressive	—	164,442	—	88,023
Pathfinder Moderately Conservative	—	39,079	—	28,759
Pathfinder Moderate – Managed Volatility	—	122,535	—	14,754
Pathfinder Moderately Aggressive – Managed Volatility	—	18,933	—	2,846
Pathfinder Moderately Conservative – Managed Volatility	—	13,917	—	3,048
Asset Strategy	—	444,192	—	448,224
Balanced	—	93,295	9,405	86,173
Bond	31,334	73,278	31,713	82,291
Core Equity	—	138,847	—	156,419
Dividend Opportunities	—	102,699	—	113,956
Energy	—	33,625	—	18,808
Global Bond	—	2,321	251	1,578
Global Growth	—	206,640	—	128,421
Global Natural Resources	—	27,115	—	25,116
Growth	—	147,656	—	168,928
High Income	—	177,918	—	145,366
International Core Equity	—	403,207	—	358,040
Limited-Term Bond	11,601	61,837	13,888	156,195
Micro Cap Growth	—	12,778	—	19,372
Mid Cap Growth	—	133,646	—	117,121
Money Market	—	—	—	—
Real Estate Securities	—	16,503	—	19,650
Science and Technology	—	103,369	—	113,537
Small Cap Growth	—	172,454	—	187,455
Small Cap Value	—	244,476	—	251,402
Value	—	197,407	—	183,520

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Pathfinder Aggressive				Pathfinder Conservative			
	Six months ended 6-30-15		Year ended 12-31-14		Six months ended 6-30-15		Year ended 12-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	648	$ 3,770	747	$ 4,305	537	$ 3,009	2,064	$ 11,433
Shares issued in reinvestment of distributions to shareholders	2,058	10,990	1,273	6,985	1,720	9,091	1,597	8,605
Shares redeemed	(646)	(3,698)	(1,649)	(9,432)	(1,267)	(7,012)	(2,599)	(14,524)
Net increase	2,060	$ 11,062	371	$ 1,858	990	$ 5,088	1,062	$ 5,514

	Pathfinder Moderate				Pathfinder Moderately Aggressive			
	Six months ended 6-30-15		Year ended 12-31-14		Six months ended 6-30-15		Year ended 12-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,801	$ 10,457	3,228	$ 19,159	1,276	$ 7,805	2,244	$ 13,878
Shares issued in reinvestment of distributions to shareholders	16,149	89,584	13,275	75,253	20,436	118,126	14,771	87,292
Shares redeemed	(4,601)	(27,100)	(8,549)	(50,390)	(4,540)	(27,972)	(8,905)	(54,748)
Net increase	13,349	$ 72,941	7,954	$ 44,022	17,172	$ 97,959	8,110	$ 46,422

	Pathfinder Moderately Conservative				Pathfinder Moderate - Managed Volatility			
	Six months ended 6-30-15		Year ended 12-31-14		Six months ended 6-30-15		Year ended 12-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	365	$ 2,127	1,311	$ 7,695	17,091	$ 94,391	31,417	$171,351
Shares issued in reinvestment of distributions to shareholders	4,818	26,405	3,895	21,903	—	—	1,132	5,973
Shares redeemed	(2,048)	(11,896)	(4,692)	(27,387)	(413)	(2,272)	(1,212)	(6,655)
Net increase	3,135	$ 16,636	514	$ 2,211	16,678	$ 92,119	31,337	$170,669

	Pathfinder Moderately Aggressive - Managed Volatility				Pathfinder Moderately Conservative - Managed Volatility			
	Six months ended 6-30-15		Year ended 12-31-14		Six months ended 6-30-15		Year ended 12-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	2,484	$ 13,501	6,690	$ 36,541	2,006	$ 10,810	4,956	$ 26,598
Shares issued in reinvestment of distributions to shareholders	—	—	447	2,311	19	101	200	1,036
Shares redeemed	(220)	(1,202)	(948)	(5,285)	(374)	(2,010)	(1,106)	(5,998)
Net increase	2,264	$ 12,299	6,189	$ 33,567	1,651	$ 8,901	4,050	$ 21,636

	Asset Strategy				Balanced			
	Six months ended 6-30-15		Year ended 12-31-14		Six months ended 6-30-15		Year ended 12-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	6,591	$ 69,405	21,679	$ 258,981	1,484	$ 14,999	2,842	$ 28,726
Shares issued in reinvestment of distributions to shareholders	27,988	263,938	20,293	224,946	6,352	57,910	3,988	38,426
Shares redeemed	(14,842)	(158,381)	(23,452)	(273,247)	(2,678)	(27,159)	(6,109)	(61,799)
Net increase	19,737	$ 174,962	18,520	$ 210,680	5,158	$ 45,750	721	$ 5,353

	Bond				Core Equity			
	Six months ended 6-30-15		Year ended 12-31-14		Six months ended 6-30-15		Year ended 12-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,718	$ 9,237	3,799	$ 20,608	668	$ 9,190	1,770	$ 25,364
Shares issued in reinvestment of distributions to shareholders	1,671	8,716	4,054	21,376	6,758	82,546	5,503	72,083
Shares redeemed	(3,505)	(18,804)	(7,120)	(38,524)	(2,634)	(36,495)	(4,665)	(66,518)
Net increase (decrease)	(116)	$ (851)	733	$ 3,460	4,792	$ 55,241	2,608	$ 30,929

	Dividend Opportunities				Energy			
	Six months ended 6-30-15		Year ended 12-31-14		Six months ended 6-30-15		Year ended 12-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	2,525	$ 22,445	5,652	$ 49,996	3,643	$ 24,366	6,777	$ 53,541
Shares issued in reinvestment of distributions to shareholders	7,592	62,165	5,114	43,139	106	726	464	3,701
Shares redeemed	(2,268)	(20,026)	(7,820)	(69,709)	(1,364)	(9,080)	(2,333)	(17,694)
Net increase	7,849	$ 64,584	2,946	$ 23,426	2,385	$ 16,012	4,908	$ 39,548

Global Bond					Global Growth			
	Six months ended 6-30-15		Year ended 12-31-14			Six months ended 6-30-15		Year ended 12-31-14	
	Shares	Value	Shares	Value		Shares	Value	Shares	Value
Shares issued from sale of shares	506	$ 2,549	2,214	$ 11,534		8,819	$ 82,499	5,686	$ 51,687
Shares issued in reinvestment of distributions to shareholders	140	701	80	415		2,920	26,499	5,096	45,337
Shares redeemed	(515)	(2,598)	(1,545)	(8,011)		(3,394)	(31,632)	(4,688)	(43,760)
Net increase	131	$ 652	749	$ 3,938		8,345	$ 77,366	6,094	$ 53,264

Global Natural Resources					Growth			
	Six months ended 6-30-15		Year ended 12-31-14			Six months ended 6-30-15		Year ended 12-31-14	
	Shares	Value	Shares	Value		Shares	Value	Shares	Value
Shares issued from sale of shares	4,047	$ 19,450	7,458	$ 41,162		2,001	$ 24,604	7,325	$ 87,478
Shares issued in reinvestment of distributions to shareholders	28	137	—	—		9,363	105,927	13,698	148,590
Shares redeemed	(4,220)	(20,396)	(8,380)	(47,153)		(4,729)	(58,508)	(39,022)	(507,177)
Net increase (decrease)	(145)	$ (809)	(922)	$ (5,991)		6,635	$ 72,023	(17,999)	$(271,109)

High Income					International Core Equity			
	Six months ended 6-30-15		Year ended 12-31-14			Six months ended 6-30-15		Year ended 12-31-14	
	Shares	Value	Shares	Value		Shares	Value	Shares	Value
Shares issued from sale of shares	24,637	$ 95,182	94,562	$ 380,482		4,242	$ 75,666	2,368	$ 44,147
Shares issued in reinvestment of distributions to shareholders	16,178	59,897	11,698	45,940		5,314	93,448	3,766	69,273
Shares redeemed	(23,879)	(91,201)	(66,208)	(262,268)		(1,991)	(37,173)	(3,691)	(70,569)
Net increase	16,936	$ 63,878	40,052	$ 164,154		7,565	$131,941	2,443	$ 42,851

Limited-Term Bond					Micro Cap Growth			
	Six months ended 6-30-15		Year ended 12-31-14			Six months ended 6-30-15		Year ended 12-31-14	
	Shares	Value	Shares	Value		Shares	Value	Shares	Value
Shares issued from sale of shares	9,019	$ 44,669	16,115	$ 79,082		103	$ 2,724	412	$ 11,765
Shares issued in reinvestment of distributions to shareholders	1,372	6,694	653	3,203		452	10,595	403	9,753
Shares redeemed	(25,606)	(125,909)	(9,292)	(45,630)		(304)	(7,872)	(626)	(17,553)
Net increase (decrease)	(15,215)	$ (74,546)	7,476	$ 36,655		251	$ 5,447	189	$ 3,965

Mid Cap Growth					Money Market			
	Six months ended 6-30-15		Year ended 12-31-14			Six months ended 6-30-15		Year ended 12-31-14	
	Shares	Value	Shares	Value		Shares	Value	Shares	Value
Shares issued from sale of shares	4,522	$ 49,444	14,956	$ 156,737		69,499	$ 69,499	274,736	$ 274,736
Shares issued in reinvestment of distributions to shareholders	4,426	46,460	2,653	26,432		52	52	135	135
Shares redeemed	(2,536)	(27,996)	(5,954)	(62,987)		(36,335)	(36,335)	(368,053)	(368,053)
Net increase (decrease)	6,412	$ 67,908	11,655	$ 120,182		33,216	$ 33,216	(93,182)	$ (93,182)

Real Estate Securities					Science and Technology			
	Six months ended 6-30-15		Year ended 12-31-14			Six months ended 6-30-15		Year ended 12-31-14	
	Shares	Value	Shares	Value		Shares	Value	Shares	Value
Shares issued from sale of shares	804	$ 7,654	1,108	$ 9,681		2,624	$ 67,819	4,963	$ 126,886
Shares issued in reinvestment of distributions to shareholders	634	5,461	372	3,149		1,358	34,801	2,014	46,854
Shares redeemed	(1,165)	(10,860)	(1,108)	(9,710)		(2,385)	(61,486)	(4,991)	(126,981)
Net increase	273	$ 2,255	372	$ 3,120		1,597	$ 41,134	1,986	$ 46,759

	Small Cap Growth				Small Cap Value			
	Six months ended 6-30-15		Year ended 12-31-14		Six months ended 6-30-15		Year ended 12-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,948	$ 24,700	7,646	$ 92,766	669	$ 11,805	4,405	$ 76,940
Shares issued in reinvestment of distributions to shareholders	5,677	66,812	4,050	43,759	1,621	27,175	2,615	43,779
Shares redeemed	(2,952)	(37,955)	(17,412)	(224,094)	(1,124)	(20,065)	(1,875)	(34,335)
Net increase (decrease)	4,673	$ 53,557	(5,716)	$ (87,569)	1,166	$ 18,915	5,145	$ 86,384

	Value			
	Six months ended 6-30-15		Year ended 12-31-14	
	Shares	Value	Shares	Value
Shares issued from sale of shares	2,784	$ 19,836	10,972	$ 80,723
Shares issued in reinvestment of distributions to shareholders	8,521	55,408	7,565	51,576
Shares redeemed	(4,107)	(29,160)	(9,741)	(73,834)
Net increase	7,198	$ 46,084	8,796	$ 58,465

12. COMMITMENTS

Bridge loan commitments may obligate a Portfolio to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Portfolio earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At June 30, 2015, there were no outstanding bridge loan commitments.

13. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2015 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Pathfinder Aggressive	$ 89,265	$ 1,683	$ 2,595	$ (912)
Pathfinder Conservative	121,287	441	1,171	(730)
Pathfinder Moderate	919,177	21,669	6,924	14,745
Pathfinder Moderately Aggressive	1,090,741	30,943	7,897	23,046
Pathfinder Moderately Conservative	287,835	4,007	2,899	1,108
Pathfinder Moderate – Managed Volatility	315,540	—	15,624	(15,624)
Pathfinder Moderately Aggressive – Managed Volatility	60,025	—	3,713	(3,713)
Pathfinder Moderately Conservative – Managed Volatility	42,449	—	1,947	(1,947)
Asset Strategy	1,456,173	121,149	55,816	65,333
Balanced	349,325	66,322	6,049	60,273
Bond	296,775	5,299	6,618	(1,319)
Core Equity	427,063	68,811	10,664	58,147
Dividend Opportunities	432,109	78,059	9,020	69,039
Energy	131,104	11,909	9,233	2,676
Global Bond	19,954	350	1,019	(669)
Global Growth	453,340	60,370	15,783	44,587
Global Natural Resources	153,187	11,857	19,522	(7,665)
Growth	631,943	257,496	5,469	252,027
High Income	861,614	7,065	42,837	(35,772)
International Core Equity	721,788	46,274	28,683	17,591
Limited-Term Bond	393,394	1,193	865	328
Micro Cap Growth	56,901	19,665	4,941	14,724
Mid Cap Growth	521,688	113,455	36,447	77,008
Money Market	542,627	—	—	—
Real Estate Securities	44,022	4,234	1,868	2,366
Science and Technology	412,588	223,015	16,639	206,376
Small Cap Growth	361,349	120,750	7,198	113,552
Small Cap Value	323,062	38,221	9,490	28,731
Value	377,973	48,570	15,328	33,242

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2014 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Pathfinder Aggressive	$ 949	$ 2,386	$ 6,036	$ 8,601	$—	$ —	$—
Pathfinder Conservative	1,952	1,392	6,653	7,697	—	—	—
Pathfinder Moderate	11,327	15,569	63,926	73,996	—	—	—
Pathfinder Moderately Aggressive	12,275	25,237	75,017	92,849	—	—	—
Pathfinder Moderately Conservative	3,503	4,245	18,400	22,150	—	—	—
Pathfinder Moderate – Managed Volatility	1,691	—	4,283	—	—	67	—
Pathfinder Moderately Aggressive – Managed Volatility	814	—	1,498	—	—	25	—
Pathfinder Moderately Conservative – Managed Volatility	302	79	734	21	—	—	—
Asset Strategy	8,178	14,337	216,768	249,563	—	—	—
Balanced	7,921	4,730	30,505	53,171	—	—	—
Bond	11,940	8,712	9,436	—	—	—	—
Core Equity	15,331	12,260	56,753	70,279	—	—	—
Dividend Opportunities	8,905	13,522	34,234	48,634	—	—	—
Energy	232	71	3,469	652	—	2,218	—
Global Bond	415	697	—	—	—	—	—
Global Growth	8,928	2,100	36,409	24,390	—	—	—
Global Natural Resources	—	133	—	—	—	2,188	—
Growth	15,505	6,345	133,086	99,569	—	—	—
High Income	39,918	53,343	6,022	6,499	—	—	—
International Core Equity	55,559	33,621	13,714	59,822	—	—	—
Limited-Term Bond	2,601	6,692	602	—	—	140	—
Micro Cap Growth	172	—	9,582	10,589	—	—	—
Mid Cap Growth	8,594	4,583	17,837	41,767	—	—	—
Money Market	133	36	—	—	—	—	—
Real Estate Securities	469	1,668	2,681	3,771	—	—	—
Science and Technology	—	—	46,854	34,789	—	—	4
Small Cap Growth	11,898	—	31,860	66,810	—	—	—
Small Cap Value	14,775	2,833	29,005	24,339	—	—	—
Value	14,922	14,492	36,653	40,908	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2014 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), the Portfolio is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Portfolio's first fiscal year end subject to the Modernization Act was December 31, 2011. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable portfolios electing to be taxed as a regulated investment company during the period end December 31, 2014:

| | Pre-Enactment | | | | Post-Enactment | |
Portfolio	2015	2016	2017	2018	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Pathfinder Aggressive	$—	$ —	$ —	$ —	$ —	$ —
Pathfinder Conservative	—	—	—	—	—	—
Pathfinder Moderate	—	—	—	—	—	—
Pathfinder Moderately Aggressive	—	—	—	—	—	—
Pathfinder Moderately Conservative	—	—	—	—	—	—
Pathfinder Moderate – Managed Volatility	—	—	—	—	—	—
Pathfinder Moderately Aggressive – Managed Volatility	—	—	—	—	—	—
Pathfinder Moderately Conservative – Managed Volatility	—	—	—	—	—	—
Asset Strategy	—	—	—	—	—	—
Balanced	—	—	—	—	—	—
Bond	—	—	—	—	94	1,104
Core Equity	—	—	—	—	—	—
Dividend Opportunities	—	—	—	—	—	—
Energy	—	432	1,950	432	—	—
Global Bond	—	—	—	—	44	59
Global Growth	—	—	—	—	—	—
Global Natural Resources	—	—	—	—	2,442	20,833
Growth	—	—	—	—	—	—
High Income	—	—	—	—	—	—
International Core Equity	—	—	—	—	—	—
Limited-Term Bond	—	—	—	—	876	3,565
Micro Cap Growth	—	—	—	—	—	—
Mid Cap Growth	—	—	—	—	—	—
Money Market	—	—	—	—	—	—
Real Estate Securities	—	—	—	—	—	—
Science and Technology	—	—	—	—	—	—
Small Cap Growth	—	—	—	—	—	—
Small Cap Value	—	—	—	—	—	—
Value	—	—	—	—	—	—

14. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order ("SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest ("Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

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The Ivy Funds Variable Insurance Portfolios Family

Global/International Portfolios

Global Growth

International Core Equity

Domestic Equity Portfolios

Core Equity

Dividend Opportunities

Growth

Micro Cap Growth

Mid Cap Growth

Small Cap Growth

Small Cap Value

Value

Fixed Income Portfolios

Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolios

Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Global Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Pathfinder Moderate – Managed Volatility

Pathfinder Moderately Aggressive – Managed Volatility

Pathfinder Moderately Conservative – Managed Volatility

Real Estate Securities

Science and Technology

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of Ivy Funds Variable Insurance Portfolios. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the current Portfolio prospectus as well as the variable product prospectus.